Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 1Q20 www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 1Q20 www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Glossary 33 Report of Independent Auditors 35 Complete Financial Statements Page 37Contents Executive Summary 03 Management Income Statement and Balance Sheet Analysis 11 Discussion & Managerial Financial Margin 12 Analysis Cost of Credit 13 Credit Quality 15 Page 03 Commissions and Fees & Result from Insurance 17 Result from Insurance, Pension Plan and Premium Bonds 19 Non-interest Expenses 20 Balance Sheet 22 Credit Portfolio 23 Funding 25 Capital, Liquidity and Market Ratios 26 Results by Business Segments 27 Results by Region - Brazil and Latin America 29 Activities Abroad 30 Additional Information 31 Itaú Unibanco Shares 32 Glossary 33 Report of Independent Auditors 35 Complete Financial Statements Page 37

Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements

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Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Summary

We present below the financial indicators of Itaú Unibanco determined at the end of the period.

	In R$ millions (except where indicated), end of period	1Q20	4Q19	1Q19
Results	Recurring Net Income	3,912	7,296	6,877
	Operating Revenues [1]	29,206	31,833	28,208
	Managerial Financial Margin [2]	17,805	19,439	17,668
Performance	Recurring Return on Average Equity - Annualized - Consolidated [3]	12.8%	23.7%	23.6%
	Recurring Return on Average Equity - Annualized - Brazil [3]	13.0%	25.1%	24.8%
	Recurring Return on Average Assets - Annualized [4]	0.8%	1.7%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	3.1%	3.0%	3.0%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.5%	3.4%	3.7%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	2.0%	1.9%	1.4%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	239%	229%	208%
	Efficiency Ratio (IE) [6]	44.4%	44.0%	46.3%
Shares	Recurring Net Income per Share (R$) [7,8]	0.40	0.75	0.71
	Net Income per Share (R$) [7,8]	0.35	0.77	0.69
	Number of Outstanding Shares at the end of the period - in millions [8]	9,762	9,746	9,743
	Book Value per Share (R$) [8]	12.66	13.54	12.30
	Dividends and Interest on Own Capital net of Taxes [9]	850	7,729	2,407
	Market Capitalization [10]	227,754	362,147	334,179
	Market Capitalization [10] (US$ million)	43,810	89,847	85,760
Balance Sheet	Total Assets	1,982,498	1,738,713	1,651,425
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	769,216	706,664	647,061
	Deposits + Debentures + Securities + Borrowings and Onlending [11]	900,178	760,323	691,400
	Loan Portfolio/Funding [11]	71.1%	76.7%	78.6%
	Stockholders' Equity	123,624	131,987	119,824
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	13.3%	15.8%	16.0%
	Tier I Capital - BIS III	12.0%	14.4%	14.6%
	Common Equity Tier I - BIS III	10.3%	13.2%	13.3%
	Liquidity Coverage Ratio (LCR)	165.5%	149.1%	164.0%
	Net Stable Funding Ratio (NSFR) [12]	116.8%	122.2%	122.8%
Other	Assets Under Administration	1,302,887	1,387,457	1,158,642
	Total Number of Employees	95,288	94,881	99,661
	Brazil	82,107	81,691	86,204
	Abroad	13,181	13,190	13,457
	Branches and CSBs - Client Service Branches	4,501	4,504	4,934
	ATM - Automated Teller Machines [13]	45,701	46,271	47,953

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) The return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Considers the 50% stock split occurred in November 2018; (9) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) We began to disclose the NSFR in 4Q18. For further details, please refer to the Capital, Liquidity and Market Ratios section; (13) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Executive Summary Management Discussion & Analysis Managerial Income Statement In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. The devaluation of the Real against the currencies of the countries where we have investments made the impact of the overhedge strategy of these investments more relevant in this quarter. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table below. st Accounting and Managerial Financial Statements Reconciliation | 1 quarter of 2020 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Op er at in g Reven u es 14 ,84 1 18 1 4 ,4 28 (81) 2 9,20 6 Managerial Financial Margin 2 ,123 - 14,428 1,254 1 7,805 Financial Margin with Clients 15,791 - - 1 ,254 17,045 Financial Margin with the Market (1 3,668) - 1 4,428 - 760 Commissions and Fees 10,373 - - (858) 9,514 Revenues from Insurance, Pension Plan and Premium Bonds 1 ,255 - - 6 32 1 ,887 Operations Before Retained Claims and Selling Expenses Other Operating Income 460 - - (4 60) - Equity in Earnings of Affiliates and Other Investments 303 - - (3 03) - Non-operating Income 328 18 - (345) - Co st o f Cr ed it ( 10 ,189) 557 - ( 4 55) ( 10 ,0 87 ) Provision for Loan Losses (1 0,872) 557 - (8 3) (10,398) Impairment - - - (8 9) (8 9) Discounts Granted - - - (266) (2 66) Recovery of Loans Written Off as Losses 683 - - (1 7) 666 Ret ain ed Claim s (329) - - - (329) Ot h er Op er at in g E xp en ses (13,513) 319 ( 1,4 0 5) 84 7 ( 13,7 52) Non-interest Expenses (13,231) 319 - 8 56 (12,056) Tax Expenses for ISS, PIS, Cofins and Other Taxes (2 77) - (1,405) (9) (1,691) Insurance Selling Expenses (5) - - - (5) In c o m e b efo r e T ax an d P r o fit Sh ar in g (9,190) 895 1 3,0 23 311 5,0 38 In c o m e T ax an d So c ial Co n t r ib u t io n 1 2,659 ( 27 9) ( 13,0 23) (332) ( 97 5) P r o fit Sh ar in g M an ag em en t M em b er s - St at u t o r y (22) - - 22 - M in o r it y In t er est s ( 4 5) ( 10 6) - - (151) N et In c o m e 3 ,4 0 1 5 10 - - 3 ,912 Non-Recurring Events Net of Tax Effects In R$ millions 1Q20 4Q19 1Q19 Net Income 3,401 7,482 6 ,710 (510) 1 86 (167) (-) Non-Recurring Events Mark to market of collateralized securities (3 07) - - - 2,303 - Revaluation of the tax credit balance - (2 ,453) - Constitution of provision for loan losses - 1 ,974 - Gain due to the primary issuance of XP Investimentos shares - (1 ,307) - Civil, Fiscal and Labor contingencies (186) (1 55) (167) Goodwill Amortization - 9 - Liability Adequacy Test Impairment, mainly related to technology - (37) - (18) (148) - Other Recurring Net Income 3,912 7,296 6 ,877 Itaú Unibanco Holding S.A. 06 Executive Summary Management Discussion & Analysis Managerial Income Statement In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. The devaluation of the Real against the currencies of the countries where we have investments made the impact of the overhedge strategy of these investments more relevant in this quarter. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table below. st Accounting and Managerial Financial Statements Reconciliation | 1 quarter of 2020 Non-recurring Tax Effect Managerial Accounting Managerial Events of Hedge Reclassifications In R$ millions Op er at in g Reven u es 14 ,84 1 18 1 4 ,4 28 (81) 2 9,20 6 Managerial Financial Margin 2 ,123 - 14,428 1,254 1 7,805 Financial Margin with Clients 15,791 - - 1 ,254 17,045 Financial Margin with the Market (1 3,668) - 1 4,428 - 760 Commissions and Fees 10,373 - - (858) 9,514 Revenues from Insurance, Pension Plan and Premium Bonds 1 ,255 - - 6 32 1 ,887 Operations Before Retained Claims and Selling Expenses Other Operating Income 460 - - (4 60) - Equity in Earnings of Affiliates and Other Investments 303 - - (3 03) - Non-operating Income 328 18 - (345) - Co st o f Cr ed it ( 10 ,189) 557 - ( 4 55) ( 10 ,0 87 ) Provision for Loan Losses (1 0,872) 557 - (8 3) (10,398) Impairment - - - (8 9) (8 9) Discounts Granted - - - (266) (2 66) Recovery of Loans Written Off as Losses 683 - - (1 7) 666 Ret ain ed Claim s (329) - - - (329) Ot h er Op er at in g E xp en ses (13,513) 319 ( 1,4 0 5) 84 7 ( 13,7 52) Non-interest Expenses (13,231) 319 - 8 56 (12,056) Tax Expenses for ISS, PIS, Cofins and Other Taxes (2 77) - (1,405) (9) (1,691) Insurance Selling Expenses (5) - - - (5) In c o m e b efo r e T ax an d P r o fit Sh ar in g (9,190) 895 1 3,0 23 311 5,0 38 In c o m e T ax an d So c ial Co n t r ib u t io n 1 2,659 ( 27 9) ( 13,0 23) (332) ( 97 5) P r o fit Sh ar in g M an ag em en t M em b er s - St at u t o r y (22) - - 22 - M in o r it y In t er est s ( 4 5) ( 10 6) - - (151) N et In c o m e 3 ,4 0 1 5 10 - - 3 ,912 Non-Recurring Events Net of Tax Effects In R$ millions 1Q20 4Q19 1Q19 Net Income 3,401 7,482 6 ,710 (510) 1 86 (167) (-) Non-Recurring Events Mark to market of collateralized securities (3 07) - - - 2,303 - Revaluation of the tax credit balance - (2 ,453) - Constitution of provision for loan losses - 1 ,974 - Gain due to the primary issuance of XP Investimentos shares - (1 ,307) - Civil, Fiscal and Labor contingencies (186) (1 55) (167) Goodwill Amortization - 9 - Liability Adequacy Test Impairment, mainly related to technology - (37) - (18) (148) - Other Recurring Net Income 3,912 7,296 6 ,877 Itaú Unibanco Holding S.A. 06

Executive Summary Management Discussion & Analysis st 1 quarter of 2020 Income Statement In R$ millions 1Q20 4Q19 D' 1Q19 D' Op er at in g Reven u es 2 9,20 6 31,833 -8.3% 28,20 8 3.5% Managerial Financial Margin 17,805 19,439 -8.4% 17,668 0.8% Financial Margin with Clients 17,045 1 8,132 -6.0% 16,424 3.8% Financial Margin with the Market 760 1,307 -41.8% 1 ,244 -38.9% Commissions and Fees 9,514 10,356 -8.1% 8,622 10.4% 1 Revenues from Insurance 1 ,887 2,038 -7.4% 1,918 -1.6% Co st o f Cr ed it ( 10 ,0 87 ) (5,811) 7 3.6% ( 3,80 4 ) 165.2% Provision for Loan Losses (10,398) (6 ,145) 69.2% (4 ,206) 147.2% Impairment (8 9) (230) -61.5% (30) 197.7% Discounts Granted (266) (379) -29.8% (3 08) -13.7% Recovery of Loans Written Off as Losses 666 943 -29.4% 741 -10.1% Ret ain ed Claim s (329) (330) -0 .2% (299) 10 .1% Ot h er Op er at in g E xp en ses ( 13,7 52) ( 14 ,97 2) -8.2% ( 13,84 2) -0 .6% Non-interest Expenses (12,056) (13,011) -7.3% (12,150) -0.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1 ,691) (1,959) -13.7% (1,680) 0.6% Insurance Selling Expenses (5) (2) 112.1% (12) -59.1% In c o m e b efo r e T ax an d M in o r it y In t er est s 5 ,0 38 10 ,7 19 -53.0% 10 ,263 -50 .9% In c o m e T ax an d So c ial Co n t r ib u t io n ( 97 5) (3,384) -7 1.2% (3,188) -69.4 % M in o r it y In t er est s in Su b sid iar ies (151) (39) 283.5% (198) -23.7 % Rec u r r in g N et In c o m e 3,912 7 ,296 -4 6.4% 6,87 7 -4 3.1% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Context and financial performance: Recurring Net Income In the face of the global spread of COVID-19, the world is going through a serious crisis, whose social and economic consequences already affect the lives of people and companies. As the largest private bank in Brazil, it is up to us to work to mitigate these effects and contribute to the restoration of normality in the shortest possible time. Fulfilling our economic R$3.9 billion in 1Q20 and social function and supporting our customers and society in this delicate moment is only possible because, over the years, we have met several conditions to face crisis situations. R$ millions Noteworthy, our continuous investment in the people development and technology, both in - 43.1% running the bank's operations as well as serving our clients, has allowed us to keep the availability of digital channels at the highest historical level, even with the boost in demand since the adoption of social distancing measures to slow the spread of the disease in the - 46.4% country. In the last week of March, for example, 98% of transfers and 86% of payments were made through digital channels. At the same time, we managed to deploy 95% of employees in central administration, call centers and digital agencies to work from home remotely. The adaptation to the model was fast and we were able to continue developing solutions and features that allow self-service, thus preventing clients from traveling to branches. This challenging context, starting in the second half of March, significantly changed the macroeconomic scenario and the financial perspectives of people and companies, thus impacting our cost of credit. Our expected loss provisioning model, in effect since 2010, reflects in our balance sheet the entire possibility of loss since the credit granting and it is updated according to changes in the macroeconomic conditions. As a result, cost of credit reached R$ 10.1 billion in the first quarter of 2020, up 73.6% compared to the fourth quarter of 2019. Furthermore, operating revenues decreased 8.3% in the quarter. Financial margin with clients went down due to the regulatory change in overdraft rates in force since the beginning of the year and to the lower basic interest rate. The reduction in financial margin with the market is associated with increased volatility in the second half of March. The reduction in commissions and fees is related to the seasonality in card revenues, to the lower activity in capital markets impacting our investment banking revenues and to lower performance fees in the asset management business. On the other hand, lower personnel and third-party services expenses generated a 7.3% reduction in non-interest expenses compared to the fourth quarter. Finally, the effective income tax and social contribution rate was 19.4% in the quarter. There was a reduction because the lower pre-tax result made the tax benefit of interest on capital more economically relevant, with an impact of 13 percentage points on the theoretical rate. Thus, we reached recurring net income of R$3.9 billion in the first quarter of 2020, down 46.4% in relation to the previous quarter, and a return on average equity of 12.8%. Itaú Unibanco Holding S.A. 07 Executive Summary Management Discussion & Analysis st 1 quarter of 2020 Income Statement In R$ millions 1Q20 4Q19 D' 1Q19 D' Op er at in g Reven u es 2 9,20 6 31,833 -8.3% 28,20 8 3.5% Managerial Financial Margin 17,805 19,439 -8.4% 17,668 0.8% Financial Margin with Clients 17,045 1 8,132 -6.0% 16,424 3.8% Financial Margin with the Market 760 1,307 -41.8% 1 ,244 -38.9% Commissions and Fees 9,514 10,356 -8.1% 8,622 10.4% 1 Revenues from Insurance 1 ,887 2,038 -7.4% 1,918 -1.6% Co st o f Cr ed it ( 10 ,0 87 ) (5,811) 7 3.6% ( 3,80 4 ) 165.2% Provision for Loan Losses (10,398) (6 ,145) 69.2% (4 ,206) 147.2% Impairment (8 9) (230) -61.5% (30) 197.7% Discounts Granted (266) (379) -29.8% (3 08) -13.7% Recovery of Loans Written Off as Losses 666 943 -29.4% 741 -10.1% Ret ain ed Claim s (329) (330) -0 .2% (299) 10 .1% Ot h er Op er at in g E xp en ses ( 13,7 52) ( 14 ,97 2) -8.2% ( 13,84 2) -0 .6% Non-interest Expenses (12,056) (13,011) -7.3% (12,150) -0.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1 ,691) (1,959) -13.7% (1,680) 0.6% Insurance Selling Expenses (5) (2) 112.1% (12) -59.1% In c o m e b efo r e T ax an d M in o r it y In t er est s 5 ,0 38 10 ,7 19 -53.0% 10 ,263 -50 .9% In c o m e T ax an d So c ial Co n t r ib u t io n ( 97 5) (3,384) -7 1.2% (3,188) -69.4 % M in o r it y In t er est s in Su b sid iar ies (151) (39) 283.5% (198) -23.7 % Rec u r r in g N et In c o m e 3,912 7 ,296 -4 6.4% 6,87 7 -4 3.1% (1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. Context and financial performance: Recurring Net Income In the face of the global spread of COVID-19, the world is going through a serious crisis, whose social and economic consequences already affect the lives of people and companies. As the largest private bank in Brazil, it is up to us to work to mitigate these effects and contribute to the restoration of normality in the shortest possible time. Fulfilling our economic R$3.9 billion in 1Q20 and social function and supporting our customers and society in this delicate moment is only possible because, over the years, we have met several conditions to face crisis situations. R$ millions Noteworthy, our continuous investment in the people development and technology, both in - 43.1% running the bank's operations as well as serving our clients, has allowed us to keep the availability of digital channels at the highest historical level, even with the boost in demand since the adoption of social distancing measures to slow the spread of the disease in the - 46.4% country. In the last week of March, for example, 98% of transfers and 86% of payments were made through digital channels. At the same time, we managed to deploy 95% of employees in central administration, call centers and digital agencies to work from home remotely. The adaptation to the model was fast and we were able to continue developing solutions and features that allow self-service, thus preventing clients from traveling to branches. This challenging context, starting in the second half of March, significantly changed the macroeconomic scenario and the financial perspectives of people and companies, thus impacting our cost of credit. Our expected loss provisioning model, in effect since 2010, reflects in our balance sheet the entire possibility of loss since the credit granting and it is updated according to changes in the macroeconomic conditions. As a result, cost of credit reached R$ 10.1 billion in the first quarter of 2020, up 73.6% compared to the fourth quarter of 2019. Furthermore, operating revenues decreased 8.3% in the quarter. Financial margin with clients went down due to the regulatory change in overdraft rates in force since the beginning of the year and to the lower basic interest rate. The reduction in financial margin with the market is associated with increased volatility in the second half of March. The reduction in commissions and fees is related to the seasonality in card revenues, to the lower activity in capital markets impacting our investment banking revenues and to lower performance fees in the asset management business. On the other hand, lower personnel and third-party services expenses generated a 7.3% reduction in non-interest expenses compared to the fourth quarter. Finally, the effective income tax and social contribution rate was 19.4% in the quarter. There was a reduction because the lower pre-tax result made the tax benefit of interest on capital more economically relevant, with an impact of 13 percentage points on the theoretical rate. Thus, we reached recurring net income of R$3.9 billion in the first quarter of 2020, down 46.4% in relation to the previous quarter, and a return on average equity of 12.8%. Itaú Unibanco Holding S.A. 07

Executive Summary Management Discussion & Analysis Highlights in 1Q20 Commissions, Fees and Result from Financial Margin Cost of Credit 1 Insurance R$ millions R$ millions R$ millions R$17.8 billion R$10.1 billion R$11.1 billion - 8.4% + 73.6% - 8.2% + 0.8% + 165.2% + 8.2% The decrease in the quarter was driven by the The macroeconomic scenario and the financial Compared to the fourth quarter of 2019, the regulatory change in overdraft rates, by the perspectives of people and companies changed as decrease was due to the lower revenues from: (i) interest rate reduction on our working capital and of the second half of March 2020. The increase in credit and debit cards related to the seasonality of by lower credit spreads. These negative effects the cost of credit was due to this change, which, the quarter and to the impact of social distancing were partially offset by the increase in credit captured by our expected loss provisioning model, measures started in the second half of March 2020, volume. generated higher provision expenses in the Retail (ii) investment banking and brokerage services as a and Wholesale bank in Brazil, both in the quarterly result of lower capital market activity and (iii) Lower gains in the overhedge strategy of our comparison and in the comparison with the same performance fees in the asset management investments abroad and in the trading desk were period of the previous year. business. the main reasons for the decrease in the financial margin with the market. Higher revenues from investment banking, brokerage and asset management were responsible for the increase in commissions and fees compared to the same period of the previous year and were partially offset by the lower revenues from acquiring services. Further details on page 12 Further details on page 13 Further details on pages 17-18 Non-Interest Expenses Return on Equity R$ millions R$12.1 billion 12.8% - 7.3% - 0.8 % The 7.3% reduction in the quarter was due to Efficiency Ratio (E.R.) lower expenses with employee’s profit sharing, terminations and labor claims, third-party services and data processing. Compared to the same period of the previous year, strategic cost management and the continuous investment in technology led to a 0.8% reduction in non-interest expenses, with reductions in personnel and administrative expenses. Further details on pages 20-21 Further details on page 21 ¹ Result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses. 08 Itaú Unibanco Holding S.A. Executive Summary Management Discussion & Analysis Highlights in 1Q20 Commissions, Fees and Result from Financial Margin Cost of Credit 1 Insurance R$ millions R$ millions R$ millions R$17.8 billion R$10.1 billion R$11.1 billion - 8.4% + 73.6% - 8.2% + 0.8% + 165.2% + 8.2% The decrease in the quarter was driven by the The macroeconomic scenario and the financial Compared to the fourth quarter of 2019, the regulatory change in overdraft rates, by the perspectives of people and companies changed as decrease was due to the lower revenues from: (i) interest rate reduction on our working capital and of the second half of March 2020. The increase in credit and debit cards related to the seasonality of by lower credit spreads. These negative effects the cost of credit was due to this change, which, the quarter and to the impact of social distancing were partially offset by the increase in credit captured by our expected loss provisioning model, measures started in the second half of March 2020, volume. generated higher provision expenses in the Retail (ii) investment banking and brokerage services as a and Wholesale bank in Brazil, both in the quarterly result of lower capital market activity and (iii) Lower gains in the overhedge strategy of our comparison and in the comparison with the same performance fees in the asset management investments abroad and in the trading desk were period of the previous year. business. the main reasons for the decrease in the financial margin with the market. Higher revenues from investment banking, brokerage and asset management were responsible for the increase in commissions and fees compared to the same period of the previous year and were partially offset by the lower revenues from acquiring services. Further details on page 12 Further details on page 13 Further details on pages 17-18 Non-Interest Expenses Return on Equity R$ millions R$12.1 billion 12.8% - 7.3% - 0.8 % The 7.3% reduction in the quarter was due to Efficiency Ratio (E.R.) lower expenses with employee’s profit sharing, terminations and labor claims, third-party services and data processing. Compared to the same period of the previous year, strategic cost management and the continuous investment in technology led to a 0.8% reduction in non-interest expenses, with reductions in personnel and administrative expenses. Further details on pages 20-21 Further details on page 21 ¹ Result from insurance operations includes the revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses. 08 Itaú Unibanco Holding S.A.

Executive Summary Management Discussion & Analysis Highlights in 1Q20 Credit Portfolio with Financial Guarantees Provided and Corporate Securities Due to a new commercial orientation, the segmentation for companies clients has changed. The segment of very small, small and middle-market companies started to consider customers with annual salles of up to R$500 million (previously up to R$300 million). Therefore, the segment of cor- porate clients started to be formed by companies with annual sales above R$500 million. For comparability purposes, previous periods information have been reclassified. In R$ billions, end of period 1Q20 4Q19 1Q19 D'D' In d ivid u als 238.1 239.8 -0 .7% 215.6 10 .4 % Credit Card Loans 83.8 9 0.9 -7.8% 7 6.4 9.7% Personal Loans 37.4 34.6 8.1% 3 1.1 20.0% 1 Payroll Loans 5 0.3 49.4 1.8% 4 8.6 3.4% Vehicle Loans 1 9.4 19.0 2.3% 16.6 17.3% Mortgage Loans 47.2 45.9 2.6% 42.9 10.0% 2 V er y Sm all, Sm all an d M id d le M ar ket Lo an s 10 4 .5 95.3 9.7% 7 9.2 31.9% In d ivid u als + V er y Sm all, Sm all an d M id d le M ar ket Lo an s 3 4 2.6 3 35.0 2.2% 2 94 .8 16.2% Co r p o r at e Lo an s 231.1 20 5.4 12.5% 1 85.6 24 .5% Credit Operations 1 71.9 1 48.4 15.8% 147.5 16.5% 3 Corporate Securities 59.2 56.9 4.0% 38.0 55.7% T o t al B r azil wit h Fin an c ial G u ar an t ees P r o vid ed an d 57 3.7 5 4 0 .4 6.2% 4 80 .4 19.4 % Co r p o r at e Sec u r it ies Lat in A m er ic a 195.6 1 66.3 17 .6% 166.7 17 .3% Argentina 10.7 8 .2 30.5% 1 0.4 3.1% Chile 131.8 111.8 17.9% 109.7 20.2% Colombia 29.8 2 7.5 8.3% 2 8.0 6.3% Paraguay 9 .3 7 .4 26.0% 8 .0 16.7% Panama 1.7 1.3 25.0% 1 .3 26.2% Uruguay 12.2 10.0 21.8% 9 .2 31.7% T o t al wit h Fin an c ial G u ar an t ees P r o vid ed an d 7 69.2 7 0 6.7 8.9% 64 7 .1 18.9% Co r p o r at e Sec u r it ies T o t al wit h Fin an c ial G u ar an t ees P r o vid ed an d Co r p o r at e 7 69.2 7 4 9.3 2.7% 681.8 12.8% 4 Sec u r it ies ( ex-fo r eig n exc h an g e r at e var iat io n ) (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Com- mercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. NPL Ratio (%) | over 90 days Coverage Ratio | 90 days NPL Ratio (%) | 15 to 90 days + 10 bps vs. fourth quarter of 2019 + 10 p.p. vs. fourth quarter of 2019 + 30 bps vs. fourth quarter of 2019 3.1% 2.6% 239% + 10 bps vs. first quarter of 2019 + 29 p.p. vs. first quarter of 2019 + 10 bps vs. first quarter of 2019 Total non-performing over 90 days ratio increased The constitution of provision due to the change in The consolidated short-term delinquency ratio 10 basis points from the previous quarter. the macroeconomic scenario as of the second half increased in the quarter as a consequence of In Brazil, the ratio for individuals increased as a of March 2020, was responsible for the increases higher delinquency in Latin America, both in the consequence of the growth in riskier portfolios in of 10 percentage points in the coverage ratio and individuals and in the companies portfolios. the product mix, but within our risk appetite. of 5 percentage points in the expanded coverage ratio in the quarter. In Brazil, the short-term delinquency ratio The increase in Latin America was observed in remained stable. The seasonal increase in the specific operations in the corporate segment, both individuals and in the very-small, small and in Chile and Argentina. middle market companies was offset by the reduction in the corporate segment. Further details on pages 15-16 Further details on pages 15-16 Further details on pages 15-16 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Itaú Unibanco Holding S.A. 09 Executive Summary Management Discussion & Analysis Highlights in 1Q20 Credit Portfolio with Financial Guarantees Provided and Corporate Securities Due to a new commercial orientation, the segmentation for companies clients has changed. The segment of very small, small and middle-market companies started to consider customers with annual salles of up to R$500 million (previously up to R$300 million). Therefore, the segment of cor- porate clients started to be formed by companies with annual sales above R$500 million. For comparability purposes, previous periods information have been reclassified. In R$ billions, end of period 1Q20 4Q19 1Q19 D'D' In d ivid u als 238.1 239.8 -0 .7% 215.6 10 .4 % Credit Card Loans 83.8 9 0.9 -7.8% 7 6.4 9.7% Personal Loans 37.4 34.6 8.1% 3 1.1 20.0% 1 Payroll Loans 5 0.3 49.4 1.8% 4 8.6 3.4% Vehicle Loans 1 9.4 19.0 2.3% 16.6 17.3% Mortgage Loans 47.2 45.9 2.6% 42.9 10.0% 2 V er y Sm all, Sm all an d M id d le M ar ket Lo an s 10 4 .5 95.3 9.7% 7 9.2 31.9% In d ivid u als + V er y Sm all, Sm all an d M id d le M ar ket Lo an s 3 4 2.6 3 35.0 2.2% 2 94 .8 16.2% Co r p o r at e Lo an s 231.1 20 5.4 12.5% 1 85.6 24 .5% Credit Operations 1 71.9 1 48.4 15.8% 147.5 16.5% 3 Corporate Securities 59.2 56.9 4.0% 38.0 55.7% T o t al B r azil wit h Fin an c ial G u ar an t ees P r o vid ed an d 57 3.7 5 4 0 .4 6.2% 4 80 .4 19.4 % Co r p o r at e Sec u r it ies Lat in A m er ic a 195.6 1 66.3 17 .6% 166.7 17 .3% Argentina 10.7 8 .2 30.5% 1 0.4 3.1% Chile 131.8 111.8 17.9% 109.7 20.2% Colombia 29.8 2 7.5 8.3% 2 8.0 6.3% Paraguay 9 .3 7 .4 26.0% 8 .0 16.7% Panama 1.7 1.3 25.0% 1 .3 26.2% Uruguay 12.2 10.0 21.8% 9 .2 31.7% T o t al wit h Fin an c ial G u ar an t ees P r o vid ed an d 7 69.2 7 0 6.7 8.9% 64 7 .1 18.9% Co r p o r at e Sec u r it ies T o t al wit h Fin an c ial G u ar an t ees P r o vid ed an d Co r p o r at e 7 69.2 7 4 9.3 2.7% 681.8 12.8% 4 Sec u r it ies ( ex-fo r eig n exc h an g e r at e var iat io n ) (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Com- mercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. NPL Ratio (%) | over 90 days Coverage Ratio | 90 days NPL Ratio (%) | 15 to 90 days + 10 bps vs. fourth quarter of 2019 + 10 p.p. vs. fourth quarter of 2019 + 30 bps vs. fourth quarter of 2019 3.1% 2.6% 239% + 10 bps vs. first quarter of 2019 + 29 p.p. vs. first quarter of 2019 + 10 bps vs. first quarter of 2019 Total non-performing over 90 days ratio increased The constitution of provision due to the change in The consolidated short-term delinquency ratio 10 basis points from the previous quarter. the macroeconomic scenario as of the second half increased in the quarter as a consequence of In Brazil, the ratio for individuals increased as a of March 2020, was responsible for the increases higher delinquency in Latin America, both in the consequence of the growth in riskier portfolios in of 10 percentage points in the coverage ratio and individuals and in the companies portfolios. the product mix, but within our risk appetite. of 5 percentage points in the expanded coverage ratio in the quarter. In Brazil, the short-term delinquency ratio The increase in Latin America was observed in remained stable. The seasonal increase in the specific operations in the corporate segment, both individuals and in the very-small, small and in Chile and Argentina. middle market companies was offset by the reduction in the corporate segment. Further details on pages 15-16 Further details on pages 15-16 Further details on pages 15-16 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Itaú Unibanco Holding S.A. 09

Executive Summary Management Discussion & Analysis 2020 Forecast Due to the lack of predictability of the extent and depth of the effects of the COVID-19 crisis and its social and economic impacts, the 2020 forecast previously disclosed is now suspended. Management understands that it is prudent not to disclose new forecast at this time, until it is possible to be more precise about the impacts and extent of the current situation in our operations. Change in total credit portfolio with financial guarantees and corporate securities nd As from the 2 quarter of 2020, we will consider other operations with credit characteristics in the corporate securities portfolio, with the inclusion of the following products: rural product notes (CPR), financial bills (LF), investment fund quotas and eurobonds. Below we present our total credit portfolio considering this new composition. In R$ billions, end of period 1Q20 4Q19 1Q19 D'D' In d ivid u als 2 38.1 2 39.8 -0 .7% 215.6 10 .4 % Credit Card Loans 83.8 90.9 -7.8% 7 6.4 9.7% Personal Loans 37.4 3 4.6 8.1% 3 1.1 20.0% 1 Payroll Loans 50.3 4 9.4 1.8% 48.6 3.4% Vehicle Loans 1 9.4 1 9.0 2.3% 16.6 17.3% Mortgage Loans 47.2 4 5.9 2.6% 4 2.9 10.0% 2 V er y Sm all, Sm all an d M id d le M ar ket Lo an s 10 4 .5 95.3 9.7% 7 9.2 31.9% In d ivid u als + V er y Sm all, Sm all an d M id d le M ar ket Lo an s 34 2.6 3 35.0 2.2% 2 94 .8 16.2% Co r p o r at e Lo an s 2 4 8.1 219.1 13.2% 20 0 .9 23.5% Credit Operations 171.9 1 48.4 15.8% 1 47.5 16.5% 3 Corporate Securities 76.3 7 0.7 7.9% 53.3 43.0% T o t al B r azil wit h Fin an c ial G u ar an t ees P r o vid ed an d 590 .7 5 54 .2 6.6% 4 95.7 19.2% Co r p o r at e Sec u r it ies Lat in A m er ic a 1 95.6 1 66.3 17 .6% 1 66.7 17 .3% T o t al wit h Fin an c ial G u ar an t ees P r o vid ed an d Co r p o r at e 7 86.3 7 20 .4 9.1% 6 62.4 18.7 % Sec u r it ies (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. Itaú Unibanco Holding S.A. 10 Executive Summary Management Discussion & Analysis 2020 Forecast Due to the lack of predictability of the extent and depth of the effects of the COVID-19 crisis and its social and economic impacts, the 2020 forecast previously disclosed is now suspended. Management understands that it is prudent not to disclose new forecast at this time, until it is possible to be more precise about the impacts and extent of the current situation in our operations. Change in total credit portfolio with financial guarantees and corporate securities nd As from the 2 quarter of 2020, we will consider other operations with credit characteristics in the corporate securities portfolio, with the inclusion of the following products: rural product notes (CPR), financial bills (LF), investment fund quotas and eurobonds. Below we present our total credit portfolio considering this new composition. In R$ billions, end of period 1Q20 4Q19 1Q19 D'D' In d ivid u als 2 38.1 2 39.8 -0 .7% 215.6 10 .4 % Credit Card Loans 83.8 90.9 -7.8% 7 6.4 9.7% Personal Loans 37.4 3 4.6 8.1% 3 1.1 20.0% 1 Payroll Loans 50.3 4 9.4 1.8% 48.6 3.4% Vehicle Loans 1 9.4 1 9.0 2.3% 16.6 17.3% Mortgage Loans 47.2 4 5.9 2.6% 4 2.9 10.0% 2 V er y Sm all, Sm all an d M id d le M ar ket Lo an s 10 4 .5 95.3 9.7% 7 9.2 31.9% In d ivid u als + V er y Sm all, Sm all an d M id d le M ar ket Lo an s 34 2.6 3 35.0 2.2% 2 94 .8 16.2% Co r p o r at e Lo an s 2 4 8.1 219.1 13.2% 20 0 .9 23.5% Credit Operations 171.9 1 48.4 15.8% 1 47.5 16.5% 3 Corporate Securities 76.3 7 0.7 7.9% 53.3 43.0% T o t al B r azil wit h Fin an c ial G u ar an t ees P r o vid ed an d 590 .7 5 54 .2 6.6% 4 95.7 19.2% Co r p o r at e Sec u r it ies Lat in A m er ic a 1 95.6 1 66.3 17 .6% 1 66.7 17 .3% T o t al wit h Fin an c ial G u ar an t ees P r o vid ed an d Co r p o r at e 7 86.3 7 20 .4 9.1% 6 62.4 18.7 % Sec u r it ies (1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 23 and 24. Itaú Unibanco Holding S.A. 10

Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements

Income Statement Analysis Management Discussion & Analysis Managerial Financial Margin Highlights • Financial margin with clients decreased by 6.0% in the quarter, due to the regulatory change in overdraft, to the interest rate reduction and to fewer calendar days. • The 41.8% decrease in the financial margin with the market in the quarter was driven by the lower gains in the overhedge of our investments abroad and in the trading desk. 1Q20 4Q19 1Q19 R$ millions D D Financial Margin with Clients 1 7,045 1 8,132 -6.0% 1 6,424 3.8% Financial Margin with the Market -41.8% 1,244 -38.9% 760 1,307 Total -8.4% 1 7,668 0.8% 17,805 19,439 0 0 0 Financial Margin with Clients Change in the Financial Margin with Clients Breakdown R$ millions 4.8% 18,132 1,275 17,045 16,569 151 15,770 (1,563) (109) (29) (139) (597) (76) 1 2 3 4 1 (1) (1) (2) 4Q19 Working Capital Spread-Sensitive Mix of products Asset Spreads Regulatory Average Asset Lower calendar Others Spread-Sensitive Working Capital 1Q20 and other 4Q19 Operations 4Q19 change in Portfolio and days Operations 1Q20 and other 1Q20 overdraft Liabilities Margin 1) (2) Includes capital allocated to business areas (except treasury) and the corporation working capital. Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 1 Working capital and other (- R$288 million): negative effect of the decrease in the interest rate on the remuneration of the working capital and of the lower average balance, due to the payment of dividends. Mix of products (- R$109 million): higher share of corporate loans. 2 3 Asset spreads ( - R$29 million): spread reduction in individuals and companies loans. 4 Average asset portfolio and liabilities margin (+ R$151 million): increase in personal and companies loan portfolios in the quarter was partially offset by the negative effect of the lower interest rate and fewer business days in the liabilities margin. Annualized average rate of financial margin with clients 1Q20 4Q19 Average Financial Average Rate Average Financial Average Rate (1) (1) In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) Financial Margin with Clients 765,350 17,045 9.2% 745,921 18,132 10.0% Spread-Sensitive Operations 669,015 15,770 9.8% 64 3,659 1 6,569 10.6% Working Capital and Other 96,336 1,275 5.4% 102,262 1,563 6.2% Cost of Credit (10,087) (5,811) Risk-Adjusted Financial Margin with Clients 6,958 3.7% 12,321 6.7% 765,350 745,921 (1) Average daily balance. Consolidated Brazil 12.2% 12.1% 12.1% 12.2% 12.2% 10.0% 10.0% 10.0% 11.8% 11.9% 9.9% 10.0% 9.8% 9.8% 9.2% 11.1% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 8.4% 7.6% 7.7% 7.6% 7.6% 7.5% 7.4% 6.7% 4.1% 3.7% 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Financial margin with clients Risk-adjusted financial margin with clients Itaú Unibanco Holding S.A. 12 Income Statement Analysis Management Discussion & Analysis Managerial Financial Margin Highlights • Financial margin with clients decreased by 6.0% in the quarter, due to the regulatory change in overdraft, to the interest rate reduction and to fewer calendar days. • The 41.8% decrease in the financial margin with the market in the quarter was driven by the lower gains in the overhedge of our investments abroad and in the trading desk. 1Q20 4Q19 1Q19 R$ millions D D Financial Margin with Clients 1 7,045 1 8,132 -6.0% 1 6,424 3.8% Financial Margin with the Market -41.8% 1,244 -38.9% 760 1,307 Total -8.4% 1 7,668 0.8% 17,805 19,439 0 0 0 Financial Margin with Clients Change in the Financial Margin with Clients Breakdown R$ millions 4.8% 18,132 1,275 17,045 16,569 151 15,770 (1,563) (109) (29) (139) (597) (76) 1 2 3 4 1 (1) (1) (2) 4Q19 Working Capital Spread-Sensitive Mix of products Asset Spreads Regulatory Average Asset Lower calendar Others Spread-Sensitive Working Capital 1Q20 and other 4Q19 Operations 4Q19 change in Portfolio and days Operations 1Q20 and other 1Q20 overdraft Liabilities Margin 1) (2) Includes capital allocated to business areas (except treasury) and the corporation working capital. Includes Latin America (ex-Brazil) spread-sensitive operations and structured operations from the wholesale segment. 1 Working capital and other (- R$288 million): negative effect of the decrease in the interest rate on the remuneration of the working capital and of the lower average balance, due to the payment of dividends. Mix of products (- R$109 million): higher share of corporate loans. 2 3 Asset spreads ( - R$29 million): spread reduction in individuals and companies loans. 4 Average asset portfolio and liabilities margin (+ R$151 million): increase in personal and companies loan portfolios in the quarter was partially offset by the negative effect of the lower interest rate and fewer business days in the liabilities margin. Annualized average rate of financial margin with clients 1Q20 4Q19 Average Financial Average Rate Average Financial Average Rate (1) (1) In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) Financial Margin with Clients 765,350 17,045 9.2% 745,921 18,132 10.0% Spread-Sensitive Operations 669,015 15,770 9.8% 64 3,659 1 6,569 10.6% Working Capital and Other 96,336 1,275 5.4% 102,262 1,563 6.2% Cost of Credit (10,087) (5,811) Risk-Adjusted Financial Margin with Clients 6,958 3.7% 12,321 6.7% 765,350 745,921 (1) Average daily balance. Consolidated Brazil 12.2% 12.1% 12.1% 12.2% 12.2% 10.0% 10.0% 10.0% 11.8% 11.9% 9.9% 10.0% 9.8% 9.8% 9.2% 11.1% 9.5% 9.6% 9.2% 9.2% 9.2% 9.0% 8.4% 7.6% 7.7% 7.6% 7.6% 7.5% 7.4% 6.7% 4.1% 3.7% 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 Financial margin with clients Risk-adjusted financial margin with clients Itaú Unibanco Holding S.A. 12

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

Highlights

- The increase in the cost of credit was due to changes in the macroeconomic scenario and the financial perspectives of individuals and companies from the second half of March 2020, both when compared to the previous quarter and when compared to the same period of the previous year.

In R$ millions	1Q20	4Q19	Δ	1Q19	Δ
Provision for Loan Losses	(10,398)	(6,145)	69.2%	(4,206)	147.2%
Recovery of Loans Written Off as Losses	666	943	-29.4%	741	-10.1%
Result from Loan Losses	**(9,732)**	**(5,202)**	**87.1%**	**(3,466)**	**180.8%**
Impairment	(89)	(230)	-61.5%	(30)	197.7%
Discounts Granted	(266)	(379)	-29.8%	(308)	-13.7%
Cost of Credit	**(10,087)**	**(5,811)**	**73.6%**	**(3,804)**	**165.2%**

Cost of credit increased R$4,276 million compared to the previous quarter. The change in the macroeconomic scenario and financial perspectives of individuals and companies from the second half of March 2020, which was captured by our expected loss provisioning model, led to an increase of R$4,253 million of provision for loan losses in the quarter. There was also a reduction of R$278 million in recovery of loans written off as losses and a reduction of R$142 million in impairment charges on corporate securities, concentrated in the Wholesale Banking in Brazil.

Likewise, the change in the macroeconomic scenario from the second half of March also caused an increase of R$6,283 million in cost of credit, compared to the same period of the year previous year, mainly due to the increase of R$5,873 million in provision for loan losses in Brazil, both in Retail Banking, R$3,127 million, and in Wholesale Banking, R$2,746 million.

Provision for Loan Losses by Segment


R$ millions
3.3
3.4
3.0
2.9
3.1
3.2
3.5
4.2
6.8
4,111
554
393
3,165
4,271
621
168
3,482
3,904
514
3,688
-298
3,796
423
3,726
-354
4,206
489
4,021
-304
4,407
568
4,210
-371
4,922
638
4,461
-177
6,145
1,252
412
4,481
10,398
808
2,441
7,149
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Latin America ex-Brazil
Wholesale Banking - Brazil
Retail Banking - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of Wholesale Banking.

The increase in provision for loan losses in the quarter occurred in Brazil due to the change in the macroeconomic scenario from the second half of March 2020, which was captured by our expected loss provisioning model. The provision for loan losses of the Retail Banking in Brazil was also impacted by the increase in nonperforming loans ratios.

Cost of Credit


R$ millions
2.5%
2.4%
2.1%
2.1%
2.4%
2.5%
2.7%
3.3%
5.5%
3,788
284
187
3,316
3,601
273
1
3,326
3,263
285
89
2,889
3,415
312
269
2,834
3,804
308
30
3,466
4,044
390
43
3,612
4,495
300
70
4,126
5,811
379
230
5,202
10,087
266
89
9,732
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) Average loan portfolio balance with financial guarantees provided and corporate securities, considering the last two quarters.

Recovery of Loans Written off as Losses


R$ millions
795
945
1,015
961
741
795
796
943
666
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20

The reduction compared to the previous quarter was due to seasonality typical of the first quarter. In the first quarter of 2020, the sale of portfolios that had already been written off as losses in the amount of R$297 million generated a positive impact of R$37 million in recovery of loans written off as losses and of R$22 million on recurring net income.

Itaú Unibanco Holding S.A.

13

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio by Risk Level

Brazil[1]			Consolidated		
Total Allowance for Loan Losses (R$ million)					
29,441	32,825	38,336	34,206	39,747	47,083


Loan Portfolio by Risk Level
42.9%
43.6%
46.5%
43.2%
44.6%
47.0%
38.0%
36.1%
32.9%
34.5%
31.3%
28.1%
5.8%
5.7%
5.7%
10.3%
9.7%
10.2%
4.2%
6.2%
6.1%
4.1%
6.0%
6.0%
9.1%
8.3%
8.8%
7.9%
8.3%
8.8%
Mar-19
Dec-19
Mar-20
Mar-19
Dec-19
Mar-20
AA
A
B
C
D-H

Allowance for Loan Losses and for Financial Guarantees Provided

Compared to the end of December 2019, the allowance for loan losses and for financial guarantees provided was up 18.5%. This increase was mainly due to changes in the macroeconomic scenario from the second half of March, which was captured by our expected loss provisioning model.


R$ millions
34,206
33,091
34,477
39,747
47,083
5,964
5,748
5,784
10,023
14,521
1,158
1,139
1,010
858
843
27,084
26,205
27,683
28,865
31,719
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Complementary Allowance
Allowance for Financial Guarantees Provided
Minimum Allowance

We present below the total allowance allocation by **type of risk**:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for financial guarantees provided.


R$ millions
Allocation of Total Allowance by Type of Risk - Consolidated
Mar-20
12,978
11,471
22,634
47,083
Dec-19
11,523
10,828
17,396
39,747
Mar-19
11,233
9,920
13,053
34,206
Overdue operations
11,233
11,523
12,978
1,314
1,419
1,915
1,836
524
790
8,083
9,579
10,272
Mar-19
Dec-19
Mar-20
Provision < 100%
887
341
35%
3,255
Fully Provisioned
1,029
449
65%
7,017
Aggravated risk rating
9,920
10,828
11,471
1,294
1,504
1,611
3,700
3,576
3,588
4,926
5,748
6,273
Mar-19
Dec-19
Mar-20
Renegotiations
962
3,406
79%
4,690
Overdue
648
181
21%
1,583
Potential Loss
13,053
17,396
22,634
2,158
3,999
5,222
4,233
3,859
5,962
6,661
9,538
11,450
Mar-19
Dec-19
Mar-20
Retail - Brazil [1]
Wholesale - Brazil [1]
Latin America [2]

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil.

Itaú Unibanco Holding S.A.

14

Income Statement Analysis Management Discussion & Analysis Credit Quality Highlights • NPL ratio 90 days overdue (NPL 90) increased from the previous quarter due to the operations in Brazil, in the individuals and the corporate segments, and in Latin America. • NPL ratio 15 to 90 days overdue (NPL 15-90) increased in the quarter due to the higher delinquency observed in all Latin American countries. In Brazil, the reduction in the corporate segment ratio was offset by the increase of the individuals and very small, small and middle market companies segments. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 19.7 17.3 16.6 16.4 16.1 15.9 15.6 15.5 15.1 14.6 14.3 14.4 14.3 13.8 13.3 13.4 13.0 12.3 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 • Nonperforming loans - 90 days - Total: the 13.6% increase from Total Brazil¹ Latin America² the previous quarter is mainly due to the increase in nonperforming * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include loans of individuals and corporate segments in Brazil and of companies CorpBanca. in Latin America. The total NPL 15 to 90 days overdue ratio increased compared to the NPL Ratio (%) | over 90 days previous quarter due to the higher delinquency observed in all Latin American countries, both for individuals and companies, with an 4.8 4.5 increase mainly in Chile and Colombia. In Brazil, the ratio remained 4.4 4.2 4.2 3.9 3.8 3.7 3.7 3.7 3.5 3.5 3.5 3.4 stable with an increase in the individuals and very small, small and 3.4 3.4 3.5 3.9 3.6 middle market companies segments, offset by the reduction in the 3.5 3.4 3.4 3.1 3.2 3.2 3.1 3.1 3.0 3.0 2.9 2.9 2.9 2.9 2.8 1.6 corporate segment. 1.5 1.5 1.4 1.4 1.4 1.4 1.3 1.3 1.4 1.2 1.2 1.2 2.0 1.1 1.1 1.9 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Total Brazil¹ Latin America² NPL Ratio - Brazil¹ (%) | 15 to 90 days The total NPL 90 days overdue ratio increased compared to the previous quarter due to operations in Latin America, in specific clients of the corporate segment in Chile and Argentina. In Brazil, the increase 4.2 4.2 4.2 4.0 3.6 3.7 was due to individuals and corporate segments. 3.5 3.5 3.5 3.5 3.4 3.4 3.3 3.2 4.0 3.2 3.1 3.9 2.9 3.6 3.5 3.3 2.4 2.4 2.3 2.2 2.1 2.9 1.9 2.7 1.6 1.7 1.6 1.7 1.6 1.6 1.5 1.4 1.0 1.0 1.9 1.7 0.9 0.6 1.5 0.7 0.7 0.7 1.2 NPL Ratio - Brazil¹ (%) | over 90 days 1.0 0.8 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Individuals Very Small, Small and Middle Market Companies Corporate 6.0 5.9 5.9 5.6 5.3 5.2 5.1 5.1 4.9 4.8 4.7 4.6 4.5 4.4 5.7 4.5 4.4 4.5 5.5 5.6 5.3 5.1 4.9 4.7 In Brazil, the ratio increased in the individuals segment compared to 4.4 4.1 2.7 2.4 2.3 3.6 2.3 2.3 3.3 the previous quarter, mainly due to the typical seasonality of the first 3.0 2.7 2.8 1.8 1.8 1.8 quarter. There was also an increase in the very small, small and middle 1.5 1.6 1.6 1.6 1.4 1.2 1.1 1.2 1.0 1.0 0.9 0.5 market companies. In the corporate segment, the ratio decreased Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 compared to the previous quarter, mainly driven by the exposure to Individuals Corporate Very Small, Small and Middle Market Companies segment clients that migrated to the NPL 90 days overdue portfolio. In Brazil, the individuals segment ratio increased compared to the previous quarter due to the increase of higher risk loan portfolios in the product mix, however within our risk appetite. The corporate segment ratio increased compared to the previous quarter due to the rollover of specific clients that were already adequately provisioned. For very small, small and middle market companies the ratio remained stable in the quarter, at the lowest level since the merger between Itaú and Unibanco. ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 15 Income Statement Analysis Management Discussion & Analysis Credit Quality Highlights • NPL ratio 90 days overdue (NPL 90) increased from the previous quarter due to the operations in Brazil, in the individuals and the corporate segments, and in Latin America. • NPL ratio 15 to 90 days overdue (NPL 15-90) increased in the quarter due to the higher delinquency observed in all Latin American countries. In Brazil, the reduction in the corporate segment ratio was offset by the increase of the individuals and very small, small and middle market companies segments. Nonperforming Loans NPL Ratio (%) | 15 to 90 days R$ billions 19.7 17.3 16.6 16.4 16.1 15.9 15.6 15.5 15.1 14.6 14.3 14.4 14.3 13.8 13.3 13.4 13.0 12.3 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 • Nonperforming loans - 90 days - Total: the 13.6% increase from Total Brazil¹ Latin America² the previous quarter is mainly due to the increase in nonperforming * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include loans of individuals and corporate segments in Brazil and of companies CorpBanca. in Latin America. The total NPL 15 to 90 days overdue ratio increased compared to the NPL Ratio (%) | over 90 days previous quarter due to the higher delinquency observed in all Latin American countries, both for individuals and companies, with an 4.8 4.5 increase mainly in Chile and Colombia. In Brazil, the ratio remained 4.4 4.2 4.2 3.9 3.8 3.7 3.7 3.7 3.5 3.5 3.5 3.4 stable with an increase in the individuals and very small, small and 3.4 3.4 3.5 3.9 3.6 middle market companies segments, offset by the reduction in the 3.5 3.4 3.4 3.1 3.2 3.2 3.1 3.1 3.0 3.0 2.9 2.9 2.9 2.9 2.8 1.6 corporate segment. 1.5 1.5 1.4 1.4 1.4 1.4 1.3 1.3 1.4 1.2 1.2 1.2 2.0 1.1 1.1 1.9 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Total Brazil¹ Latin America² NPL Ratio - Brazil¹ (%) | 15 to 90 days The total NPL 90 days overdue ratio increased compared to the previous quarter due to operations in Latin America, in specific clients of the corporate segment in Chile and Argentina. In Brazil, the increase 4.2 4.2 4.2 4.0 3.6 3.7 was due to individuals and corporate segments. 3.5 3.5 3.5 3.5 3.4 3.4 3.3 3.2 4.0 3.2 3.1 3.9 2.9 3.6 3.5 3.3 2.4 2.4 2.3 2.2 2.1 2.9 1.9 2.7 1.6 1.7 1.6 1.7 1.6 1.6 1.5 1.4 1.0 1.0 1.9 1.7 0.9 0.6 1.5 0.7 0.7 0.7 1.2 NPL Ratio - Brazil¹ (%) | over 90 days 1.0 0.8 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Individuals Very Small, Small and Middle Market Companies Corporate 6.0 5.9 5.9 5.6 5.3 5.2 5.1 5.1 4.9 4.8 4.7 4.6 4.5 4.4 5.7 4.5 4.4 4.5 5.5 5.6 5.3 5.1 4.9 4.7 In Brazil, the ratio increased in the individuals segment compared to 4.4 4.1 2.7 2.4 2.3 3.6 2.3 2.3 3.3 the previous quarter, mainly due to the typical seasonality of the first 3.0 2.7 2.8 1.8 1.8 1.8 quarter. There was also an increase in the very small, small and middle 1.5 1.6 1.6 1.6 1.4 1.2 1.1 1.2 1.0 1.0 0.9 0.5 market companies. In the corporate segment, the ratio decreased Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 compared to the previous quarter, mainly driven by the exposure to Individuals Corporate Very Small, Small and Middle Market Companies segment clients that migrated to the NPL 90 days overdue portfolio. In Brazil, the individuals segment ratio increased compared to the previous quarter due to the increase of higher risk loan portfolios in the product mix, however within our risk appetite. The corporate segment ratio increased compared to the previous quarter due to the rollover of specific clients that were already adequately provisioned. For very small, small and middle market companies the ratio remained stable in the quarter, at the lowest level since the merger between Itaú and Unibanco. ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Itaú Unibanco Holding S.A. 15

Income Statement Analysis Management Discussion & Analysis Coverage Ratio | 90 days Loan Portfolio Write-Off R$ millions 248% 239% 236% 235% 5,250 4,919 229% 4,776 4,714 4,623 221% 4,422 4,305 4,064 4,151 208% 208% 208% 1.0% 1.0% 0.9% 0.8% 0.8% 0.8% 0.8% 0.8% 0.7% 102% 96% 97% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 95% 92% 90% 88% 87% 86% Write-Off Write-Off / Loan Portfolio (*) (*) Loan portfolio average balance for the previous two quarters. Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Total Total (Expanded) Loan portfolio write-off increased 14.3% when compared to the previous quarter, mainly in Latin America and in the Retail Banking in 952% 930% Brazil. The ratio of written-off operations to the average balance of loan portfolio remains consistent with the previous quarters. 638% 639% 618% 517% 487% 253% 399% (*) 247% NPL Creation over Credit Portfolio 241% 338% 238% 235% 227% 221% 223% 238% 235% 215% 228% 220% 221% 1.7% 193% 1.7% 206% 1.6% 205% 207% 1.6% 1.6% 204% 183% 1.6% 1.5% 172% 172% 1.4% 1.5% 169% 169% 168% 169% 169% 1.2% 1.0% 1.0% 1.0% 1.0% 0.9% 0.9% 0.8% 0.8% 0.8% Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 0.8% 0.5% 0.8% Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil 0.7% 0.3% 0.7% 0.8% 0.6% 0.5% 0.4% 0.3% 0.3% 0.2% 0.2% 0.1% The 10 percentage points increase in the total coverage ratio was a -0.2% -0.3% result of higher allowance for loan losses, mainly due to the change in 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 the macroeconomic scenario that occurred from the second half of Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil March, which was captured by our expected loss provisioning model. Compared to the previous quarter, the increase was due to the ¹ Includes units abroad ex-Latin America. increase in the portfolio of loans more than 90 days overdue in the Wholesale Banking in Brazil. (*) Credit portfolio of the previous quarter without financial guarantees provided and corporate securities Renegotiated Loans Operations The 12.9% increase in the renegotiated loan operations was mainly By overdue period measured at the due to the grace period offered in some products to assist clients to renegotiation moment cope with the COVID-19 pandemic effects. Most of this increase was in portfolios that were non-overdue at the moment of renegotiation R$ billions for both individuals and companies. 25.4 24.7 26.0 25.7 28.9 31.7 The increase in delinquency is related to the corporate segment, with 28.4 27.6 26.9 28.1 2.7 no significant changes in the coverage ratio level, since 2.5 2.3 2.4 1.7 2.3 2.0 nonperforming loans had already been adequately provisioned. 2.0 1.8 1.3 7.9 7.6 7.3 7.3 8.0 6.1 5.5 4.9 5.2 4.9 1.3 41.4% 1.4 1.3 1.3 1.4 39.2% 39.5% 39.3% 37.8% 11.9 9.2 9.8 9.9 9.6 19.1% 17.5% Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 16.8% 17.0% 15.3% Non-overdue Up to 30 days overdue 31-90 days overdue Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Over 90 days overdue Written-off as a Loss Latin America Coverage Ratio (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Itaú Unibanco Holding S.A. 16 Income Statement Analysis Management Discussion & Analysis Coverage Ratio | 90 days Loan Portfolio Write-Off R$ millions 248% 239% 236% 235% 5,250 4,919 229% 4,776 4,714 4,623 221% 4,422 4,305 4,064 4,151 208% 208% 208% 1.0% 1.0% 0.9% 0.8% 0.8% 0.8% 0.8% 0.8% 0.7% 102% 96% 97% 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 95% 92% 90% 88% 87% 86% Write-Off Write-Off / Loan Portfolio (*) (*) Loan portfolio average balance for the previous two quarters. Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Total Total (Expanded) Loan portfolio write-off increased 14.3% when compared to the previous quarter, mainly in Latin America and in the Retail Banking in 952% 930% Brazil. The ratio of written-off operations to the average balance of loan portfolio remains consistent with the previous quarters. 638% 639% 618% 517% 487% 253% 399% (*) 247% NPL Creation over Credit Portfolio 241% 338% 238% 235% 227% 221% 223% 238% 235% 215% 228% 220% 221% 1.7% 193% 1.7% 206% 1.6% 205% 207% 1.6% 1.6% 204% 183% 1.6% 1.5% 172% 172% 1.4% 1.5% 169% 169% 168% 169% 169% 1.2% 1.0% 1.0% 1.0% 1.0% 0.9% 0.9% 0.8% 0.8% 0.8% Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 0.8% 0.5% 0.8% Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil 0.7% 0.3% 0.7% 0.8% 0.6% 0.5% 0.4% 0.3% 0.3% 0.2% 0.2% 0.1% The 10 percentage points increase in the total coverage ratio was a -0.2% -0.3% result of higher allowance for loan losses, mainly due to the change in 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 the macroeconomic scenario that occurred from the second half of Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil March, which was captured by our expected loss provisioning model. Compared to the previous quarter, the increase was due to the ¹ Includes units abroad ex-Latin America. increase in the portfolio of loans more than 90 days overdue in the Wholesale Banking in Brazil. (*) Credit portfolio of the previous quarter without financial guarantees provided and corporate securities Renegotiated Loans Operations The 12.9% increase in the renegotiated loan operations was mainly By overdue period measured at the due to the grace period offered in some products to assist clients to renegotiation moment cope with the COVID-19 pandemic effects. Most of this increase was in portfolios that were non-overdue at the moment of renegotiation R$ billions for both individuals and companies. 25.4 24.7 26.0 25.7 28.9 31.7 The increase in delinquency is related to the corporate segment, with 28.4 27.6 26.9 28.1 2.7 no significant changes in the coverage ratio level, since 2.5 2.3 2.4 1.7 2.3 2.0 nonperforming loans had already been adequately provisioned. 2.0 1.8 1.3 7.9 7.6 7.3 7.3 8.0 6.1 5.5 4.9 5.2 4.9 1.3 41.4% 1.4 1.3 1.3 1.4 39.2% 39.5% 39.3% 37.8% 11.9 9.2 9.8 9.9 9.6 19.1% 17.5% Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 16.8% 17.0% 15.3% Non-overdue Up to 30 days overdue 31-90 days overdue Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Over 90 days overdue Written-off as a Loss Latin America Coverage Ratio (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) Itaú Unibanco Holding S.A. 16

Income Statement Analysis Management Discussion & Analysis Commissions and Fees and Result from Insurance Operations¹ Highlights • 8.2% decrease in the quarter due to lower revenues from (i) credit and debit cards driven by the seasonality of the period and to the impacts of the social distancing started in the second half of March 2020, (ii) advisory services and brokerage driven by lower capital market activity, and (iii) fund management driven by lower revenues from performance fees. • The higher revenues from investment banking, brokerage and fund management account for the increase of 8.2% from the first quarter of 2019. These positive effects were partially offset by the lower revenues from the acquiring business. In R$ millions 1Q20 4Q19 1Q19 D D Credit and Debit Cards 3 ,023 3,368 -10.2% 3,280 -7.8% Card Issuance 2 ,287 2,460 -7.1% 2,175 5.2% Acquiring 737 9 08 -18.9% 1,106 -33.4% Current Account Services 1,960 1 ,979 -1.0% 1,846 6.2% Asset Management 1 ,495 1,759 -15.0% 1 ,067 40.2% Fund Management Fees 1,319 1 ,584 -16.7% 888 48.6% Consórcio Administration Fees 176 1 75 0.6% 179 -1.6% Advisory Services and Brokerage 9 27 1,143 -18.9% 374 148.1% Credit Operations and Guarantees Provided 6 23 615 1.2% 599 4.0% Collection Services 462 488 -5.4% 467 -1.0% Other 308 269 14.3% 258 19.3% Latin America (ex-Brazil) 7 17 7 34 -2.3% 732 -2.0% Commissions and Fees 9 ,514 10,356 -8.1% 8,622 10.4% Result from Insurance Operations¹ 1,553 1,706 -9.0% 1,607 -3.4% Total 1 1,067 12,062 -8.2% 10,228 8.2% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card issuing activities revenues decreased 7.1% in the quarter driven by the lower revenues from interchange fees, related to the seasonality of the period and to the social distancing as of the second half of March 2020. Compared to the first quarter of 2019, the 5.2% increase was related to higher revenues from interchange fees, partially offset by higher expenses on the rewards program. Acquiring activities revenues decreased 18.9% in the quarter due to lower revenues from MDR (Merchant Discount Rates) and prepayment, related to the seasonality of the period and to the social distancing as of the second half of March 2020. Compared to the first quarter of 2019, the lower revenues from MDR, prepayment and rental of machines led to a decrease of 33.4% in acquiring revenues. The equipment base increased 12.6% when compared to the same period of the previous year. Acquiring Activities Card Issuance Activities R$ millions R$ millions 33.1 34.5 34.5 Transaction Volume Transaction Volume 1,463 1,427 1Q20 1Q20 29.5 29.7 28.6 1,267 150,490 141,862 R$129.5 billion 129,517 R$121.9 billion 121,858 37,740 119,540 113,004 51,362 - 13.9% (vs. 4Q19) 32,114 - 14.1% (vs. 4Q19) 30,276 45,282 + 8.3% (vs. 1Q19) 40,128 + 7.8% (vs. 1Q19) 112,751 credit credit 97,403 90,499 89,264 - 13.6% (vs. 4Q19) 72,877 76,575 - 15.4% (vs. 4Q19) + 9.1% (vs. 1Q19) + 5.1% (vs. 1Q19) 1Q19 4Q19 1Q20 debit 1Q19 4Q19 1Q20 debit - 11.8% (vs. 4Q19) - 14.9% (vs. 4Q19) Credit Card Transactions Volume Debit Card Transactions Volume Debit Card Transactions Volume + 12.8% (vs. 1Q19) + 6.1% (vs. 1Q19 Credit Card Transactions Volume Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17 Income Statement Analysis Management Discussion & Analysis Commissions and Fees and Result from Insurance Operations¹ Highlights • 8.2% decrease in the quarter due to lower revenues from (i) credit and debit cards driven by the seasonality of the period and to the impacts of the social distancing started in the second half of March 2020, (ii) advisory services and brokerage driven by lower capital market activity, and (iii) fund management driven by lower revenues from performance fees. • The higher revenues from investment banking, brokerage and fund management account for the increase of 8.2% from the first quarter of 2019. These positive effects were partially offset by the lower revenues from the acquiring business. In R$ millions 1Q20 4Q19 1Q19 D D Credit and Debit Cards 3 ,023 3,368 -10.2% 3,280 -7.8% Card Issuance 2 ,287 2,460 -7.1% 2,175 5.2% Acquiring 737 9 08 -18.9% 1,106 -33.4% Current Account Services 1,960 1 ,979 -1.0% 1,846 6.2% Asset Management 1 ,495 1,759 -15.0% 1 ,067 40.2% Fund Management Fees 1,319 1 ,584 -16.7% 888 48.6% Consórcio Administration Fees 176 1 75 0.6% 179 -1.6% Advisory Services and Brokerage 9 27 1,143 -18.9% 374 148.1% Credit Operations and Guarantees Provided 6 23 615 1.2% 599 4.0% Collection Services 462 488 -5.4% 467 -1.0% Other 308 269 14.3% 258 19.3% Latin America (ex-Brazil) 7 17 7 34 -2.3% 732 -2.0% Commissions and Fees 9 ,514 10,356 -8.1% 8,622 10.4% Result from Insurance Operations¹ 1,553 1,706 -9.0% 1,607 -3.4% Total 1 1,067 12,062 -8.2% 10,228 8.2% ¹ Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. Credit and Debit Cards Credit and debit card issuing activities revenues decreased 7.1% in the quarter driven by the lower revenues from interchange fees, related to the seasonality of the period and to the social distancing as of the second half of March 2020. Compared to the first quarter of 2019, the 5.2% increase was related to higher revenues from interchange fees, partially offset by higher expenses on the rewards program. Acquiring activities revenues decreased 18.9% in the quarter due to lower revenues from MDR (Merchant Discount Rates) and prepayment, related to the seasonality of the period and to the social distancing as of the second half of March 2020. Compared to the first quarter of 2019, the lower revenues from MDR, prepayment and rental of machines led to a decrease of 33.4% in acquiring revenues. The equipment base increased 12.6% when compared to the same period of the previous year. Acquiring Activities Card Issuance Activities R$ millions R$ millions 33.1 34.5 34.5 Transaction Volume Transaction Volume 1,463 1,427 1Q20 1Q20 29.5 29.7 28.6 1,267 150,490 141,862 R$129.5 billion 129,517 R$121.9 billion 121,858 37,740 119,540 113,004 51,362 - 13.9% (vs. 4Q19) 32,114 - 14.1% (vs. 4Q19) 30,276 45,282 + 8.3% (vs. 1Q19) 40,128 + 7.8% (vs. 1Q19) 112,751 credit credit 97,403 90,499 89,264 - 13.6% (vs. 4Q19) 72,877 76,575 - 15.4% (vs. 4Q19) + 9.1% (vs. 1Q19) + 5.1% (vs. 1Q19) 1Q19 4Q19 1Q20 debit 1Q19 4Q19 1Q20 debit - 11.8% (vs. 4Q19) - 14.9% (vs. 4Q19) Credit Card Transactions Volume Debit Card Transactions Volume Debit Card Transactions Volume + 12.8% (vs. 1Q19) + 6.1% (vs. 1Q19 Credit Card Transactions Volume Equipment Base (thousands) Credit card accounts - does not include additional cards (millions) Debit card accounts - does not include additional cards (millions) Note: Debit cards include account holders only. Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis

Current Account Services

Revenues from current account services were down by 1.0% from the previous quarter driven by lower volume of payment transactions, related to the seasonality of the period, and higher number of exemptions in current account types.

The increase in the number of current account holders and the higher volume of payment transactions, partially offset by the greater number of exemptions in current account types, led to a 6.2% increase in these revenues when compared to the first quarter of 2019.

Asset Management

• Fund Management

Fund management fees were lower by R$265 million in the quarter driven by lower revenues from performance fees and by the lower number of working days.

Compared to the first quarter of 2019, fund management fees grew 48.6% driven by a 12.4% increase in assets under administration and higher revenues from performance fees.

Managed Portfolio and Investment Funds


R$ billions
+12.4%
-6.4%
1,135
1,176
1,290
1,363
1,276
1Q19
2Q19
3Q19
4Q19
1Q20

Note: Does not include Latin America (ex-Brazil).

• *Consórcio* Administration Fees

Consórcio administration fees remained stable in the quarter.

Compared to the first quarter of 2019, *consórcio* administration fees were down by 1.6% due to the lower anticipation of revenues. Installments receivable totaled R$12.9 billion at the end of March 2020, increasing by 8.8% from March 2019.

Loan Operations and Financial Guarantees Provided

Revenues from loan operations and financial guarantees provided increased by 1.2% from the previous quarter, driven by the higher revenues from guarantees provided.

Compared to the first quarter of 2019, these revenues grew by 4.0% driven by the higher revenues from loan operations, such as advances to deposit account holders, vehicle loans and credit operations for companies.

Collection Services

Revenues from collection services decreased by 5.4% compared to the previous quarter, due to the seasonality of collection services.

Compared to the first quarter of 2019, these revenues were down by 1.0% driven by the reduction of average fee, which was partially offset by the higher volume of collection and payment of taxes and contributions.

Advisory Services and Brokerage

Revenues from advisory services and brokerage decreased R$216 million compared to the last quarter, which had a high capital market activity.

Higher capital market activity in the beginning of 2020 led to the R$553 million increase compared to the first quarter of 2019.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$1,877 million up to March 2020, taking the second place in the ANBIMA (Brazilian Financial and Capital Markets Association) ranking.

Equities: we undertook 6 offerings in South America in the first quarter of 2020, which totaled US$403 million, taking the second place in the Dealogic ranking.

Mergers and Acquisitions: in the first quarter of 2020, we provided financial advisory on 13 transactions in South America, totaling US$724 million and maintaining the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A. 18

Insurance, Pension Plan and Premium Bonds Management Discussion and Analysis Result from Insurance, Pension Plan and Premium Bonds Highlights • Decrease in the Result from Insurance, Pension Plan and Premium Bonds Operations in the quarter, driven by the decreases in financial margin on pension plan and in earned premiums, mainly due to the sale of the insurance company in Chile and to lower sales of credit-related insurance policies. • Compared to the same period of 2019, the increase in earned premiums and in commissions and fees from third party' insurance services were more than offset by the lower managerial financial margin and the increase in retained claims of protected card, life and personal accidents insurance portfolios. Result from Insurance, Pension Plan and Premium Bonds In R$ millions 1Q20 4Q19 1Q19 D D Earned Premiums 1,082 1,124 -3.8% 1 ,052 2.8% Revenues from Pension Plan 64 35 82.1% 57 12.7% Revenues from Premium Bonds 107 104 3.6% 102 4.9% Managerial Financial Margin (34) 90 - 93 - Commissions and Fees 549 553 -0.7% 4 90 12.1% Earnings of Affiliates 117 132 -11.2% 123 -4.7% Revenues from Insurance, Pension Plan and Premium Bonds 1,887 2,038 -7.4% 1,918 -1.6% Retained Claims (329) (330) -0.2% (299) 10.1% Insurance Selling Expenses (5) (2) 112.1% (12) -59.1% Result from Insurance, Pension Plan and Premium Bonds 1,553 1,706 -9.0% 1 ,607 -3.4% Recurring Net Income 612 656 -6.8% 661 -7.4% The decrease in the result from insurance, pension plan and premium Earned Premiums Breakdown R$ millions bonds operations in the quarter is related to the decrease in managerial financial margin driven by the lower remuneration on 1,052 1,075 1,105 1,124 1,082 6.6% pension plan assets and to the decrease in earned premiums, mainly 10.4% 9.2% 9.3% 9.3% 10.0% 9.6% 9.4% 9.3% 9.5% 1.3% due to the sale of the insurance company in Chile and to lower sales of 1.4% 1.4% 1.3% 1.4% 17.3% 17.3% 17.6% 17.3% 16.7% credit-related insurance policies. Compared to the same period of 16.2% 15.1% 15.5% 15.6% 15.8% 2019, there was an increase in earned premiums from credit life, protected card, life and personal accidents insurance policies, and in 46.8% 47.0% 46.9% 48.5% 46.7% commissions and fees of pension plans and third-party insurance 1Q19 2Q19 3Q19 4Q19 1Q20 services. On the other hand, the managerial financial margin was lower Life and Personal Accidents Protected Card and the retained claims for protected card, life and personal accident Credit Life Property risk insurance portfolios increased in the period. Mortgage Other Retained Claims Breakdown Technical Provisions R$ millions R$ billions 27.7% 26.4% 28.9% 28.7% 29.2% - 4.1% (vs. 1Q19) 299 338 330 329 3.3 3.5 7.5 Insurance 297 25.5% 20.6% 24.5% 26.1% 29.2% Premiums Bonds - 0.5% vs. 1Q19) 4.0% 4.2% 4.9% 6.2% 1.2% 3.8% 1.1% 43.8 0.8% 1.6% 1.4% 11.2% 10.6% 10.1% 10.9% 11.3% + 6.7% (vs. 1Q19) R$214.6 Traditional 18.6% 13.2% 14.2% 13.4% 15.6% billion 156.5 46.4% 43.8% 44.4% 41.3% 39.9% PGBL + 5.1% (vs. 1Q19) 1Q19 2Q19 3Q19 4Q19 1Q20 VGBL + 3.2% vs. 1Q19) Life and Personal Accidents Protected Card Credit Life Property risk Mortgage Other Insurance Claims/Earned Premiums Pro Forma Income Statement of the Insurance Segment (Recurring Activities) In R$ millions 1Q20 1Q19 D Earned Premiums 1,016 980 3.7% The results of Insurance Recurring Activities, which consist of the Retained Claims (265) (225) 17.7% bancassurance products related to life, property, credit life and Selling Expenses (3) (5) -34.2% third-party insurance policies, increased 9.2% compared to the Underwriting Margin 748 750 -0.2% same period of 2019. This growth was driven by higher sales of Managerial Financial Margin 20 9 113.4% credit life, protected card, life and personal accidents insurance Commissions and Fees 131 102 29.3% policies, and by the increase in third-party insurance commissions Other Income and Expenses ¹ (460) (458) 0.3% Recurring Net Income 440 402 9.2% and fees. These effects were partially offset by the increase in Recurring Return on Allocated 92.2% 133.6% -41.4 p.p. claims. Combined Ratio 60.4% 58.9% 1.5 p.p. 1 Includes earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests. Itaú Unibanco Holding S.A. 19 Insurance, Pension Plan and Premium Bonds Management Discussion and Analysis Result from Insurance, Pension Plan and Premium Bonds Highlights • Decrease in the Result from Insurance, Pension Plan and Premium Bonds Operations in the quarter, driven by the decreases in financial margin on pension plan and in earned premiums, mainly due to the sale of the insurance company in Chile and to lower sales of credit-related insurance policies. • Compared to the same period of 2019, the increase in earned premiums and in commissions and fees from third party' insurance services were more than offset by the lower managerial financial margin and the increase in retained claims of protected card, life and personal accidents insurance portfolios. Result from Insurance, Pension Plan and Premium Bonds In R$ millions 1Q20 4Q19 1Q19 D D Earned Premiums 1,082 1,124 -3.8% 1 ,052 2.8% Revenues from Pension Plan 64 35 82.1% 57 12.7% Revenues from Premium Bonds 107 104 3.6% 102 4.9% Managerial Financial Margin (34) 90 - 93 - Commissions and Fees 549 553 -0.7% 4 90 12.1% Earnings of Affiliates 117 132 -11.2% 123 -4.7% Revenues from Insurance, Pension Plan and Premium Bonds 1,887 2,038 -7.4% 1,918 -1.6% Retained Claims (329) (330) -0.2% (299) 10.1% Insurance Selling Expenses (5) (2) 112.1% (12) -59.1% Result from Insurance, Pension Plan and Premium Bonds 1,553 1,706 -9.0% 1 ,607 -3.4% Recurring Net Income 612 656 -6.8% 661 -7.4% The decrease in the result from insurance, pension plan and premium Earned Premiums Breakdown R$ millions bonds operations in the quarter is related to the decrease in managerial financial margin driven by the lower remuneration on 1,052 1,075 1,105 1,124 1,082 6.6% pension plan assets and to the decrease in earned premiums, mainly 10.4% 9.2% 9.3% 9.3% 10.0% 9.6% 9.4% 9.3% 9.5% 1.3% due to the sale of the insurance company in Chile and to lower sales of 1.4% 1.4% 1.3% 1.4% 17.3% 17.3% 17.6% 17.3% 16.7% credit-related insurance policies. Compared to the same period of 16.2% 15.1% 15.5% 15.6% 15.8% 2019, there was an increase in earned premiums from credit life, protected card, life and personal accidents insurance policies, and in 46.8% 47.0% 46.9% 48.5% 46.7% commissions and fees of pension plans and third-party insurance 1Q19 2Q19 3Q19 4Q19 1Q20 services. On the other hand, the managerial financial margin was lower Life and Personal Accidents Protected Card and the retained claims for protected card, life and personal accident Credit Life Property risk insurance portfolios increased in the period. Mortgage Other Retained Claims Breakdown Technical Provisions R$ millions R$ billions 27.7% 26.4% 28.9% 28.7% 29.2% - 4.1% (vs. 1Q19) 299 338 330 329 3.3 3.5 7.5 Insurance 297 25.5% 20.6% 24.5% 26.1% 29.2% Premiums Bonds - 0.5% vs. 1Q19) 4.0% 4.2% 4.9% 6.2% 1.2% 3.8% 1.1% 43.8 0.8% 1.6% 1.4% 11.2% 10.6% 10.1% 10.9% 11.3% + 6.7% (vs. 1Q19) R$214.6 Traditional 18.6% 13.2% 14.2% 13.4% 15.6% billion 156.5 46.4% 43.8% 44.4% 41.3% 39.9% PGBL + 5.1% (vs. 1Q19) 1Q19 2Q19 3Q19 4Q19 1Q20 VGBL + 3.2% vs. 1Q19) Life and Personal Accidents Protected Card Credit Life Property risk Mortgage Other Insurance Claims/Earned Premiums Pro Forma Income Statement of the Insurance Segment (Recurring Activities) In R$ millions 1Q20 1Q19 D Earned Premiums 1,016 980 3.7% The results of Insurance Recurring Activities, which consist of the Retained Claims (265) (225) 17.7% bancassurance products related to life, property, credit life and Selling Expenses (3) (5) -34.2% third-party insurance policies, increased 9.2% compared to the Underwriting Margin 748 750 -0.2% same period of 2019. This growth was driven by higher sales of Managerial Financial Margin 20 9 113.4% credit life, protected card, life and personal accidents insurance Commissions and Fees 131 102 29.3% policies, and by the increase in third-party insurance commissions Other Income and Expenses ¹ (460) (458) 0.3% Recurring Net Income 440 402 9.2% and fees. These effects were partially offset by the increase in Recurring Return on Allocated 92.2% 133.6% -41.4 p.p. claims. Combined Ratio 60.4% 58.9% 1.5 p.p. 1 Includes earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests. Itaú Unibanco Holding S.A. 19

Income Statement Analysis Management Discussion & Analysis Non-interest Expenses Highlights • Compared to the previous quarter, non-interest expenses decreased 7.3%, due to lower expenses with profit sharing, with employee terminations and labor claims, with third-party services and data processing, in addition to Latin America. • The continuous investment in technology allowed some cost efficiency actions, such as brick and mortar branches closures and the voluntary severance program, which led to a reduction in expenses compared to the first quarter of 2019. In R$ millions 1Q20 4Q19 D 1Q19 D (5,181) (5,664) -8.5% (5,300) -2.3% Personnel Expenses (3,474) (3,411) 1.9% (3 ,580) -3.0% Compensation, Charges and Social Benefits (1,079) (1,426) -24.4% (1,264) -14.7% Management and Employees' Profit Sharing (607) (7 77) -21.8% (412) 47.6% Employee Terminations and Labor Claims Training (21) (50) -58.5% (45) -54.1% Administrative Expenses (4,028) (4,262) -5.5% (4,113) -2.1% Third-Party Services (1 ,095) (1,200) -8.8% (1 ,007) 8.7% (8 07) (9 19) -12.2% (958) -15.7% Data Processing and Telecommunications (681) (741) -8.1% (7 38) -7.8% Facilities and Materials (6 19) (587) 5.3% (533) 16.0% Depreciation and Amortization (236) (2 22) 6.3% (2 60) -9.3% Advertising, Promotions and Publications (156) (163) -4.5% (1 75) -10.9% Security (176) (166) 6.6% (1 51) 17.2% Financial System Services (1 32) (1 43) -7.6% (125) 5.4% Transportation and Travel (1 25) (1 20) 4.6% (1 65) -24.4% Other Operating Expenses (1,195) (1,284) -6.9% (1,082) 10.5% Selling - Credit Cards (720) (759) -5.1% (6 15) 17.0% Contingencies and Other (3 44) (386) -10.8% (3 65) -5.7% (131) (139) -6.0% (1 02) 28.5% Claims (98) (98) -0.3% (84) 15.9% Other Tax Expenses (1,554) (1,704) -8.8% (1,570) -1.0% Latin America (ex-Brazil) (12,056) (13,011) -7.3% (12,150) -0.8% Total (1) (2) (3) Includes variable compensation and stock option plans. Does not include ISS, PIS and Cofins. Does not consider overhead allocation. The reduction in non-interest expenses in the quarter is explained by Compared to the first quarter of 2019, our expenses were positively (i) lower personnel expenses, due to lower expenses with employee impacted by some events. We have closed brick and mortar branches terminations and labor claims driven by the repricing of labor lawsuits, which caused a reduction in fixed costs and in the total number of and to lower expenses with profit sharing, given the challenging employees, which also decreased in consequence of the voluntary macroeconomic scenario; (ii) lower administrative expenses, with severance program carried out in the third quarter of 2019. In addition, emphasis on the reduction in third-party services, mainly with there was a reduction in expenses with profit sharing and with data consulting and legal fees, on the reduction in data processing, due to processing and telecommunication. The sum of these effects led to a contract renegotiations, and on the reduction of facilities expenses, decrease of 0.8% in total non-interest expenses in the period. due to less building renovations; (iii) lower credit cards selling expenses, related to REDE's accreditation and expenses on brands, due to lower economic activity. In Latin America, there was also a reduction in non-interest expenses, mainly related to variable compensation, in Argentina and Itaú CorpBanca. Number of Employees - in thousands 95.3 thousand 99.7 98.4 96.8 94.9 95.3 employees at the end of the 1Q20 12.9 12.7 12.7 12.7 12.7 0.5 0.5 0.5 0.5 0.5 + 0.4% (1Q20/4Q19) - 4.4% (1Q20/1Q19) 86.2 85.2 83.5 81.7 82.1 Committed to speed up our digital transformation process, we hired more personnel for the technology area. This, together with our commitment to maintain jobs during the crisis, led our workforce to Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 increase 0.4% in the quarter. Brazil Abroad (ex-Latin America) Latin America Note: Includes the employees of companies controlled by the Bank. Itaú Unibanco Holding S.A. 20 Income Statement Analysis Management Discussion & Analysis Non-interest Expenses Highlights • Compared to the previous quarter, non-interest expenses decreased 7.3%, due to lower expenses with profit sharing, with employee terminations and labor claims, with third-party services and data processing, in addition to Latin America. • The continuous investment in technology allowed some cost efficiency actions, such as brick and mortar branches closures and the voluntary severance program, which led to a reduction in expenses compared to the first quarter of 2019. In R$ millions 1Q20 4Q19 D 1Q19 D (5,181) (5,664) -8.5% (5,300) -2.3% Personnel Expenses (3,474) (3,411) 1.9% (3 ,580) -3.0% Compensation, Charges and Social Benefits (1,079) (1,426) -24.4% (1,264) -14.7% Management and Employees' Profit Sharing (607) (7 77) -21.8% (412) 47.6% Employee Terminations and Labor Claims Training (21) (50) -58.5% (45) -54.1% Administrative Expenses (4,028) (4,262) -5.5% (4,113) -2.1% Third-Party Services (1 ,095) (1,200) -8.8% (1 ,007) 8.7% (8 07) (9 19) -12.2% (958) -15.7% Data Processing and Telecommunications (681) (741) -8.1% (7 38) -7.8% Facilities and Materials (6 19) (587) 5.3% (533) 16.0% Depreciation and Amortization (236) (2 22) 6.3% (2 60) -9.3% Advertising, Promotions and Publications (156) (163) -4.5% (1 75) -10.9% Security (176) (166) 6.6% (1 51) 17.2% Financial System Services (1 32) (1 43) -7.6% (125) 5.4% Transportation and Travel (1 25) (1 20) 4.6% (1 65) -24.4% Other Operating Expenses (1,195) (1,284) -6.9% (1,082) 10.5% Selling - Credit Cards (720) (759) -5.1% (6 15) 17.0% Contingencies and Other (3 44) (386) -10.8% (3 65) -5.7% (131) (139) -6.0% (1 02) 28.5% Claims (98) (98) -0.3% (84) 15.9% Other Tax Expenses (1,554) (1,704) -8.8% (1,570) -1.0% Latin America (ex-Brazil) (12,056) (13,011) -7.3% (12,150) -0.8% Total (1) (2) (3) Includes variable compensation and stock option plans. Does not include ISS, PIS and Cofins. Does not consider overhead allocation. The reduction in non-interest expenses in the quarter is explained by Compared to the first quarter of 2019, our expenses were positively (i) lower personnel expenses, due to lower expenses with employee impacted by some events. We have closed brick and mortar branches terminations and labor claims driven by the repricing of labor lawsuits, which caused a reduction in fixed costs and in the total number of and to lower expenses with profit sharing, given the challenging employees, which also decreased in consequence of the voluntary macroeconomic scenario; (ii) lower administrative expenses, with severance program carried out in the third quarter of 2019. In addition, emphasis on the reduction in third-party services, mainly with there was a reduction in expenses with profit sharing and with data consulting and legal fees, on the reduction in data processing, due to processing and telecommunication. The sum of these effects led to a contract renegotiations, and on the reduction of facilities expenses, decrease of 0.8% in total non-interest expenses in the period. due to less building renovations; (iii) lower credit cards selling expenses, related to REDE's accreditation and expenses on brands, due to lower economic activity. In Latin America, there was also a reduction in non-interest expenses, mainly related to variable compensation, in Argentina and Itaú CorpBanca. Number of Employees - in thousands 95.3 thousand 99.7 98.4 96.8 94.9 95.3 employees at the end of the 1Q20 12.9 12.7 12.7 12.7 12.7 0.5 0.5 0.5 0.5 0.5 + 0.4% (1Q20/4Q19) - 4.4% (1Q20/1Q19) 86.2 85.2 83.5 81.7 82.1 Committed to speed up our digital transformation process, we hired more personnel for the technology area. This, together with our commitment to maintain jobs during the crisis, led our workforce to Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 increase 0.4% in the quarter. Brazil Abroad (ex-Latin America) Latin America Note: Includes the employees of companies controlled by the Bank. Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis | Income Statement Analysis

Itaú

Efficiency Ratio


45.9
47.1
48.8
48.7
46.3
46.2
45.5
44.0
44.4
47.0
47.4
47.7
47.6
47.7
47.5
46.6
45.5
45.0
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)

Efficiency Ratio:

- 12-month period: decrease of 30 basis points from the same period of the previous year. Our non-interest expenses increased 1.4%, whereas inflation for the period was 3.3% (IPCA). Additionally, our revenues increased 7.3%.

Branches Efficiency Ratio (%):


74.8
69.5
68.9
63.3
66.0
63.4
26.5
26.6
27.5
25.6
28.6
28.1
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Brick and Mortar Branches
Digital Branches

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs of Banco24Horas increased by 2.9% from the same period of the previous year, driven by the agreement with Tecban establishing the replacement of our external ATMs network.


47,953
47,505
47,518
46,271
45,701
22,605
23,053
23,173
23,780
23,268
1,169
1,167
1,162
1,107
1,091
589
584
585
576
576
23,590
22,701
22,598
20,808
20,766
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Brazil
ESB
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and the higher demand for services through digital channels led to the annual decrease of 10.5% in physical branches in Brazil. In Latin America, we have six digital branches: two in Argentina, two in Chile, one in Paraguay and one in Uruguay.


4,934
4,722
4,704
4,504
4,501
195
196
196
196
196
3,527
3,332
3,330
3,158
3,156
691
686
675
671
671
521
508
503
479
478
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
107	304	287	2,703	608

(*) In March 2020. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.

21

Management Discussion & Analysis Balance Sheet Balance Sheet Highlights • Total assets grew 20.0% in 12 months and 14.0% in the quarter. In the quarter, we highlight the increase of 9.7% in loan operations and of 11.1% in securities and derivatives, partially offset by the 18.9% increase in allowance for loan losses due to the change in macroeconomic outlook as of the second half of March 2020. • Deposits grew 31.5% in 12 months and 19.7% in the quarter, mainly due to the increase in time deposits in retail and wholesale. Deposits received under securities repurchase agreements grew 16.2% in the quarter, compared to 4.4% decrease in 12 months. In the quarter, we highlight the increase of 24.2% in borrowings and onlendings, due to the exchange rate variation of the period. Assets In R$ millions, end of period 1Q20 4Q19 1Q19 D' D' Current and Long-term Assets 1,944,899 1,702,123 14.3% 1,617,065 20.3% Cash and cash equivalent 71,881 62,152 15.7% 72,739 -1.2% Interbank Investments 282,565 200,577 40.9% 242,035 16.7% Securities and Derivative Financial Instruments 605,985 545,286 11.1% 464,081 30.6% Interbank and Interbranch Accounts 107,734 135,499 -20.5% 133,331 -19.2% Loan, Lease and Other Loan Operations 639,699 583,017 9.7% 543,654 17.7% (Allowance for Loan Losses) (46,240) (38,888) 18.9% (33,048) 39.9% Other Assets 283,276 214,480 32.1% 194,274 45.8% Permanent Assets 37,599 36,590 2.8% 34,359 9.4% Total Assets 1,982,498 1,738,713 14.0% 1,651,425 20.0% Liabilities In R$ millions, end of period 1Q20 4Q19 1Q19 D' D' Current and Long-Term Liabilities 1,843,947 1,593,167 15.7% 1,516,436 21.6% Deposits 606,750 507,060 19.7% 461,487 31.5% Deposits Received under Securities Repurchase Agreements 313,540 269,838 16.2% 328,028 -4.4% Fund from Acceptances and Issue of Securities 154,146 143,569 7.4% 117,040 31.7% Interbank and Interbranch Accounts 52,074 54,180 -3.9% 50,807 2.5% Borrowings and Onlendings 94,909 76,393 24.2% 69,630 36.3% Derivative Financial Instruments 87,909 47,815 83.9% 27,599 218.5% Technical Provisions for Insurance, Pension Plans and Premium Bonds 214,565 220,666 -2.8% 207,308 3.5% Other Liabilities 320,054 273,647 17.0% 254,537 25.7% Deferred Income 3,286 2,698 21.8% 2,667 23.2% Minority Interest in Subsidiaries 11,641 10,861 7.2% 12,498 -6.9% Stockholders' Equity 123,624 131,987 -6.3% 119,824 3.2% Total Liabilities and Equity 1,982,498 1,738,713 14.0% 1,651,425 20.0% Assets and liabilities denominated in foreign currencies We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results. Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. In R$ millions, end of period 1Q20 4Q19 D' The net foreign exchange position includes Investments Abroad 72,730 78,230 -7.0% not only hedge positions of our investments Net Foreign Exchange Position (Except Investments Abroad) (1 33,169) (145,611) -8.5% abroad, but also directional positions in Total (60,439) (67,381) -10.3% foreign currencies. Total in US$ (11,626) (16,717) -30.5% Ita Itaú Un ú Unib iba an nc co o Ho Hold lding ing S S. .A A. . 22 Management Discussion & Analysis Balance Sheet Balance Sheet Highlights • Total assets grew 20.0% in 12 months and 14.0% in the quarter. In the quarter, we highlight the increase of 9.7% in loan operations and of 11.1% in securities and derivatives, partially offset by the 18.9% increase in allowance for loan losses due to the change in macroeconomic outlook as of the second half of March 2020. • Deposits grew 31.5% in 12 months and 19.7% in the quarter, mainly due to the increase in time deposits in retail and wholesale. Deposits received under securities repurchase agreements grew 16.2% in the quarter, compared to 4.4% decrease in 12 months. In the quarter, we highlight the increase of 24.2% in borrowings and onlendings, due to the exchange rate variation of the period. Assets In R$ millions, end of period 1Q20 4Q19 1Q19 D' D' Current and Long-term Assets 1,944,899 1,702,123 14.3% 1,617,065 20.3% Cash and cash equivalent 71,881 62,152 15.7% 72,739 -1.2% Interbank Investments 282,565 200,577 40.9% 242,035 16.7% Securities and Derivative Financial Instruments 605,985 545,286 11.1% 464,081 30.6% Interbank and Interbranch Accounts 107,734 135,499 -20.5% 133,331 -19.2% Loan, Lease and Other Loan Operations 639,699 583,017 9.7% 543,654 17.7% (Allowance for Loan Losses) (46,240) (38,888) 18.9% (33,048) 39.9% Other Assets 283,276 214,480 32.1% 194,274 45.8% Permanent Assets 37,599 36,590 2.8% 34,359 9.4% Total Assets 1,982,498 1,738,713 14.0% 1,651,425 20.0% Liabilities In R$ millions, end of period 1Q20 4Q19 1Q19 D' D' Current and Long-Term Liabilities 1,843,947 1,593,167 15.7% 1,516,436 21.6% Deposits 606,750 507,060 19.7% 461,487 31.5% Deposits Received under Securities Repurchase Agreements 313,540 269,838 16.2% 328,028 -4.4% Fund from Acceptances and Issue of Securities 154,146 143,569 7.4% 117,040 31.7% Interbank and Interbranch Accounts 52,074 54,180 -3.9% 50,807 2.5% Borrowings and Onlendings 94,909 76,393 24.2% 69,630 36.3% Derivative Financial Instruments 87,909 47,815 83.9% 27,599 218.5% Technical Provisions for Insurance, Pension Plans and Premium Bonds 214,565 220,666 -2.8% 207,308 3.5% Other Liabilities 320,054 273,647 17.0% 254,537 25.7% Deferred Income 3,286 2,698 21.8% 2,667 23.2% Minority Interest in Subsidiaries 11,641 10,861 7.2% 12,498 -6.9% Stockholders' Equity 123,624 131,987 -6.3% 119,824 3.2% Total Liabilities and Equity 1,982,498 1,738,713 14.0% 1,651,425 20.0% Assets and liabilities denominated in foreign currencies We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results. Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets. In R$ millions, end of period 1Q20 4Q19 D' The net foreign exchange position includes Investments Abroad 72,730 78,230 -7.0% not only hedge positions of our investments Net Foreign Exchange Position (Except Investments Abroad) (1 33,169) (145,611) -8.5% abroad, but also directional positions in Total (60,439) (67,381) -10.3% foreign currencies. Total in US$ (11,626) (16,717) -30.5% Ita Itaú Un ú Unib iba an nc co o Ho Hold lding ing S S. .A A. . 22

Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights • The individuals loan portfolio grew 10.4% in 12 months, boosted by credit card, vehicle, mortgage and unsecured personal loans. • The companies portfolio grew 27.5% in 12 months and 16.2% in the quarter, boosted by working capital, vehicle and export/import financing, mainly to the corporate segment. Credit Portfolio by Product In R$ billions, end of period 1Q20 4Q19 1Q19 D D (1) Individuals - Brazil 2 37.0 239.0 -0.8% 214.7 10.4% Credit Card Loans 83.8 90.9 -7.8% 7 6.4 9.7% Personal Loans 36.2 33.7 7.5% 30.1 20.2% (2) Payroll Loans 50.3 49.4 1.8% 48.6 3.4% Vehicle Loans 19.4 19.0 2.3% 1 6.6 17.3% Mortgage Loans 4 7.2 45.9 2.6% 4 2.9 10.0% Rural Loans 0 .1 0.1 -9.4% 0 .1 -27.5% (1) Companies - Brazil 2 21.2 190.4 16.2% 173.6 27.5% (3) Working Capital 120.6 1 08.2 11.5% 95.8 25.9% BNDES/Onlending 9 .8 10.6 -7.9% 14.9 -34.6% Export / Import Financing 67.3 4 8.6 38.4% 4 2.3 58.9% Vehicle Loans 9 .9 9.1 8.8% 5.1 95.7% Mortgage Loans 4.6 4.3 5.2% 5.7 -19.9% Rural Loans 9.1 9.5 -4.1% 9 .8 -6.7% (4) Latin America 181.5 1 53.7 18.1% 155.4 16.8% Total without Financial Guarantees Provided 639.7 583.0 9.7% 5 43.7 17.7% Financial Guarantees Provided 70.3 66.7 5.4% 65.4 7.5% Total with Financial Guarantees Provided 710.0 649.7 9.3% 609.0 16.6% (5) Corporate Securities 59.2 56.9 4.0% 38.0 55.7% Total Risk 769.2 706.7 8.9% 647.1 18.9% (1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. Credit Concentration Companies Credit Portfolio with Financial Guarantees by Business Sectors As of March 31, 2020 In R$ billions, end of period 1Q20 4Q19 30.8% Public Sector 5 .0 3.8 Only 16.0% of the credit risk is concentrated on the 100 15.1% Private Sector 396.4 344.3 largest debtors. 12.9% Real Estate 25.9 23.0 Risk / Total credits Risk / Total assets In R$ billions Risk* 14.7% Transportation 2 3.8 20.7 Largest debtor 7.0 1.0% 0.4% 12.1% Food and beverage 2 3.3 20.8 10 Largest debtors 1.8% 34.9 21.6% Agribusiness and fertilizers 2 2.8 18.8 20 Largest debtors 51.3 7.2% 2.6% 22.5% Vehicles and auto parts 19.1 15.6 50 Largest debtors 11.6% 4.2% 82.5 3.3% Energy and water treatment 16.7 16.2 100 Largest debtors 113.7 16.0% 5.7% 14.9% Banks and financial institutions 16.4 1 4.3 (*) Including financial guarantees provided 19.4% Petrochemical and chemical 14.0 11.7 9.9% Infrastructure work 11.9 10.9 Credit Portfolio without Financial Guarantees 16.9% Steel and metallurgy 1 1.5 9. 8 Provided by Vintage 640 15.4% Mining 10.1 8. 8 In R$ billions 583 4.8% Telecommunications 9.6 9. 2 544 12.5% Pharmaceutical and cosmetics 9.6 8.5 33.8% 33.9% Oil and gas 9. 2 6. 8 q = <-5 32.7% 12.3% Electronic and IT 8.3 7.4 36.2% q - 4 3.8% 15.9% Capital Assets 7.6 6. 5 4.7% 7.3% 19.8% Construction Material 7.5 6. 2 q - 3 5.4% 4.6% 8.3% 13.4% Entertainment and tourism 6.6 5 .8 7.2% 8.8% q - 2 8.0% 12.0% 13.6% Sugar and Alcohol 4.8 4.2 11.4% q - 1 10.8% 15.8% Services - Other 49.5 42.8 10.9% Commerce - Other 25.6 2 3.1 Actual quarter (q) 37.0% 34.8% 35.4% Industry - Other 12.7 9.4 33.2% 13.7% Other 49.8 43.9 15.3% Total 4 01.3 348.1 1Q1 1T19 9 4Q1 4T199 1Q20 1T20 Itaú Unibanco Holding S.A. 23 Management Discussion & Analysis Balance Sheet Credit Portfolio Highlights • The individuals loan portfolio grew 10.4% in 12 months, boosted by credit card, vehicle, mortgage and unsecured personal loans. • The companies portfolio grew 27.5% in 12 months and 16.2% in the quarter, boosted by working capital, vehicle and export/import financing, mainly to the corporate segment. Credit Portfolio by Product In R$ billions, end of period 1Q20 4Q19 1Q19 D D (1) Individuals - Brazil 2 37.0 239.0 -0.8% 214.7 10.4% Credit Card Loans 83.8 90.9 -7.8% 7 6.4 9.7% Personal Loans 36.2 33.7 7.5% 30.1 20.2% (2) Payroll Loans 50.3 49.4 1.8% 48.6 3.4% Vehicle Loans 19.4 19.0 2.3% 1 6.6 17.3% Mortgage Loans 4 7.2 45.9 2.6% 4 2.9 10.0% Rural Loans 0 .1 0.1 -9.4% 0 ..1 -27.5% (1) Companies - Brazil 2 21.2 190.4 16.2% 173.6 27.5% (3) Working Capital 120.6 1 08.2 11.5% 95.8 25.9% BNDES/Onlending 9 .8 10.6 -7.9% 14.9 -34.6% Export / Import Financing 67.3 4 8.6 38.4% 4 2.3 58.9% Vehicle Loans 9 .9 9.1 8.8% 5.1 95.7% Mortgage Loans 4.6 4.3 5.2% 5.7 -19.9% Rural Loans 9.1 9.5 -4.1% 9 .8 -6.7% (4) Latin America 181.5 1 53.7 18.1% 155.4 16.8% Total without Financial Guarantees Provided 639.7 583.0 9.7% 5 43.7 17.7% Financial Guarantees Provided 70.3 66.7 5.4% 65.4 7.5% Total with Financial Guarantees Provided 710.0 649.7 9.3% 609.0 16.6% (5) Corporate Securities 59.2 56.9 4.0% 38.0 55.7% Total Risk 769.2 706.7 8.9% 647.1 18.9% (1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. Credit Concentration Companies Credit Portfolio with Financial Guarantees by Business Sectors As of March 31, 2020 In R$ billions, end of period 1Q20 4Q19 30.8% Public Sector 5 .0 3.8 Only 16.0% of the credit risk is concentrated on the 100 15.1% Private Sector 396.4 344.3 largest debtors. 12.9% Real Estate 25.9 23.0 Risk / Total credits Risk / Total assets In R$ billions Risk* 14.7% Transportation 2 3.8 20.7 Largest debtor 7.0 1.0% 0.4% 12.1% Food and beverage 2 3.3 20.8 10 Largest debtors 1.8% 34.9 21.6% Agribusiness and fertilizers 2 2.8 18.8 20 Largest debtors 51.3 7.2% 2.6% 22.5% Vehicles and auto parts 19.1 15.6 50 Largest debtors 11.6% 4.2% 82.5 3.3% Energy and water treatment 16.7 16.2 100 Largest debtors 113.7 16.0% 5.7% 14.9% Banks and financial institutions 16.4 1 4.3 (*) Including financial guarantees provided 19.4% Petrochemical and chemical 14.0 11.7 9.9% Infrastructure work 11.9 10.9 Credit Portfolio without Financial Guarantees 16.9% Steel and metallurgy 1 1.5 9. 8 Provided by Vintage 640 15.4% Mining 10.1 8. 8 In R$ billions 583 4.8% Telecommunications 9.6 9. 2 544 12.5% Pharmaceutical and cosmetics 9.6 8.5 33.8% 33.9% Oil and gas 9. 2 6. 8 q = <-5 32.7% 12.3% Electronic and IT 8.3 7.4 36.2% q - 4 3.8% 15.9% Capital Assets 7.6 6. 5 4.7% 7.3% 19.8% Construction Material 7.5 6. 2 q - 3 5.4% 4.6% 8.3% 13.4% Entertainment and tourism 6.6 5 .8 7.2% 8.8% q - 2 8.0% 12.0% 13.6% Sugar and Alcohol 4.8 4.2 11.4% q - 1 10.8% 15.8% Services - Other 49.5 42.8 10.9% Commerce - Other 25.6 2 3.1 Actual quarter (q) 37.0% 34.8% 35.4% Industry - Other 12.7 9.4 33.2% 13.7% Other 49.8 43.9 15.3% Total 4 01.3 348.1 1Q1 1T19 9 4Q1 4T199 1Q20 1T20 Itaú Unibanco Holding S.A. 23

Management Discussion & Analysis Balance Sheet Credit Portfolio¹ (individuals and companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Very small, small and middle market Credit cards Payroll loans Mortgage Personal Vehicles Corporate 55.0% 45.0% Mar-20 35.4% 21.2% 19.9% 8.2% Mar-14 31.6% 14.7% 15.0% 16.6% 22.1% 64.8% 35.2% 2 Payroll loans Mortgage loans Corporate loans R$50.3 bn as of March 31, 2020 R$51.7 bn as of March 31, 2020 R$121.8 bn as of March 31, 2020 + 1.8% (vs. dec-19) + 3.4% (vs. mar-19) + 2.8% (vs. dec-19) + 6.5% (vs. mar-19) + 21.7% (vs. dec-19) + 23.8% (vs. mar-19) The payroll loans portfolio for INSS of the mortgage portfolio 91.2% is Individuals 3 pensioners grew 3.3% compared to the In the first quarter of 2020, the origination guaranteed by same period of the previous year. of credit increased 72% when compared to 99.7% fiduciary alienation the same period of the previous year. Portfolio by origination (%) Originations st st 1 Quarter of 2020 1 Quarter of 2020 R$3.9 bn vs. 1Q19) of total credit mortgage Branches 89.3% is done by borrowers Itaú Consignado S.A. Portfolio by sector (R$ billions) Loan-to-value st 1 Quarter of 2020 Ratio of the amount of the financing to the value of the real estate property INSS Vintage (quarterly average) Portfolio Private sector 63.8% 39.1% Public sector Very small, small and middle market Credit cards Vehicles financing R$83.8 bn as of March 31, 2020 R$19.4 bn as of March 31, 2020 R$99.5 bn as of March 31, 2020 - 7.8% (vs. dec-19) + 9.7% (vs. mar-19) + 2.3% (vs. dec-19) + 17.3% (vs. mar-19) + 10.1% (vs. dec-19) + 32.2% (vs. mar-19) 8.8% 8.7% 10.7% Originations 8.6% st 9.2% 1 Quarter of 2020 9.5% In the first quarter of 2020, the 3 origination of credits for very small, small and middle-market companies increased R$2.9 bn 22% from the previous year. 82.7% 82.0% vs. 1Q19) 79.8% % Average Average Term Down Payment Average Ticket R$36.7 thousand 44 months 39% Mar-19 Dec-19 Mar-20 (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without financial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 24 Management Discussion & Analysis Balance Sheet Credit Portfolio¹ (individuals and companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Very small, small and middle market Credit cards Payroll loans Mortgage Personal Vehicles Corporate 55.0% 45.0% Mar-20 35.4% 21.2% 19.9% 8.2% Mar-14 31.6% 14.7% 15.0% 16.6% 22.1% 64.8% 35.2% 2 Payroll loans Mortgage loans Corporate loans R$50.3 bn as of March 31, 2020 R$51.7 bn as of March 31, 2020 R$121.8 bn as of March 31, 2020 + 1.8% (vs. dec-19) + 3.4% (vs. mar-19) + 2.8% (vs. dec-19) + 6.5% (vs. mar-19) + 21.7% (vs. dec-19) + 23.8% (vs. mar-19) The payroll loans portfolio for INSS of the mortgage portfolio 91.2% is Individuals 3 pensioners grew 3.3% compared to the In the first quarter of 2020, the origination guaranteed by same period of the previous year. of credit increased 72% when compared to 99.7% fiduciary alienation the same period of the previous year. Portfolio by origination (%) Originations st st 1 Quarter of 2020 1 Quarter of 2020 R$3.9 bn vs. 1Q19) of total credit mortgage Branches 89.3% is done by borrowers Itaú Consignado S.A. Portfolio by sector (R$ billions) Loan-to-value st 1 Quarter of 2020 Ratio of the amount of the financing to the value of the real estate property INSS Vintage (quarterly average) Portfolio Private sector 63.8% 39.1% Public sector Very small, small and middle market Credit cards Vehicles financing R$83.8 bn as of March 31, 2020 R$19.4 bn as of March 31, 2020 R$99.5 bn as of March 31, 2020 - 7.8% (vs. dec-19) + 9.7% (vs. mar-19) + 2.3% (vs. dec-19) + 17.3% (vs. mar-19) + 10.1% (vs. dec-19) + 32.2% (vs. mar-19) 8.8% 8.7% 10.7% Originations 8.6% st 9.2% 1 Quarter of 2020 9.5% In the first quarter of 2020, the 3 origination of credits for very small, small and middle-market companies increased R$2.9 bn 22% from the previous year. 82.7% 82.0% vs. 1Q19) 79.8% % Average Average Term Down Payment Average Ticket R$36.7 thousand 44 months 39% Mar-19 Dec-19 Mar-20 (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without financial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 24

Management Discussion & Analysis Balance Sheet Funding Highlights The funding from clients grew 28.2% in 12 months and 15.1% in the quarter, boosted by (i) time deposits, which grew 41.4% in 12 months and 26.5% in the quarter, (ii) by demand deposits, that increased 36.1% in 12 months and 23.6% in the quarter, and (iii) by saving deposits, that grew 9.5% in 12 months and 3.5% in the quarter. These growths are associated with the positive flow of resources from retail and wholesale, verified as of the second half of March 2020. 4Q19 D 1Q19 D 700,779 608,990 15.1% 546,757 28.2% Funding from Clients (A) Demand Deposits 101,711 82,306 23.6% 74,757 36.1% Savings Deposits 149,600 1 44,558 3.5% 136,613 9.5% Time Deposits 350,704 277,166 26.5% 248,049 41.4% Debentures (Linked to Repurchase Agreements and Third Parties' Operations) 4,166 5,258 -20.8% 15,336 -72.8% (1) Funds from Bills and Structured Operations Certificates 94,598 99,703 -5.1% 72,002 31.4% 1 99,400 151,331 31.8% 144,643 37.9% Other Funding (B) Onlending 10,648 11,648 -8.6% 15,855 -32.8% Borrowings 84,261 64,745 30.1% 53,775 56.7% Securities Obligations Abroad 59,548 43,866 35.8% 45,038 32.2% (2) Other 44,943 3 1,073 44.6% 2 9,975 49.9% 1,302,887 1,387,457 -6.1% 1,158,642 12.4% Portfolio Managed and Investment Funds (C) Total (A) +(B) + (C) 2,203,065 2,147,779 2.6% 1,850,042 19.1% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI). Loans and funding The ratio between the loan portfolio and the funds raised net of reserve required by the Brazilian Central Bank and cash reached 81.2% in the first quarter of 2020. 96.3% 96.9% 96.0% 93.3% 91.9% 81.2% 78.6% 79.0% 78.2% 77.4% 76.7% 71.1% In R$ Billions 900 788 760 737 699 688 691 635 640 618 583 571 576 566 553 553 544 532 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Itaú Unibanco Holding S.A. 25 Management Discussion & Analysis Balance Sheet Funding Highlights The funding from clients grew 28.2% in 12 months and 15.1% in the quarter, boosted by (i) time deposits, which grew 41.4% in 12 months and 26.5% in the quarter, (ii) by demand deposits, that increased 36.1% in 12 months and 23.6% in the quarter, and (iii) by saving deposits, that grew 9.5% in 12 months and 3.5% in the quarter. These growths are associated with the positive flow of resources from retail and wholesale, verified as of the second half of March 2020. 4Q19 D 1Q19 D 700,779 608,990 15.1% 546,757 28.2% Funding from Clients (A) Demand Deposits 101,711 82,306 23.6% 74,757 36.1% Savings Deposits 149,600 1 44,558 3.5% 136,613 9.5% Time Deposits 350,704 277,166 26.5% 248,049 41.4% Debentures (Linked to Repurchase Agreements and Third Parties' Operations) 4,166 5,258 -20.8% 15,336 -72.8% (1) Funds from Bills and Structured Operations Certificates 94,598 99,703 -5.1% 72,002 31.4% 1 99,400 151,331 31.8% 144,643 37.9% Other Funding (B) Onlending 10,648 11,648 -8.6% 15,855 -32.8% Borrowings 84,261 64,745 30.1% 53,775 56.7% Securities Obligations Abroad 59,548 43,866 35.8% 45,038 32.2% (2) Other 44,943 3 1,073 44.6% 2 9,975 49.9% 1,302,887 1,387,457 -6.1% 1,158,642 12.4% Portfolio Managed and Investment Funds (C) Total (A) +(B) + (C) 2,203,065 2,147,779 2.6% 1,850,042 19.1% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (3) Includes Certificates of Banks Deposits (CDB), Certificates of Agribusiness Receivables (CRA), Certificates of Real Estate Receivables (CRI), Debentures, Agricultural Credit Bonds (LCA) and Real Estate Credit Bonds (LCI). Loans and funding The ratio between the loan portfolio and the funds raised net of reserve required by the Brazilian Central Bank and cash reached 81.2% in the first quarter of 2020. 96.3% 96.9% 96.0% 93.3% 91.9% 81.2% 78.6% 79.0% 78.2% 77.4% 76.7% 71.1% In R$ Billions 900 788 760 737 699 688 691 635 640 618 583 571 576 566 553 553 544 532 Dec-18 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Itaú Unibanco Holding S.A. 25

Capital and Risk Management Discussion & Analysis Capital, Liquidity and Market ratios Itaú Unibanco assesses its capital adequacy to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the set of rules disclosed by the Central Bank of Brazil, which implements the Basel III capital requirements in Brazil. Tier I Capital Ratio On March 31, 2020, our Tier I Capital reached 12.0%, consisting of 10.3% Common Equity Tier I and of 1.7% Additional Tier I. 14.4% 0.3% 12.0% 1.3% 0.4% 0.3% -1.1% -0.2% 1.7% -0.7% -1.5% 13.2% 10.3% 1 Tier I Additional Dividends Net Income and Securities mark to Tax credit RWA Foreign exchange Additional Tier I Capital Tier I Dec-19 and IOC from 2019 Dividends market variation in the AT1 Mar-20 Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Additional Tier I issued in February 2020. Capital Ratios 1Q20 4Q19 In R$ millions, end of period Common Equity Tier I 107,668 117,328 Main changes in the quarter: Tier I (Common Equity + Additional Capital) 124,980 128,696 Referential Equity (Tier I and Tier II) 1 39,218 140,596 - - Referential Equity: Decrease of 1.0% due to the payment of dividends and interest on capital, partially offset by the level 1 and 2 debt issuance. Total Risk-weighted Exposure (RWA) 1 ,043,517 891,300 Credit Risk-weighted Assets (RWA ) CPAD 917,107 784,730 RWA: Increase of R$152,217 million due to the growth in the credit risk- Operational Risk-weighted Assets (RWA ) OPAD 92,476 81,568 weighted assets (RWA ), driven by the foreign exchange variation and CPAD Market Risk-weighted Assets (RWAMINT ) 33,934 2 5,002 expansion in credit portfolio, in the operational (RWA ) and in the market OPAD Core Capital Ratio 10.3% 13.2% (RWAMINT) risk-weighted assets. Tier I Capital Ratio 12.0% 14.4% BIS (Referential Equity / Total Risk-weighted BIS ratio: Decrease of 250 basis points driven by the payment of dividends Exposure) 13.3% 15.8% and interest on capital, foreign exchange variation and increase in risk- weighted assets (RWA). Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. 1 Value at Risk - VaR Liquidity Ratios These ratios are calculated based on the methodology defined by the This is one of the main market risk indicators and a statistical Brazilian Central Bank, which is in line with Basel III international guidelines. metric that quantifies the maximum potential economic loss expected in normal market conditions. Liquidity Coverage Ratio (LCR) In R$ millions, end of period 1Q20 4Q19 In R$ millions 1Q20 4Q19 VaR by Risk Factor 186,705 HQLA 170,004 Interest Rates 1,642 8 13 Potential Cash Outflows 1 12,841 1 14,035 Currency 60 11 LCR (%) 165.5% 149.1% Shares of Stock Exchange 26 29 Net Stable Funding Ratio (NSFR) Commodities 1 1 Diversification Effect (966) (576) In R$ millions Mar-20 Dec-19 Total VaR 7 63 278 81 1,680 Available Stable Funding 733,242 Maximum VaR in the quarter 7 63 3 98 Required Stable Funding 69 5,135 599,963 Average VaR in the quarter 375 280 NSFR (%) 116.8% 122.2% Minimum VaR in the quarter 2 58 211 (1) Values represented above consider a 1-day time horizon and a 99% confidence level. For 2020, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%. Note: For further information on risk and capital management, please access the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks. 26 Itaú Unibanco Holding S.A. Capital and Risk Management Discussion & Analysis Capital, Liquidity and Market ratios Itaú Unibanco assesses its capital adequacy to face the incurred risks, represented by the regulatory capital for credit, market and operational risks and by the capital necessary to cover other risks, in accordance with the set of rules disclosed by the Central Bank of Brazil, which implements the Basel III capital requirements in Brazil. Tier I Capital Ratio On March 31, 2020, our Tier I Capital reached 12.0%, consisting of 10.3% Common Equity Tier I and of 1.7% Additional Tier I. 14.4% 0.3% 12.0% 1.3% 0.4% 0.3% -1.1% -0.2% 1.7% -0.7% -1.5% 13.2% 10.3% 1 Tier I Additional Dividends Net Income and Securities mark to Tax credit RWA Foreign exchange Additional Tier I Capital Tier I Dec-19 and IOC from 2019 Dividends market variation in the AT1 Mar-20 Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Additional Tier I issued in February 2020. Capital Ratios 1Q20 4Q19 In R$ millions, end of period Common Equity Tier I 107,668 117,328 Main changes in the quarter: Tier I (Common Equity + Additional Capital) 124,980 128,696 Referential Equity (Tier I and Tier II) 1 39,218 140,596 - - Referential Equity: Decrease of 1.0% due to the payment of dividends and interest on capital, partially offset by the level 1 and 2 debt issuance. Total Risk-weighted Exposure (RWA) 1 ,043,517 891,300 Credit Risk-weighted Assets (RWA ) CPAD 917,107 784,730 RWA: Increase of R$152,217 million due to the growth in the credit risk- Operational Risk-weighted Assets (RWA ) OPAD 92,476 81,568 weighted assets (RWA ), driven by the foreign exchange variation and CPAD Market Risk-weighted Assets (RWAMINT ) 33,934 2 5,002 expansion in credit portfolio, in the operational (RWA ) and in the market OPAD Core Capital Ratio 10.3% 13.2% (RWAMINT) risk-weighted assets. Tier I Capital Ratio 12.0% 14.4% BIS (Referential Equity / Total Risk-weighted BIS ratio: Decrease of 250 basis points driven by the payment of dividends Exposure) 13.3% 15.8% and interest on capital, foreign exchange variation and increase in risk- weighted assets (RWA). Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits. 1 Value at Risk - VaR Liquidity Ratios These ratios are calculated based on the methodology defined by the This is one of the main market risk indicators and a statistical Brazilian Central Bank, which is in line with Basel III international guidelines. metric that quantifies the maximum potential economic loss expected in normal market conditions. Liquidity Coverage Ratio (LCR) In R$ millions, end of period 1Q20 4Q19 In R$ millions 1Q20 4Q19 VaR by Risk Factor 186,705 HQLA 170,004 Interest Rates 1,642 8 13 Potential Cash Outflows 1 12,841 1 14,035 Currency 60 11 LCR (%) 165.5% 149.1% Shares of Stock Exchange 26 29 Net Stable Funding Ratio (NSFR) Commodities 1 1 Diversification Effect (966) (576) In R$ millions Mar-20 Dec-19 Total VaR 7 63 278 81 1,680 Available Stable Funding 733,242 Maximum VaR in the quarter 7 63 3 98 Required Stable Funding 69 5,135 599,963 Average VaR in the quarter 375 280 NSFR (%) 116.8% 122.2% Minimum VaR in the quarter 2 58 211 (1) Values represented above consider a 1-day time horizon and a 99% confidence level. For 2020, the minimum liquidity ratio indicators required by the Brazilian Central Bank is 100%. Note: For further information on risk and capital management, please access the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks. 26 Itaú Unibanco Holding S.A.

Segment Analysis Management Discussion and Analysis Results by Business Segment The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units. Retail Banking Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies. Highlights • The impact of the changes in the macroeconomic scenario and in the financial perspectives of people and companies in the cost of credit, the impact of the regulatory change in overdraft rates in financial margin and lower revenues from credit card fees contributed to the 51.7% decrease in net income in the quarter. These negative effects were partially offset by lower non-interest expenses. • Compared to the first quarter of 2019, the increase in cost of credit due to this change in the scenario offset the increase in financial margin with clients. 1Q20 4Q19 1Q19 In R$ millions D D Operating Revenues 19,705 2 0,965 -6.0% 18,569 6.1% Managerial Financial Margin 1 1,632 1 2,452 -6.6% 10,653 9.2% Commissions and Fees 6 ,301 6 ,667 -5.5% 6,212 1.4% Revenues from Insurance, Pension Plans and Premium Bonds 1,772 1,846 -4.0% 1 ,704 3.9% Operations before Retained Claims and Selling Expenses Cost of Credit (6,919) (4,230) 63.6% (3,664) 88.8% Retained Claims (326) (315) 3.7% (288) 13.0% Other Operating Expenses (10,101) (10,698) -5.6% (9,902) 2.0% Income before Tax and Minority Interests 2,359 5 ,722 -58.8% 4,715 -50.0% Income Tax and Social Contribution (547) (2,032) -73.1% (1,586) -65.5% Minority Interests in Subsidiaries (53) (47) 11.2% (54) -2.9% Recurring Net Income 3,643 -51.7% 3,074 -42.8% 1 ,760 Recurring Return on Average Allocated Capital 15.9% 35.2% -19.3 p.p. 33.0% -17.1 p.p. Efficiency Ratio (ER) 48.6% 48.3% 0.3 p.p. 51.0% -2.4 p.p. Loan Portfolio (R$ billion) Segment highlights -0.2% +12.6% Renegotiation of non-overdue credit contracts 283.1 282.6 To support our clients during this crisis, we are offering the renegotiation of non-overdue 269.2 259.0 credit contracts. Upon request, individuals current account holders who have personal loan, 251.0 mortgage, real estate secured credit or vehicle financing non-overdue contracts, can pay the next installment in up to 120 days. Companies that have working capital or vehicle and machine financing non-overdue contracts, may postpone the next installment for up to 180 days. As of April 29, we had renegotiated about 850 thousand credit contracts. Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Digital Transformation in the Retail Banking 1 Use of Digital Channels Accounts opened through the Abreconta app Share of Transactions Individuals accounts (in thousands) number of current account holders through digital channels* (in millions) 1Q20 1Q18 12.9 Credit 24% 18% 11.5 341 10.0 221 Investments 46% 42% 91 1.1 1.2 1.2 Payments 84% 68% 1Q18 1Q19 1Q20 Mar-18 Mar-19 Mar-20 * Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment. Individuals Companies ¹ Internet, mobile and SMS on Retail Bank. Itaú Unibanco Holding S.A. 27 Segment Analysis Management Discussion and Analysis Results by Business Segment The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units. Retail Banking Retail banking products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail, (ii) Uniclass, (iii) Personnalité and (iv) Very small and small companies. Highlights • The impact of the changes in the macroeconomic scenario and in the financial perspectives of people and companies in the cost of credit, the impact of the regulatory change in overdraft rates in financial margin and lower revenues from credit card fees contributed to the 51.7% decrease in net income in the quarter. These negative effects were partially offset by lower non-interest expenses. • Compared to the first quarter of 2019, the increase in cost of credit due to this change in the scenario offset the increase in financial margin with clients. 1Q20 4Q19 1Q19 In R$ millions D D Operating Revenues 19,705 2 0,965 -6.0% 18,569 6.1% Managerial Financial Margin 1 1,632 1 2,452 -6.6% 10,653 9.2% Commissions and Fees 6 ,301 6 ,667 -5.5% 6,212 1.4% Revenues from Insurance, Pension Plans and Premium Bonds 1,772 1,846 -4.0% 1 ,704 3.9% Operations before Retained Claims and Selling Expenses Cost of Credit (6,919) (4,230) 63.6% (3,664) 88.8% Retained Claims (326) (315) 3.7% (288) 13.0% Other Operating Expenses (10,101) (10,698) -5.6% (9,902) 2.0% Income before Tax and Minority Interests 2,359 5 ,722 -58.8% 4,715 -50.0% Income Tax and Social Contribution (547) (2,032) -73.1% (1,586) -65.5% Minority Interests in Subsidiaries (53) (47) 11.2% (54) -2.9% Recurring Net Income 3,643 -51.7% 3,074 -42.8% 1 ,760 Recurring Return on Average Allocated Capital 15.9% 35.2% -19.3 p.p. 33.0% -17.1 p.p. Efficiency Ratio (ER) 48.6% 48.3% 0.3 p.p. 51.0% -2.4 p.p. Loan Portfolio (R$ billion) Segment highlights -0.2% +12.6% Renegotiation of non-overdue credit contracts 283.1 282.6 To support our clients during this crisis, we are offering the renegotiation of non-overdue 269.2 259.0 credit contracts. Upon request, individuals current account holders who have personal loan, 251.0 mortgage, real estate secured credit or vehicle financing non-overdue contracts, can pay the next installment in up to 120 days. Companies that have working capital or vehicle and machine financing non-overdue contracts, may postpone the next installment for up to 180 days. As of April 29, we had renegotiated about 850 thousand credit contracts. Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Digital Transformation in the Retail Banking 1 Use of Digital Channels Accounts opened through the Abreconta app Share of Transactions Individuals accounts (in thousands) number of current account holders through digital channels* (in millions) 1Q20 1Q18 12.9 Credit 24% 18% 11.5 341 10.0 221 Investments 46% 42% 91 1.1 1.2 1.2 Payments 84% 68% 1Q18 1Q19 1Q20 Mar-18 Mar-19 Mar-20 * Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment. Individuals Companies ¹ Internet, mobile and SMS on Retail Bank. Itaú Unibanco Holding S.A. 27

Segment Analysis Management Discussion and Analysis Results by Business Segment Wholesale Banking Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) the Itaú Asset Management, specialized asset manager, and iv) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients. Highlights • Net income in the Wholesale Banking segment decreased by 63.6% from the last quarter due to the higher provision for loan losses, related to the changes in the macroeconomic scenario and in the financial perspectives of companies, and to the lower revenues from fund management and advisory services. These negative effects were partially offset by lower non-interest expenses. • Compared to the first quarter of 2019, the higher cost of credit due to this change in the scenario was partially offset by the higher revenues from fund management and advisory services. 1Q20 4Q19 1Q19 In R$ millions D D Operating Revenues 7 ,592 8,451 -10.2% 7,113 6.7% Managerial Financial Margin 4,489 4,787 -6.2% 4,602 -2.5% Commissions and Fees 3 ,047 3,470 -12.2% 2,366 28.8% Revenues from Insurance, Pension Plans and Premium Bonds 57 194 -70.9% 145 -61.0% Operations before Retained Claims and Selling Expenses Cost of Credit (3,168) (1,581) 100.4% (139) 2176.4% Retained Claims (3) (16) -78.8% (11) -69.5% Other Operating Expenses (3,613) (4,092) -11.7% (3,653) -1.1% Income before Tax and Minority Interests 8 08 2 ,762 -70.7% 3,311 -75.6% Income Tax and Social Contribution 7 (788) -100.9% (937) -100.8% Minority Interests in Subsidiaries (89) 23 -484.3% (135) -33.9% Recurring Net Income 1,997 -63.6% 2,238 -67.6% 7 26 Recurring Return on Average Allocated Capital 5.6% 17.2% -11.6 p.p. 19.7% -14.1 p.p. Efficiency Ratio (ER) 45.0% 45.8% -0.8 p.p. 49.1% -4.1 p.p. Loan Portfolio (R$ billions) Assets under management -ANBIMA ranking (R$ billions) +19.1% - 6.0% +22.0% +5.6% 357.1 770.8 745.6 724.8 707.6 686.5 306.8 299.9 292.7 293.9 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Assets under management (Itaú Unibanco e Intrag) Activities with the Market + Corporation Includes: (i) result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to any segment. In R$ millions 1Q20 4Q19 D 1Q19 D Operating Revenues 1 ,909 2,417 -21.0% 2 ,525 -24.4% Managerial Financial Margin 1,684 2,201 -23.5% 2,413 -30.2% Commissions and Fees 166 2 18 -23.7% 43 284.9% Revenues from Insurance, Pension Plans and Premium Bonds 58 (2) - 68 -14.6% Operations before Retained Claims and Selling Expenses Other Operating Expenses (38) (182) -78.9% (287) -86.7% Income before Tax and Minority Interests 1,871 2,235 -16.3% 2 ,238 -16.4% Income Tax and Social Contribution (436) (564) -22.7% (665) -34.5% Minority Interests in Subsidiaries (9) (15) -38.9% (9) 5.2% Recurring Net Income 1,425 1,656 -13.9% 1,564 -8.9% Recurring Return on Average Allocated Capital 21.7% 18.9% 2.8 p.p. 18.4% 3.3 p.p. Efficiency Ratio (ER) 1.0% 1.4% -0.4 p.p. 4.9% -3.9 p.p. Itaú Unibanco Holding S.A. 28 Segment Analysis Management Discussion and Analysis Results by Business Segment Wholesale Banking Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, iii) the Itaú Asset Management, specialized asset manager, and iv) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients. Highlights • Net income in the Wholesale Banking segment decreased by 63.6% from the last quarter due to the higher provision for loan losses, related to the changes in the macroeconomic scenario and in the financial perspectives of companies, and to the lower revenues from fund management and advisory services. These negative effects were partially offset by lower non-interest expenses. • Compared to the first quarter of 2019, the higher cost of credit due to this change in the scenario was partially offset by the higher revenues from fund management and advisory services. 1Q20 4Q19 1Q19 In R$ millions D D Operating Revenues 7 ,592 8,451 -10.2% 7,113 6.7% Managerial Financial Margin 4,489 4,787 -6.2% 4,602 -2.5% Commissions and Fees 3 ,047 3,470 -12.2% 2,366 28.8% Revenues from Insurance, Pension Plans and Premium Bonds 57 194 -70.9% 145 -61.0% Operations before Retained Claims and Selling Expenses Cost of Credit (3,168) (1,581) 100.4% (139) 2176.4% Retained Claims (3) (16) -78.8% (11) -69.5% Other Operating Expenses (3,613) (4,092) -11.7% (3,653) -1.1% Income before Tax and Minority Interests 8 08 2 ,762 -70.7% 3,311 -75.6% Income Tax and Social Contribution 7 (788) -100.9% (937) -100.8% Minority Interests in Subsidiaries (89) 23 -484.3% (135) -33.9% Recurring Net Income 1,997 -63.6% 2,238 -67.6% 7 26 Recurring Return on Average Allocated Capital 5.6% 17.2% -11.6 p.p. 19.7% -14.1 p.p. Efficiency Ratio (ER) 45.0% 45.8% -0.8 p.p. 49.1% -4.1 p.p. Loan Portfolio (R$ billions) Assets under management -ANBIMA ranking (R$ billions) +19.1% - 6.0% +22.0% +5.6% 357.1 770.8 745.6 724.8 707.6 686.5 306.8 299.9 292.7 293.9 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Mar-19 Jun-19 Sep-19 Dec-19 Mar-20 Assets under management (Itaú Unibanco e Intrag) Activities with the Market + Corporation Includes: (i) result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations and (iv) the equity pickup from companies not linked to any segment. In R$ millions 1Q20 4Q19 D 1Q19 D Operating Revenues 1 ,909 2,417 -21.0% 2 ,525 -24.4% Managerial Financial Margin 1,684 2,201 -23.5% 2,413 -30.2% Commissions and Fees 166 2 18 -23.7% 43 284.9% Revenues from Insurance, Pension Plans and Premium Bonds 58 (2) - 68 -14.6% Operations before Retained Claims and Selling Expenses Other Operating Expenses (38) (182) -78.9% (287) -86.7% Income before Tax and Minority Interests 1,871 2,235 -16.3% 2 ,238 -16.4% Income Tax and Social Contribution (436) (564) -22.7% (665) -34.5% Minority Interests in Subsidiaries (9) (15) -38.9% (9) 5.2% Recurring Net Income 1,425 1,656 -13.9% 1,564 -8.9% Recurring Return on Average Allocated Capital 21.7% 18.9% 2.8 p.p. 18.4% 3.3 p.p. Efficiency Ratio (ER) 1.0% 1.4% -0.4 p.p. 4.9% -3.9 p.p. Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis Activities Abroad We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil¹ represent 92.7% of Recurring net income in the quarter . Brazil¹ (In R$ millions, end of period) 1Q20 4Q19 1Q19 D D Operating Revenues 2 6,411 28,701 -8.0% 25,347 4.2% Managerial Financial Margin 1 5,727 17,073 -7.9% 15,574 1.0% Financial margin with clients 1 5,340 1 6,333 -6.1% 14,656 4.7% Financial margin with the Market 387 740 -47.7% 918 -57.8% Commissions and Fees 8 ,797 9,622 -8.6% 7,890 11.5% Revenues from Insurance² 1,887 2,006 -6.0% 1,883 0.2% Cost of Credit (9,357) (4,624) 102.4% (3,352) 179.2% Provision for Loan Losses (9,590) (4,893) 96.0% (3,717) 158.0% Impairment (89) (230) -61.5% (3 0) 197.7% Discounts Granted (261) (3 44) -24.0% (280) -6.6% Recovery of Loan Loans Written Off as Losses 583 8 43 -30.9% 675 -13.6% Retained Claims (329) (316) 4.4% (289) 14.0% Other Operating Expenses (12,193) (13,134) -7.2% (12,128) 0.5% Non-interest expenses (10,438) (11,208) -6.9% (10,483) -0.4% Tax Expenses and Other³ (1,755) (1,926) -8.9% (1,645) 6.7% Income before Tax and Minority Interests 4,531 10,628 -57.4% 9,578 -52.7% Income Tax and Social Contribution (844) (3,546) -76.2% (3,007) -71.9% Minority Interests in Subsidiaries (62) (63) -1.1% (63) -1.8% Recurring Net Income 3,626 7 ,019 -48.3% 6,507 -44.3% Share 92.7% 96.2% -350 bps 94.6% 190 bps Recurring Return on Average Allocated Capital 13.0% 25.1% - 1,210 bps 24.8% - 1,180 bps Latin America (In R$ millions, end of period) 1Q20 4Q19 D 1Q19 D Operating Revenues 2,795 3,132 -10.7% 2,861 -2.3% Managerial Financial Margin 2,078 2 ,365 -12.2% 2,094 -0.8% Financial margin with clients 1 ,705 1,799 -5.2% 1,768 -3.6% Financial margin with the Market 373 567 -34.2% 326 14.4% Commissions and Fees 7 17 7 34 -2.3% 732 -2.0% Revenues from Insurance² - 32 -100.0% 34 -100.0% Cost of Credit (730) (1,187) -38.5% (452) 61.5% Provision for Loan Losses (808) (1,252) -35.5% (489) 65.2% Discounts Granted (5) (35) -86.1% (29) -82.9% Recovery of Loan Loans Written Off as Losses 83 1 00 -17.3% 66 25.9% Retained Claims - (15) -100.0% (10) -100.0% Other Operating Expenses (1,559) (1,838) -15.2% (1,713) -9.0% Non-interest expenses (1,618) (1,803) -10.3% (1,667) -2.9% Tax Expenses and Other³ 59 (36) -264.5% (4 7) -226.3% Income before Tax and Minority Interests 507 92 452.1% 685 -26.1% Income Tax and Social Contribution (132) 1 61 -181.6% (181) -27.3% Minority Interests in Subsidiaries (89) 23 -484.3% (135) -33.9% Recurring Net Income 286 2 76 3.5% 369 -22.6% Share 7.3% 3.8% 350 bps 5.4% 190 bps Recurring Return on Average Allocated Capital 10.0% 9.8% 20 bps 12.6% -250 bps Main foreign exchange variations compared to Brazilian Real (BRL) BRL vs. U.S. dollar Colombian peso vs. BRL Uruguayan peso vs. BRL Argentine peso vs. BRL Chilean peso vs. BRL Paraguayan guarani vs. BRL + 29.0% (1Q20 vs. 4Q19) - 4.3% (1Q20 vs. 4Q19) - 8.6% (1Q20 vs. 4Q19) - 16.6% (1Q20 vs. 4Q19) - 12.0% (1Q20 vs. 4Q19) - 21.0% (1Q20 vs. 4Q19) + 33.4% (1Q20 vs. 1Q19) - 4.7% (1Q20 vs. 1Q19) - 2.7% (1Q20 vs. 1Q19) + 11.3% (1Q20 vs. 1Q19) - 6.0% (1Q20 vs. 1Q19) - 20.3% (1Q20 vs. 1Q19) R$ 5.199 14.85 186.43 1,583 9.21 1,598 816.99 R$ 4.031 813.67 8.65 R$ 3.897 778.82 12.39 174.49 8.42 11.13 1,262 164.10 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. Itaú Unibanco Holding S.A. 29 Management Discussion & Analysis Activities Abroad We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil¹ represent 92.7% of Recurring net income in the quarter . Brazil¹ (In R$ millions, end of period) 1Q20 4Q19 1Q19 D D Operating Revenues 2 6,411 28,701 -8.0% 25,347 4.2% Managerial Financial Margin 1 5,727 17,073 -7.9% 15,574 1.0% Financial margin with clients 1 5,340 1 6,333 -6.1% 14,656 4.7% Financial margin with the Market 387 740 -47.7% 918 -57.8% Commissions and Fees 8 ,797 9,622 -8.6% 7,890 11.5% Revenues from Insurance² 1,887 2,006 -6.0% 1,883 0.2% Cost of Credit (9,357) (4,624) 102.4% (3,352) 179.2% Provision for Loan Losses (9,590) (4,893) 96.0% (3,717) 158.0% Impairment (89) (230) -61.5% (3 0) 197.7% Discounts Granted (261) (3 44) -24.0% (280) -6.6% Recovery of Loan Loans Written Off as Losses 583 8 43 -30.9% 675 -13.6% Retained Claims (329) (316) 4.4% (289) 14.0% Other Operating Expenses (12,193) (13,134) -7.2% (12,128) 0.5% Non-interest expenses (10,438) (11,208) -6.9% (10,483) -0.4% Tax Expenses and Other³ (1,755) (1,926) -8.9% (1,645) 6.7% Income before Tax and Minority Interests 4,531 10,628 -57.4% 9,578 -52.7% Income Tax and Social Contribution (844) (3,546) -76.2% (3,007) -71.9% Minority Interests in Subsidiaries (62) (63) -1.1% (63) -1.8% Recurring Net Income 3,626 7 ,019 -48.3% 6,507 -44.3% Share 92.7% 96.2% -350 bps 94.6% 190 bps Recurring Return on Average Allocated Capital 13.0% 25.1% - 1,210 bps 24.8% - 1,180 bps Latin America (In R$ millions, end of period) 1Q20 4Q19 D 1Q19 D Operating Revenues 2,795 3,132 -10.7% 2,861 -2.3% Managerial Financial Margin 2,078 2 ,365 -12.2% 2,094 -0.8% Financial margin with clients 1 ,705 1,799 -5.2% 1,768 -3.6% Financial margin with the Market 373 567 -34.2% 326 14.4% Commissions and Fees 7 17 7 34 -2.3% 732 -2.0% Revenues from Insurance² - 32 -100.0% 34 -100.0% Cost of Credit (730) (1,187) -38.5% (452) 61.5% Provision for Loan Losses (808) (1,252) -35.5% (489) 65.2% Discounts Granted (5) (35) -86.1% (29) -82.9% Recovery of Loan Loans Written Off as Losses 83 1 00 -17.3% 66 25.9% Retained Claims - (15) -100.0% (10) -100.0% Other Operating Expenses (1,559) (1,838) -15.2% (1,713) -9.0% Non-interest expenses (1,618) (1,803) -10.3% (1,667) -2.9% Tax Expenses and Other³ 59 (36) -264.5% (4 7) -226.3% Income before Tax and Minority Interests 507 92 452.1% 685 -26.1% Income Tax and Social Contribution (132) 1 61 -181.6% (181) -27.3% Minority Interests in Subsidiaries (89) 23 -484.3% (135) -33.9% Recurring Net Income 286 2 76 3.5% 369 -22.6% Share 7.3% 3.8% 350 bps 5.4% 190 bps Recurring Return on Average Allocated Capital 10.0% 9.8% 20 bps 12.6% -250 bps Main foreign exchange variations compared to Brazilian Real (BRL) BRL vs. U.S. dollar Colombian peso vs. BRL Uruguayan peso vs. BRL Argentine peso vs. BRL Chilean peso vs. BRL Paraguayan guarani vs. BRL + 29.0% (1Q20 vs. 4Q19) - 4.3% (1Q20 vs. 4Q19) - 8.6% (1Q20 vs. 4Q19) - 16.6% (1Q20 vs. 4Q19) - 12.0% (1Q20 vs. 4Q19) - 21.0% (1Q20 vs. 4Q19) + 33.4% (1Q20 vs. 1Q19) - 4.7% (1Q20 vs. 1Q19) - 2.7% (1Q20 vs. 1Q19) + 11.3% (1Q20 vs. 1Q19) - 6.0% (1Q20 vs. 1Q19) - 20.3% (1Q20 vs. 1Q19) R$ 5.199 14.85 186.43 1,583 9.21 1,598 816.99 R$ 4.031 813.67 8.65 R$ 3.897 778.82 12.39 174.49 8.42 11.13 1,262 164.10 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 1Q19 4Q19 1Q20 (1) Includes units abroad ex-Latin America. (2) Result from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (3) Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. Note: Latin America information is presented in nominal currency. Itaú Unibanco Holding S.A. 29

Management Discussion & Analysis Activities Abroad 1 France 1 Germany 1 2 England 1 3 Spain Switzerland Our business 1 Portugal 1 2 3 USA abroad focuses 1 1 2 3 Mexico Cayman on these 1 3 1 4 Bahamas Panama activities 1 4 Colombia 1 2 3 4 1 Corporate & Brazil 1 Peru Investment 1 2 3 4 Paraguay 2 Asset management 1 4 1 2 3 4 Uruguay Chile 3 Private Banking 1 2 4 Argentina 4 Retail ³ Paraguay Countries Uruguay ¹ Chile Argentina Colombia ² Latin America Other countries Total Employees 1,081 5,706 1,606 969 3,308 12,670 95,288 511 Branches & CSBs 45 26 193 86 128 478 - 4,501 ATMs 62 413 176 298 142 1,091 45,701 - Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include the 34 OCA’s Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay). Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay Latin America In R$ millions (in constant currency) 1Q20 4Q19 D 1Q20 4Q19 D 1Q20 4Q19 D 1Q20 4Q19 D Operating Revenues 1 ,740 1,908 -9% 327 445 -27% 291 328 -11% 480 459 5% Managerial Financial Margin 1,369 1 ,545 -11% 244 3 71 -34% 206 2 07 -1% 2 81 258 9% Financial Margin with Clients 1 ,153 1,258 -8% 220 275 -20% 172 173 0% 237 218 9% Financial Margin with the Market 216 287 -25% 24 96 -75% 34 35 -3% 44 40 10% Commissions and Fees 371 363 2% 83 75 11% 85 120 -29% 1 99 201 -1% Cost of Credit (599) (829) -28% (63) (26) 141% (36) (0) - (51) (17) 192% Provision for Loan Losses (675) (8 93) -24% (64) (27) 133% (38) (4) 940% (52) (1 9) 180% Recovery of Loans Written Off as Losses 81 100 -19% 1 1 -16% 2 4 -48% 2 2 30% Other Operating Expenses (1,062) (1,197) -11% (205) (281) -27% (131) (148) -11% (284) (283) 0% Non-Interest Expenses (1 ,060) (1,195) -11% (178) (2 53) -30% (126) (1 43) -12% (283) (2 82) 0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2) (2) 10% (27) (29) -7% (5) (5) 15% (1) (0) - Income before Tax and Minority Interests 79 (118) -167% 59 138 -57% 124 180 -31% 1 46 159 -8% Income Tax and Social Contribution 11 237 -95% (18) (51) -65% (47) (68) -31% (53) (57) -6% M ino rity Interests in Subsidiaries ¹ (93) 19 -587% - - - - - - - - - Recurring Net Income (3) 138 -102% 41 86 -52% 77 112 -31% 93 102 -9% Return on Average Equity - Annualized -0.2% 8.5% - 870 bps 11.3% 21.2% - 1,000 bps 24.8% 36.7% -1,180 bps 21.6% 25.8% - 420 bps Efficiency Ratio 61.0% 62.7% - 170 bps 59.2% 60.6% - 140 bps 44.0% 44.2% - 20 bps 59.1% 61.6% - 250 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Highlights of Latin America in constant currency, eliminating the effect of exchange rate variation and using the managerial concept. Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay • Lower margin with clients • Lower margin with clients due to • Lower commissions and fees • Higher margin with clients due to the sale of credit in the local interest rates reduction. due to the increase of credit due to the higher results in the previous quarter and to cards commissions related to foreign exchange products. • Lower margin with market and lower local interest rates. the commercial partnership higher cost of credit due to • Higher cost of credit due to in the previous quarter. • Lower margin with the macroeconomic scenario. the downgrade of corporate market and lower cost of • Higher cost of credit due to clients and to the increase of • Lower operating expenses due to credit due to the downgrade the increase in provisions provisions for loan losses due higher personnel expenses and of corporate clients in the due to the macroeconomic to macroeconomic variable compensation in the previous quarter. scenario. scenario. previous quarter. 30 Itaú Unibanco Holding S.A. Management Discussion & Analysis Activities Abroad 1 France 1 Germany 1 2 England 1 3 Spain Switzerland Our business 1 Portugal 1 2 3 USA abroad focuses 1 1 2 3 Mexico Cayman on these 1 3 1 4 Bahamas Panama activities 1 4 Colombia 1 2 3 4 1 Corporate & Brazil 1 Peru Investment 1 2 3 4 Paraguay 2 Asset management 1 4 1 2 3 4 Uruguay Chile 3 Private Banking 1 2 4 Argentina 4 Retail ³ Paraguay Countries Uruguay ¹ Chile Argentina Colombia ² Latin America Other countries Total Employees 1,081 5,706 1,606 969 3,308 12,670 95,288 511 Branches & CSBs 45 26 193 86 128 478 - 4,501 ATMs 62 413 176 298 142 1,091 45,701 - Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include the 34 OCA’s Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Paraguay and Uruguay). Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay Latin America In R$ millions (in constant currency) 1Q20 4Q19 D 1Q20 4Q19 D 1Q20 4Q19 D 1Q20 4Q19 D Operating Revenues 1 ,740 1,908 -9% 327 445 -27% 291 328 -11% 480 459 5% Managerial Financial Margin 1,369 1 ,545 -11% 244 3 71 -34% 206 2 07 -1% 2 81 258 9% Financial Margin with Clients 1 ,153 1,258 -8% 220 275 -20% 172 173 0% 237 218 9% Financial Margin with the Market 216 287 -25% 24 96 -75% 34 35 -3% 44 40 10% Commissions and Fees 371 363 2% 83 75 11% 85 120 -29% 1 99 201 -1% Cost of Credit (599) (829) -28% (63) (26) 141% (36) (0) - (51) (17) 192% Provision for Loan Losses (675) (8 93) -24% (64) (27) 133% (38) (4) 940% (52) (1 9) 180% Recovery of Loans Written Off as Losses 81 100 -19% 1 1 -16% 2 4 -48% 2 2 30% Other Operating Expenses (1,062) (1,197) -11% (205) (281) -27% (131) (148) -11% (284) (283) 0% Non-Interest Expenses (1 ,060) (1,195) -11% (178) (2 53) -30% (126) (1 43) -12% (283) (2 82) 0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (2) (2) 10% (27) (29) -7% (5) (5) 15% (1) (0) - Income before Tax and Minority Interests 79 (118) -167% 59 138 -57% 124 180 -31% 1 46 159 -8% Income Tax and Social Contribution 11 237 -95% (18) (51) -65% (47) (68) -31% (53) (57) -6% M ino rity Interests in Subsidiaries ¹ (93) 19 -587% - - - - - - - - - Recurring Net Income (3) 138 -102% 41 86 -52% 77 112 -31% 93 102 -9% Return on Average Equity - Annualized -0.2% 8.5% - 870 bps 11.3% 21.2% - 1,000 bps 24.8% 36.7% -1,180 bps 21.6% 25.8% - 420 bps Efficiency Ratio 61.0% 62.7% - 170 bps 59.2% 60.6% - 140 bps 44.0% 44.2% - 20 bps 59.1% 61.6% - 250 bps (1) Minority interests are calculated based on the accounting result of the transaction in BRGAAP. Highlights of Latin America in constant currency, eliminating the effect of exchange rate variation and using the managerial concept. Itaú Corpbanca Itaú Argentina Itaú Paraguay Itaú Uruguay • Lower margin with clients • Lower margin with clients due to • Lower commissions and fees • Higher margin with clients due to the sale of credit in the local interest rates reduction. due to the increase of credit due to the higher results in the previous quarter and to cards commissions related to foreign exchange products. • Lower margin with market and lower local interest rates. the commercial partnership higher cost of credit due to • Higher cost of credit due to in the previous quarter. • Lower margin with the macroeconomic scenario. the downgrade of corporate market and lower cost of • Higher cost of credit due to clients and to the increase of • Lower operating expenses due to credit due to the downgrade the increase in provisions provisions for loan losses due higher personnel expenses and of corporate clients in the due to the macroeconomic to macroeconomic variable compensation in the previous quarter. scenario. scenario. previous quarter. 30 Itaú Unibanco Holding S.A.

Additional Information Management Discussion & Analysis and Complete Financial Statements Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Market Consensus (ITUB4) Our capital stock is comprised of common Market Capitalization shares (ITUB3) and non-voting shares R$228 billion US$44 billion (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the Buy 06 Hold 08 Sell 01 as depositary receipts - ADRs - on the NYSE non-voting share on the last trading day in the period. (New York Stock Exchange). Source: Thomson Reuters Corporate Structure Chart and Free Float Participation Non Voting Shares Egydio de Souza Moreira Salles Family Strengths of our structure Free Float* Free Float Aranha Family 100.00% Total Foreigners Brazilian Investors in NYSE • Family controlling ownership ensuring in B3 36.73% ON 63.27% ON 81.83% PN 18.17% PN Cia. E. Johnston de a long-term view 66.33% Total 33.67% Total 4.8 bn Participações (number of shares) • Professional management team 50.00% ON Foreigners 33.47% Total in B3 • Broad shareholder base 50.00% ON (52.95% of our shares in free float) 100.00% PN Itaúsa IUPAR Free Float* 66.53% Total 7.76% ON 39.21% ON 51.71% ON • Strong corporate governance 99.59% PN 0.004% PN 26.27% Total 52.95% Total 19.91% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and volume (PN shares) (ON shares) (ADR) Closing price at 03/31/2020 23.09 22.08 4.49 Maximum price in the quarter 38.24 32.79 9.41 Average price in the quarter 31.18 28.07 7.04 Minimum price in the quarter 20.00 19.46 3.83 Closing price at 12/30/2019 37.10 32.03 9.15 Closing price at 03/31/2019 34.43 29.85 8.81 Change in 1Q20 -37.8% -31.1% -50.9% Change in the last 12 months -32.9% -26.0% -49.0% Average daily trading volume in 1Q20 - million 1142.4 37.9 216.0 Average daily trading financial volume in 12 months - million 808.5 20.3 169.6 Shareholder base and indicators 03/31/20 12/31/19 03/31/19 Number of shares - million 9,804 9,804 9 ,804 Common shares (ON) - million 4 ,958 4,958 4 ,958 Non-voting shares (PN) - million 4 ,846 4 ,846 4,846 Treasury shares - million 41 .9 58.5 6 1.3 Number of outstanding shares - million 9 ,762 9,746 9 ,743 Recurring Net Income per share in the quarter (R$) 0.40 0 .75 0.71 Net Income per share in the quarter (R$) 0 .35 0 .77 0 .69 Book value per share (R$) 1 2.66 1 3.54 12.30 Price/Earnings (P/E) ¹ 9.66 1 3.59 1 3.17 Price/Book value (P/B) ² 1.82 2 .74 2 .80 (1) (2) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 32 Management Discussion & Analysis Itaú Unibanco Shares Itaú Unibanco Shares Market Consensus (ITUB4) Our capital stock is comprised of common Market Capitalization shares (ITUB3) and non-voting shares R$228 billion US$44 billion (ITUB4), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the Buy 06 Hold 08 Sell 01 as depositary receipts - ADRs - on the NYSE non-voting share on the last trading day in the period. (New York Stock Exchange). Source: Thomson Reuters Corporate Structure Chart and Free Float Participation Non Voting Shares Egydio de Souza Moreira Salles Family Strengths of our structure Free Float* Free Float Aranha Family 100.00% Total Foreigners Brazilian Investors in NYSE • Family controlling ownership ensuring in B3 36.73% ON 63.27% ON 81.83% PN 18.17% PN Cia. E. Johnston de a long-term view 66.33% Total 33.67% Total 4.8 bn Participações (number of shares) • Professional management team 50.00% ON Foreigners 33.47% Total in B3 • Broad shareholder base 50.00% ON (52.95% of our shares in free float) 100.00% PN Itaúsa IUPAR Free Float* 66.53% Total 7.76% ON 39.21% ON 51.71% ON • Strong corporate governance 99.59% PN 0.004% PN 26.27% Total 52.95% Total 19.91% Total Itaú Unibanco Holding S.A. Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares. Performance in the Capital Market (R$) (R$) (US$) ITUB4 ITUB3 ITUB Price and volume (PN shares) (ON shares) (ADR) Closing price at 03/31/2020 23.09 22.08 4.49 Maximum price in the quarter 38.24 32.79 9.41 Average price in the quarter 31.18 28.07 7.04 Minimum price in the quarter 20.00 19.46 3.83 Closing price at 12/30/2019 37.10 32.03 9.15 Closing price at 03/31/2019 34.43 29.85 8.81 Change in 1Q20 -37.8% -31.1% -50.9% Change in the last 12 months -32.9% -26.0% -49.0% Average daily trading volume in 1Q20 - million 1142.4 37.9 216.0 Average daily trading financial volume in 12 months - million 808.5 20.3 169.6 Shareholder base and indicators 03/31/20 12/31/19 03/31/19 Number of shares - million 9,804 9,804 9 ,804 Common shares (ON) - million 4 ,958 4,958 4 ,958 Non-voting shares (PN) - million 4 ,846 4 ,846 4,846 Treasury shares - million 41 .9 58.5 6 1.3 Number of outstanding shares - million 9 ,762 9,746 9 ,743 Recurring Net Income per share in the quarter (R$) 0.40 0 .75 0.71 Net Income per share in the quarter (R$) 0 .35 0 .77 0 .69 Book value per share (R$) 1 2.66 1 3.54 12.30 Price/Earnings (P/E) ¹ 9.66 1 3.59 1 3.17 Price/Book value (P/B) ² 1.82 2 .74 2 .80 (1) (2) Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; Closing price of non-voting shares at end of the period/Book value per share at end of the period. Itaú Unibanco Holding S.A. 32

Management Discussion & Analysis | Glossary

Itaú

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Return on Average Equity – Annualized
Obtained by dividing Recurring Net Income by Average Stockholders' Equity. The resulting quotient is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends proposed after the balance sheet closing dates, which have not yet been approved in annual stockholders' or Board meetings.

Recurring Return on Average Assets – Annualized
Obtained by dividing Recurring Net Income by Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations more than 90 days overdue.

Efficiency Ratio
Obtained by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, Cofins and Other Taxes).

Recurring Net Income per Share
Calculated based on the weighted average number of outstanding shares for the period and includes stock splits when they take place.

Dividends and Interest on Own Capital net of Taxes
Corresponds to the distribution of part of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price of the non-voting share on the last trading day in the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of Result from Loan Losses, Impairment and Discounts Granted.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, which is the difference between the amount received in loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the Selic interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes credit and private securities portfolio net of loans more than 60 days overdue, while the balances do not include the effect of the average exchange rate variation in the periods.

Asset spreads
Spreads variation on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. The quotient of this division is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of non-performing loans over 90 days by total loan portfolio. Loans more than 90 days overdue include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became overdue for more than 90 days in the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average Loan Portfolio of the last two quarters.

Itaú Unibanco Holding S.A.

33

Management Discussion & Analysis | Glossary

Itaú

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the amount of the financing to the value of the real estate property.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowings and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of perpetual nature, which meet eligibility requirements

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portion related to credit risk exposures (RWA_{CPAD}), to the market risk capital requirement (RWA_{MINT}) and to the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Banking
Consists of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bonds products, and acquiring services, among others.

Wholesale Banking
Consists of the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking) and to middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the result from the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity at the last date of the period by the number of outstanding shares.

Itaú Unibanco Holding S.A.

34

Itaú Unibanco Holding S.A. 35 Itaú Unibanco Holding S.A. 35

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Complete Financial Statements March 31, 2020 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Complete Financial Statements March 31, 2020 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

Management Report
1Q20

Composition of Recurring Net Income **by business**

in millions of Reais


Credit
40
134
Capital Surplus & Trading
3,912
Total
3,738
Services & Insurance

Recurring **Net Income** R$3.9 billions

Recurring **ROE** 12.8%

Efficiency **Ratio%**


45.9%
46.3%
44.4%
1Q18
1Q19
1Q20

Donations to fight **COVID-19**

R$ 1.25 billion

Number of **Shareholders**

in thousands


123
206
349
1Q18
1TQ9
1Q20

Credit **Portfolio**[1]

in billions of Reais


601.1
+7.7%
647.1
+18.9%
769.2
191.4
63.0
196.7
150.0
215.6
79.2
185.6
166.7
238.1
104.5
231.1
195.6
Individuals
Very Small, Small and Middle Market Companies
Large Companies
Latin America
1Q18
1Q19
1Q20

(1)) Includes financial guarantees provided and corporate securities.

Commissions **and Fees**

R$9.5 billion
Total

+5.2%
Credit and debit cards (issued)

+48.6%
Asset Management

+148.1%
Economic and financial advisory and brokerage

Dear reader, The COVID-19 pandemic has brought a new source of uncertainty to global economic activity. We are experiencing a serious crisis of an unprecedented nature in the last hundred years, and its social and economic consequences are already affecting the lives of everyone, both population and companies. Authorities around the world have taken restrictive measures to contain the spread of the disease. These restrictions have had a profound impact on the economy, since the predominant portion of economic activity assumes that people move around and meet. Although the uncertainties surrounding the duration of the restrictions make it difficult to quantify these impacts, several indicators of economic activity are now showing signs of weakening in consumer goods and services. In Brazil, as well as in other countries around the world, measures have been announced to stimulate the economy and credit, including the continuity of the cycle of cuts in the SELIC rate supported by the low level of inflation. In the banking industry, the regulator has adopted measures to ensure that the system remains liquid, stable, and capitalized while offering special conditions so that the segments most affected by the crisis can renegotiate their debts. It was impossible to predict this crisis, much less so its magnitude. Since the early days of the pandemic, protecting our employees, clients, suppliers and society has been our absolute priority. The transformation we have undergone in recent years has encompassed continuous investment in the development of personnel and technology, both in how the bank is managed, and in customer service, which has enabled us to be better prepared for moments of crisis. We have established three approaches to dealing with the impacts of COVID-19: 1. To search for the best solutions in order to serve our customers in the best way possible. • We announced a timely extension of 60 days to installment payments of up-to-date loans, maintaining the original interest rate of the contract. In April, we extended the term for extending loan and financing installments by up to 120 days for individuals and up to 180 days for small and middle market companies. In addition, loan agreement terms can also be extended up to 6 years for individuals and up to 5 years for small and middle market companies, thus reducing the value of monthly installments and keeping the same interest rates. Within this period, approximately 850 thousand contracts have already been renegotiated. • We have also made available additional Rede card machines to clients for 60 days. In addition, we have strengthened our commitment to anticipate by two days, free of charge, single-installment sales on credit cards using Rede bankcard machines. Since December 2019, this condition has been available to those without accounts at Itaú Unibanco with annual billings of up to R$ 30 million. • In a partnership between Rede and iFood, the period for transferring to commercial establishments the amounts paid using the app has been reduced from 30 to 7 days. This measure aims to mitigate the effects of the crisis on the cash flow of bars and restaurants. • We have transferred the full benefit of the cut in the base rate to personal and working capital loans. • We have adhered to the emergency fund to finance the payrolls of companies with annual invoicing of up to R$ 10 million. The credit line is 85% funded by the National Treasury, operated via the BNDES and 15% by the banks themselves, who are responsible for transferring the proceeds to their clients. Borrowers will have a six-month grace period, with repayment in up to 36 monthly installments, at an interest rate equivalent to the CDI rate, that is, with no spread being charged. 3 9Dear reader, The COVID-19 pandemic has brought a new source of uncertainty to global economic activity. We are experiencing a serious crisis of an unprecedented nature in the last hundred years, and its social and economic consequences are already affecting the lives of everyone, both population and companies. Authorities around the world have taken restrictive measures to contain the spread of the disease. These restrictions have had a profound impact on the economy, since the predominant portion of economic activity assumes that people move around and meet. Although the uncertainties surrounding the duration of the restrictions make it difficult to quantify these impacts, several indicators of economic activity are now showing signs of weakening in consumer goods and services. In Brazil, as well as in other countries around the world, measures have been announced to stimulate the economy and credit, including the continuity of the cycle of cuts in the SELIC rate supported by the low level of inflation. In the banking industry, the regulator has adopted measures to ensure that the system remains liquid, stable, and capitalized while offering special conditions so that the segments most affected by the crisis can renegotiate their debts. It was impossible to predict this crisis, much less so its magnitude. Since the early days of the pandemic, protecting our employees, clients, suppliers and society has been our absolute priority. The transformation we have undergone in recent years has encompassed continuous investment in the development of personnel and technology, both in how the bank is managed, and in customer service, which has enabled us to be better prepared for moments of crisis. We have established three approaches to dealing with the impacts of COVID-19: 1. To search for the best solutions in order to serve our customers in the best way possible. • We announced a timely extension of 60 days to installment payments of up-to-date loans, maintaining the original interest rate of the contract. In April, we extended the term for extending loan and financing installments by up to 120 days for individuals and up to 180 days for small and middle market companies. In addition, loan agreement terms can also be extended up to 6 years for individuals and up to 5 years for small and middle market companies, thus reducing the value of monthly installments and keeping the same interest rates. Within this period, approximately 850 thousand contracts have already been renegotiated. • We have also made available additional Rede card machines to clients for 60 days. In addition, we have strengthened our commitment to anticipate by two days, free of charge, single-installment sales on credit cards using Rede bankcard machines. Since December 2019, this condition has been available to those without accounts at Itaú Unibanco with annual billings of up to R$ 30 million. • In a partnership between Rede and iFood, the period for transferring to commercial establishments the amounts paid using the app has been reduced from 30 to 7 days. This measure aims to mitigate the effects of the crisis on the cash flow of bars and restaurants. • We have transferred the full benefit of the cut in the base rate to personal and working capital loans. • We have adhered to the emergency fund to finance the payrolls of companies with annual invoicing of up to R$ 10 million. The credit line is 85% funded by the National Treasury, operated via the BNDES and 15% by the banks themselves, who are responsible for transferring the proceeds to their clients. Borrowers will have a six-month grace period, with repayment in up to 36 monthly installments, at an interest rate equivalent to the CDI rate, that is, with no spread being charged. 3 9

- We have encouraged the use of digital channels in order to reduce the movement of people in the branches. We have developed new self-service functionalities that reduce the need for clients to travel. In March 2020, we had the largest monthly volume of accesses to our digital channels, reaching 12.9 million people, representing an increase of 12% in 12 months. Even with this significant increase in the period, 99.8% of clients experienced no impact in the main functionalities, demonstrating the robust nature and stability of our infrastructure.

Expansion of services digitally provided

New menu of digital services for cards

INSS*

Payment of INSS pensioners using the 24h network

Recovery of card passwords on the apps

Check deposits using Itaú app


Feb/20
Mar/20

+70% usage of the check deposit functionality on the app

14 thousand deposits/day

(*) Retirees and Social Security

Growth in the share of digital channels

Account openings	Time deposits and fixed	Working capital loans	Personal loans
^ 32%	^ 47%	^ 34%	^ 42%

(Mar/20 vs. Feb/20)

- We have intensified communication with our clients through up-to-date bulletins about the availability of branches and step-by-step guides on how to use digital channels, while offering appropriate products and services for the times we are living, virtual meetings with clients and daily notifications on social networks through live sessions and podcasts.


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- In our branches we have adopted prevention protocols with proper distancing between employees and clients, reduced business hours to adjust the movement of clients, and have established exclusive banking hours for retirees and social security (INSS) beneficiaries.

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2. To keep operating normally under abnormal conditions. The executive committee has established an intensified crisis management agenda responsible for monitoring the pandemic and its impacts, as well as the deliberations and positioning adopted by the institution. Each matter is discussed 1 by the members of the executive committee, the executive directors and in the business war rooms . Executive Committee agenda Check Point of Executive Committee + 7 executive directors Institutional Crisis Management Committee and Check Point of Risks Febraban and Retail War Rooms and Wholesale Committee People, Legal, Marketing, IT, CRM and Service channels War Rooms (1) War rooms are spaces dedicated to planning and execution of certain issues. • We have reduced the number of physical customer service personnel and increased the spacing between people at the service hubs in order to reduce the movement of people and the possibilities of contagion. • We have reduced the movement of people at the administrative hubs by 94%, and they are now working from home. • From the second half of March to April 29, 2020, up to 95% of our employees from the central administration, call centers and digital branches were working remotely from home. Infrastructure capable of supporting our operations in a remote environment Calls Call + 1,526% + 1,383% Calls Teleconferences Teleconferences Meetings Mar-1 04/mar 07/mar 10/mar 13/mar 16/mar 19/mar Mar-22 Our ability to adapt to the crisis is the result not only of our investments in technology, which enables virtual interaction, but also our investments in a flexible work environment, like home offices, the integrated communities between different areas of the bank and new layouts at the administrative centers to enhance employee mobility. 3. To ensure the well-being of our employees “People are everything to us”. True to this motto, we are acting to reduce the effects of the crisis and to ensure our employees’ health and safety. • We have encouraged employees in the risk group to come forward, while those who cannot work from home have been given vacations. • To support those who may incur extra expenses on account of the current crisis, we have decided to pay in advance the 13th salary on April’s payroll. • We have set up a process of communication and transparency with our employees through e-mails, the in-house employee portal and weekly videos recorded by our President and CEO Candido Bracher, conveying the latest developments involving COVID-19. • We have suspended dismissals during the crisis period, except in cases of serious breaches of ethics. • In the branches, we now provide masks to all our employees in contact with the public, installed Plexiglass screens and reviewed our cleaning protocols. 412. To keep operating normally under abnormal conditions. The executive committee has established an intensified crisis management agenda responsible for monitoring the pandemic and its impacts, as well as the deliberations and positioning adopted by the institution. Each matter is discussed 1 by the members of the executive committee, the executive directors and in the business war rooms . Executive Committee agenda Check Point of Executive Committee + 7 executive directors Institutional Crisis Management Committee and Check Point of Risks Febraban and Retail War Rooms and Wholesale Committee People, Legal, Marketing, IT, CRM and Service channels War Rooms (1) War rooms are spaces dedicated to planning and execution of certain issues. • We have reduced the number of physical customer service personnel and increased the spacing between people at the service hubs in order to reduce the movement of people and the possibilities of contagion. • We have reduced the movement of people at the administrative hubs by 94%, and they are now working from home. • From the second half of March to April 29, 2020, up to 95% of our employees from the central administration, call centers and digital branches were working remotely from home. Infrastructure capable of supporting our operations in a remote environment Calls Call + 1,526% + 1,383% Calls Teleconferences Teleconferences Meetings Mar-1 04/mar 07/mar 10/mar 13/mar 16/mar 19/mar Mar-22 Our ability to adapt to the crisis is the result not only of our investments in technology, which enables virtual interaction, but also our investments in a flexible work environment, like home offices, the integrated communities between different areas of the bank and new layouts at the administrative centers to enhance employee mobility. 3. To ensure the well-being of our employees “People are everything to us”. True to this motto, we are acting to reduce the effects of the crisis and to ensure our employees’ health and safety. • We have encouraged employees in the risk group to come forward, while those who cannot work from home have been given vacations. • To support those who may incur extra expenses on account of the current crisis, we have decided to pay in advance the 13th salary on April’s payroll. • We have set up a process of communication and transparency with our employees through e-mails, the in-house employee portal and weekly videos recorded by our President and CEO Candido Bracher, conveying the latest developments involving COVID-19. • We have suspended dismissals during the crisis period, except in cases of serious breaches of ethics. • In the branches, we now provide masks to all our employees in contact with the public, installed Plexiglass screens and reviewed our cleaning protocols. 41

The following tables present the main indicators comprising our result: In R$ billions 1Q20 1Q19 Variation Income Information 1 Operating Revenues 29.2 28.2 3.5% Managerial Financial Margin 17.8 17.7 0.8% Financial Margin with Clients 17.0 16.4 3.8% Financial Margin with the Market 0.8 1.2 -38.9% Commissions and Fees 9.5 8.6 10.4% Revenues from Insurance, Pension Plans and Premium Bonds operations before 1.9 1.9 -1.6% Retained Claims and Selling Expenses Cost of Credit (10.1) (3.8) 165.2% Non-Interest Expenses (12.1) (12.1) -0.8% Recurring Net Income 3.9 6.9 -43.1% Net Income 3.4 6.7 -49.3% Recurring Return on 12.8% 23.6% -1,080 bps. 2 Annualized Average Equity 1Q20 1Q19 Variation Balance Sheet Information Total Assets 1,982.5 1,651.4 20.0% 3 Tot a l L o a n P o r t f o l i o 769.2 647.1 18.9% NPL Ratio (90 days) 3.1% 3.0% 10 bps Tier 1 Capital - BIS III 12.0% 14.6% 1Q20 1Q19 Variation Shares Weighted Average Number of Outstanding Shares - in millions 9,751 9,729 0.2% Net Income per Share - Basic - R$ 0.35 0.69 -49.3% Book Value per Share R$ ( Outstanding on 03/31) 12.66 12.30 2.9% 1Q20 1Q19 Variation (1) Fonte: Banco Central do Brasil Other Information Branches 4,501 4,934 -8.8% Physical and Client Service Branches (CSBs) 4,305 4,739 -9.2% Digital 196 195 0.5% Employees - in thousands 95.3 99.7 -4.4% Brazil 82.1 86.2 -4.8% Abroad 13.2 13.5 -2.1% (1) Operating Revenues are the sum of the Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plans and Premium Bonds, before the Retained Claims and Sales Expenses; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate; (3) Total Loan Portfolio includes Financial Guarantees Provided and Corporate Securities. 42 -260 bpsThe following tables present the main indicators comprising our result: In R$ billions 1Q20 1Q19 Variation Income Information 1 Operating Revenues 29.2 28.2 3.5% Managerial Financial Margin 17.8 17.7 0.8% Financial Margin with Clients 17.0 16.4 3.8% Financial Margin with the Market 0.8 1.2 -38.9% Commissions and Fees 9.5 8.6 10.4% Revenues from Insurance, Pension Plans and Premium Bonds operations before 1.9 1.9 -1.6% Retained Claims and Selling Expenses Cost of Credit (10.1) (3.8) 165.2% Non-Interest Expenses (12.1) (12.1) -0.8% Recurring Net Income 3.9 6.9 -43.1% Net Income 3.4 6.7 -49.3% Recurring Return on 12.8% 23.6% -1,080 bps. 2 Annualized Average Equity 1Q20 1Q19 Variation Balance Sheet Information Total Assets 1,982.5 1,651.4 20.0% 3 Tot a l L o a n P o r t f o l i o 769.2 647.1 18.9% NPL Ratio (90 days) 3.1% 3.0% 10 bps Tier 1 Capital - BIS III 12.0% 14.6% 1Q20 1Q19 Variation Shares Weighted Average Number of Outstanding Shares - in millions 9,751 9,729 0.2% Net Income per Share - Basic - R$ 0.35 0.69 -49.3% Book Value per Share R$ ( Outstanding on 03/31) 12.66 12.30 2.9% 1Q20 1Q19 Variation (1) Fonte: Banco Central do Brasil Other Information Branches 4,501 4,934 -8.8% Physical and Client Service Branches (CSBs) 4,305 4,739 -9.2% Digital 196 195 0.5% Employees - in thousands 95.3 99.7 -4.4% Brazil 82.1 86.2 -4.8% Abroad 13.2 13.5 -2.1% (1) Operating Revenues are the sum of the Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plans and Premium Bonds, before the Retained Claims and Sales Expenses; (2) The return is calculated by dividing the Recurring Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate; (3) Total Loan Portfolio includes Financial Guarantees Provided and Corporate Securities. 42 -260 bps

Results and Capital Management The percentages of increase or decrease in this section refer to the comparison of the first three months of 2020 against the same period in 2019, except when otherwise indicated. As of March 11, 2020, the date on which the World Health Organization declared the COVID 19 pandemic, measures of social isolation and restriction of activities in Brazil and worldwide have intensified. Given this context, we list the main impacts of the COVID-19 pandemic on our operations and results: 1. An increase in loan and financing operations. Below we present the growth in our loan portfolio in comparison to December 2019 in the main segments: • 10.4% in individuals, highlighting the 9.7% growth in credit cards and 20.0% in personal loan; • 31.9% in very small, small and middle market companies in Brazil; • 24.5% in large companies in Brazil; • 17.3% in operations in Latin America, mainly impacted by the exchange rate variation; • Total loan portfolio: 18.9%. There was a growth in credit origination across practically all segments in comparison to the 1st quarter of 2019. In Brazil, there was a total growth of 36.5% in the origination, of which: • 8.8% for individuals; • 22.3% for very small, small and middle market companies; • 71.9% for large companies. Such factors favored the 3.8 % growth in the financial margin with clients. The increase in credit portfolios was partially offset by lower spreads on credit products and the impact of the decrease in interest rates on own working capital and liabilities margin. 2. An increase in renegotiation requests and the extension of terms for credit operations: As previously mentioned, we announced the extension to installments payments of up-to-date loans as part of the solutions to serve our clients in this delicate moment. Our renegotiation balance grew 12.9% in the quarter when compared to December 2019. Renegotiated Loans (in billions of Reais) 31.7 28.1 Dec/19 Mar/20 43Results and Capital Management The percentages of increase or decrease in this section refer to the comparison of the first three months of 2020 against the same period in 2019, except when otherwise indicated. As of March 11, 2020, the date on which the World Health Organization declared the COVID 19 pandemic, measures of social isolation and restriction of activities in Brazil and worldwide have intensified. Given this context, we list the main impacts of the COVID-19 pandemic on our operations and results: 1. An increase in loan and financing operations. Below we present the growth in our loan portfolio in comparison to December 2019 in the main segments: • 10.4% in individuals, highlighting the 9.7% growth in credit cards and 20.0% in personal loan; • 31.9% in very small, small and middle market companies in Brazil; • 24.5% in large companies in Brazil; • 17.3% in operations in Latin America, mainly impacted by the exchange rate variation; • Total loan portfolio: 18.9%. There was a growth in credit origination across practically all segments in comparison to the 1st quarter of 2019. In Brazil, there was a total growth of 36.5% in the origination, of which: • 8.8% for individuals; • 22.3% for very small, small and middle market companies; • 71.9% for large companies. Such factors favored the 3.8 % growth in the financial margin with clients. The increase in credit portfolios was partially offset by lower spreads on credit products and the impact of the decrease in interest rates on own working capital and liabilities margin. 2. An increase in renegotiation requests and the extension of terms for credit operations: As previously mentioned, we announced the extension to installments payments of up-to-date loans as part of the solutions to serve our clients in this delicate moment. Our renegotiation balance grew 12.9% in the quarter when compared to December 2019. Renegotiated Loans (in billions of Reais) 31.7 28.1 Dec/19 Mar/20 43

3. Impacts on the pricing of financial instruments due to the high volatility in the markets, resulting in a 38.9% reduction in our financial margin with the market. The financial margin with clients and the financial margin with the market comprise our managerial financial margin, which registered an increase of 0.8% in the period. The growth of 8.2% in revenues from commissions and fees and insurance was primarily due to the following increases: • 48.6% in fund management as a result of the 12.4% increase in the balance of assets under administration and higher performance fees income; • 148.1% in financial economic advisory and brokerage as a result of greater activity in the capital market in the first two months of 2020. In the local fixed income sector, we participated in operations with debentures, promissory notes and securitization, having distributed R$ 1,877 million until March 2020. In the case of variable income business, we undertook 6 transactions in South America, totaling US$ 403 million. Regarding mergers and acquisitions, we provided financial advisory to 13 operations in South America, totaling US$ 724 million; and • 6,2% in current account services due to the increase in the current account holders and to the higher number of payment transactions, although this result is partially offset by the greater number of exemptions in current account types. The result was partially offset by the 33.4% reduction in revenues from acquiring activities, given the lower revenues from the Merchant Discount Rate - MDR , prepayment rates and machines rental. As of the second half of March 2020, there was a reduction in the transaction amount due to measures of social distance. 4. Impacts on the provision for loan losses and impairment of financial assets: The cost of credit increased 165.2% in relation to the same period in 2019, mainly due to the increase in the provision for loan losses. This increase is related to the increase in expected loss resulting from the change in the macroeconomic scenario and the financial perspectives of individuals and companies from the second half of March 2020. The non-interest expenses decreased 0.8% in the first quarter of 2020 compared to the same period in 2019. Some events had a positive impact on our expenses such as the closing of brick and mortar branches, resulting in a reduction in fixed costs and, naturally, also in the total number of employees - which also had a reduction as a result of the voluntary severance program carried out in the third quarter of 2019. In addition, there was a reduction in expenses with profit sharing, data processing and telecommunication. In the first quarter of 2020, our recurring net income reached R$ 3.9 billion with a recurring return on average equity of 12.8%. 5. An increase in funding. Customer funding increased 28.2% in comparison to December 2019, mainly due to: (i) time deposits, which increased 41.4%; (ii) demand deposits, which increased 36.1%; (iii) savings deposits, which increased 9.5%. Such increases are associated with the positive flow of resources from both retail and wholesale, verified as of the second half of March 2020. 443. Impacts on the pricing of financial instruments due to the high volatility in the markets, resulting in a 38.9% reduction in our financial margin with the market. The financial margin with clients and the financial margin with the market comprise our managerial financial margin, which registered an increase of 0.8% in the period. The growth of 8.2% in revenues from commissions and fees and insurance was primarily due to the following increases: • 48.6% in fund management as a result of the 12.4% increase in the balance of assets under administration and higher performance fees income; • 148.1% in financial economic advisory and brokerage as a result of greater activity in the capital market in the first two months of 2020. In the local fixed income sector, we participated in operations with debentures, promissory notes and securitization, having distributed R$ 1,877 million until March 2020. In the case of variable income business, we undertook 6 transactions in South America, totaling US$ 403 million. Regarding mergers and acquisitions, we provided financial advisory to 13 operations in South America, totaling US$ 724 million; and • 6,2% in current account services due to the increase in the current account holders and to the higher number of payment transactions, although this result is partially offset by the greater number of exemptions in current account types. The result was partially offset by the 33.4% reduction in revenues from acquiring activities, given the lower revenues from the Merchant Discount Rate - MDR , prepayment rates and machines rental. As of the second half of March 2020, there was a reduction in the transaction amount due to measures of social distance. 4. Impacts on the provision for loan losses and impairment of financial assets: The cost of credit increased 165.2% in relation to the same period in 2019, mainly due to the increase in the provision for loan losses. This increase is related to the increase in expected loss resulting from the change in the macroeconomic scenario and the financial perspectives of individuals and companies from the second half of March 2020. The non-interest expenses decreased 0.8% in the first quarter of 2020 compared to the same period in 2019. Some events had a positive impact on our expenses such as the closing of brick and mortar branches, resulting in a reduction in fixed costs and, naturally, also in the total number of employees - which also had a reduction as a result of the voluntary severance program carried out in the third quarter of 2019. In addition, there was a reduction in expenses with profit sharing, data processing and telecommunication. In the first quarter of 2020, our recurring net income reached R$ 3.9 billion with a recurring return on average equity of 12.8%. 5. An increase in funding. Customer funding increased 28.2% in comparison to December 2019, mainly due to: (i) time deposits, which increased 41.4%; (ii) demand deposits, which increased 36.1%; (iii) savings deposits, which increased 9.5%. Such increases are associated with the positive flow of resources from both retail and wholesale, verified as of the second half of March 2020. 44

The Tier 1 Capital Ratio measures the ratios of the bank's capital and the risk level of its assets. Maintaining adequate levels aims to protect the institution in the event of severe stress. We present below the main events that impacted our ratio in the first quarter of 2020:

Tier 1 Capital Ratio



14.4%
1.3%
13.2%
Dec/19
-1.1%
Additional dividends and interest on own capital from 2019
0.3%
Net income and minimum required dividend
-0.2%
Securities mark to market
-0.7%
Tax Credit
-1.5%
Risk-Weighted Assets
0.3%
Foreign exchange variation in the AT1
0.4%
Additional Tier I Capital¹
12.0%
1.7%
10.3%
Mar/20
Common Equity Tier I (CET I)
Additional Tier 1 Capital (AT1)

(1) Level 1 additional capital issued in February 2020.

As of March 31, 2020, our Tier I Capital ratio reached 12.0%, comprising 10.3% of Common Equity Tier I and 1.7% of Additional Tier 1 Capital. The main factors which affected the index in the quarter were the growth in the Risk-Weighted Assets related to loan portfolio, mainly due to exchange rate variations and the growth of our credit portfolio.

Liquidity

- Cash and liquidity on adequate levels at this critical moment.
- Short and long-term liquidity indicators aligned with the bank's risk appetite.
- Positive flow of resources in Retail and Wholesale deposits
- Liquidity Coverage Ratio (LCR): 165.5% Regulatory minimum: 100%

Capital

- Solid capital base.
- Capital can absorb the worst case scenario: stress tests carried out constantly with pre-defined actions, if necessary.

In order to reduce the effects of the crisis, the regulator has taken measures aimed at guaranteeing liquidity and capitalization of banks at adequate levels.

Measures that increased the System's liquidity

Regulatory changes implemented and respective impacts on the Financial System (in R$)

Aditional Reserve Requirements release	68 bn
Agricultural Credit Bonds flexibilization	2.2 bn
Loan backed by guaranteed financial bills	670 bn
New Term Deposit with Special Guarantee	200 bn
Loan backed by debentures	91 bn
Aditional Reserve + Liquidity Coverage Ratio	135 bn
Repurchase operations of Brazilian sovereign bonds	50 bn
Reduction of the Conservation Additional of Main Capital*	Before 2.5% Now 1.25%

(*) Effective from April 2020

45

In the capital markets, we have noted an increase in our shareholder base, which attained 349,000 at the end of March 2020, representing an increase of 69% in relation to the same period of 2019. The diversification of our investors is important for the liquidity of our shares and reflects the increase in activity of the Brazilian capital markets. The following graph shows the daily financial trading volume of our shares, which have a significant participation in market indexes in Brazil and abroad.

Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 71% in the average daily trading volume since 2018.



+71%
B3 (Common+Preferred)
NYSE (ADR)
1,253
653
600
2018
1,388
744
644
2019
2,148
1,180
968
1Q20

Our shares ended the quarter quoted at R$ 23.09 (ITUB4 - preferred shares) and R$ 22.08 (ITUB3 - common shares). We present below the evolution of R$ 100 invested since the announcement of the merger between Itaú and Unibanco in October 2008.



405
288
246
239
196
Oct-08
Jun-09
Feb-10
Oct-10
Jun-11
Feb-12
Oct-12
Jun-13
Feb-14
Oct-14
Jun-15
Feb-16
Oct-16
Jun-17
Feb-18
Oct-18
Jun-19
Mar-20
ITUB4 adjusted for dividends
ITUB4 without adjustment for dividends
CDI rate
Ibovespa
US Dollar

2020 Annual and Extraordinary General Meeting

We held our Annual and Extraordinary Meeting of Shareholders on April 28. At the meeting, our shareholders voted on (i) the financial statements of December 31, 2019, approving the distribution of earnings for the year; (ii) the election of the members of the Board of Directors (BD) for the next annual term of office; (iii) the election of the members of the Fiscal Council (FC), which is a body independent from the management and which oversees the management and the accounts; (iv) the allocations designated for the global compensation of the executive board and the BD, as well as the compensation of the members of the FC; and (v) the amendment to the bylaws formalizing the possibility of taking out civil liability insurance or, in addition, undertaking an indemnity commitment in favor of the management and employees holding managerial positions or functions in the bank or its subsidiaries, as well as those formally appointed to managerial positions at other entities.

46

TODOS PELA SAUDE (ALL FOR HEALTH) - An alliance against Covid-19 On April 13, we announced the creation of the initiative Todos pela Saúde (All for Health), to be financed from a donation of R$ 1 billion and whose purpose is to fight COVID-19 and its effects on Brazilian society. A team of seven recognized specialists has been designated to define the actions to be financed with these funds. The “Todos pela Saúde” program will operate on four axis: > Informing: guidance for the population, such as the campaign to encourage the use of masks; > Protecting: testing for the population and healthcare professionals; > Caring: support for government agents at the state and large municipality level in structuring crisis cabinets; training and support for healthcare professionals; use of telemedicine; expansion of the capability and efficiency of the structures of benchmark hospitals; purchase and distribution of strategic inputs, in addition to the mobilization of equipment and human resources. > Resuming: collaboration in developing strategies aimed at the safest return to social activities, as well as programs for monitoring the high-risk population. As Brazil’s largest private bank, it rests with us to attenuate the effects of the COVID-19 pandemic and, at the same time, to support our clients and society at this sensitive time. We want to be part of the solution and we are determined to collaborate with the country in this fight against COVID-19. We have taken individual actions, in addition to those in partnership with other banks, in the search for solutions that serve society in this crisis scenario. • Previously, we had announced around R$ 250 million in donations, amounting to around R$ 1,25 billion. Among the projects that received the funds, worthy of note are: > R$ 10 million to Fundação Oswaldo Cruz (Fiocruz) to support the construction of a hospital in Rio de Janeiro; > R$ 1.5 million to expand the service capacity of the Moyses Deutsch Municipal Hospital (M'boi Mirim), in São Paulo; > R$ 8.5 million for the acquisition or respirators used in ambulances and hospitals; > R$ 200,000 for an open mechanical ventilator platform; > R$ 5 million in funds for the São Paulo Emergency Healthcare Fund, to equip the field hospitals at the Pacaembu stadium and the Anhembi convention center; 47TODOS PELA SAUDE (ALL FOR HEALTH) - An alliance against Covid-19 On April 13, we announced the creation of the initiative Todos pela Saúde (All for Health), to be financed from a donation of R$ 1 billion and whose purpose is to fight COVID-19 and its effects on Brazilian society. A team of seven recognized specialists has been designated to define the actions to be financed with these funds. The “Todos pela Saúde” program will operate on four axis: > Informing: guidance for the population, such as the campaign to encourage the use of masks; > Protecting: testing for the population and healthcare professionals; > Caring: support for government agents at the state and large municipality level in structuring crisis cabinets; training and support for healthcare professionals; use of telemedicine; expansion of the capability and efficiency of the structures of benchmark hospitals; purchase and distribution of strategic inputs, in addition to the mobilization of equipment and human resources. > Resuming: collaboration in developing strategies aimed at the safest return to social activities, as well as programs for monitoring the high-risk population. As Brazil’s largest private bank, it rests with us to attenuate the effects of the COVID-19 pandemic and, at the same time, to support our clients and society at this sensitive time. We want to be part of the solution and we are determined to collaborate with the country in this fight against COVID-19. We have taken individual actions, in addition to those in partnership with other banks, in the search for solutions that serve society in this crisis scenario. • Previously, we had announced around R$ 250 million in donations, amounting to around R$ 1,25 billion. Among the projects that received the funds, worthy of note are: > R$ 10 million to Fundação Oswaldo Cruz (Fiocruz) to support the construction of a hospital in Rio de Janeiro; > R$ 1.5 million to expand the service capacity of the Moyses Deutsch Municipal Hospital (M'boi Mirim), in São Paulo; > R$ 8.5 million for the acquisition or respirators used in ambulances and hospitals; > R$ 200,000 for an open mechanical ventilator platform; > R$ 5 million in funds for the São Paulo Emergency Healthcare Fund, to equip the field hospitals at the Pacaembu stadium and the Anhembi convention center; 47

Now is not the time to think about competition, but to join forces with our peers so that we all exit this crisis in a stronger position > Together with Bradesco and Santander, we have announced the donation of R$ 50 million to purchase approximately 15 million masks to be manufactured by small entrepreneurs within processes that will ensure compliance with safety and hygiene protocols; > Also, as part of the joint actions of Brazil’s three largest private banks, we have announced the donation of 5 million tests offered to the Ministry of Health for detecting COVID-19, as well as CT scanners and respirators. Acknowledgements We wish to thank our employees for their commitment and dedication that have enabled us to achieve sound results, and to our clients and shareholders for their interest and trust that inspire us to always do our best. (Approved at the Meeting of the Board of Directors on April 30, 2020). 48Now is not the time to think about competition, but to join forces with our peers so that we all exit this crisis in a stronger position > Together with Bradesco and Santander, we have announced the donation of R$ 50 million to purchase approximately 15 million masks to be manufactured by small entrepreneurs within processes that will ensure compliance with safety and hygiene protocols; > Also, as part of the joint actions of Brazil’s three largest private banks, we have announced the donation of 5 million tests offered to the Ministry of Health for detecting COVID-19, as well as CT scanners and respirators. Acknowledgements We wish to thank our employees for their commitment and dedication that have enabled us to achieve sound results, and to our clients and shareholders for their interest and trust that inspire us to always do our best. (Approved at the Meeting of the Board of Directors on April 30, 2020). 48

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to March 2020, we did not contract from the independent auditors and their related parties, non-external audit-related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: • January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$ 53.4 billion, representing 8.8 % of the total securities and derivative financial instruments in March 2020. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial accounting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period from January to March 2020, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information presented herein is available on the Investor Relations webite (IR) of Itaú Unibanco at: www.itau.com.br/investor-relations > Results Center. 49Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to March 2020, we did not contract from the independent auditors and their related parties, non-external audit-related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: • January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Central Bank – Circular No. 3.068/01 We warrant having the financial capacity and the intention to hold until maturity securities classified in the category “Held until maturity”, amounting to R$ 53.4 billion, representing 8.8 % of the total securities and derivative financial instruments in March 2020. International Financial Reporting Standards (IFRS) We are disclosing the full accounting statements in accordance with the international financial accounting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period from January to March 2020, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Insurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB). The information presented herein is available on the Investor Relations webite (IR) of Itaú Unibanco at: www.itau.com.br/investor-relations > Results Center. 49

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Eduardo Azevedo do Valle

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210058/O-3

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Senior Vice Presidents ("Diretores Gerais")

Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers

Alexsandro Broedel Lopes (*)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco

(*) Group Executive Finance Director and Head of Investor Relations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 50

ITAÚ UNIBANCO S.A.

Senior Vice President ("Diretores Gerais")
Caio Ibrahim David
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Claudia Politanski
Milton Maluhy Filho

Executive Officers
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Christian George Egan
Fernando Barçante Tostes Malta
Flávio Augusto Aguiar de Souza
João Marcos Pequeno de Biase
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes de Sá Drumond Pardo
Andre Balestrin Cestare
André Henrique Caldeira Daré
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cesar Padovan
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte

Officers (continued)
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Estefan Ventura
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fábio Napoli
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Kontopp de Oliveira
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Guilhermo Luiz Bressane Gomes
Gustavo Trovisco Lopes
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Livia Martines Chanes (*)
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Márcio Luís Domingues da Silva
Marco Antonio Sudano
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Oderval Esteves Duarte Filho
Pedro Barros Barreto Fernandes
Renata Cristina de Oliveira
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luís Rosa Couto
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner
Wagner Bettini Sanches

(*) On April 6, 2020, Mrs. Livia Martines Chanes, presented her letter of resignation to the position of member of the Company's Directors.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 51

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In millions of Reais)

Assets	Note	03/31/2020	12/31/2019
Current assets		**1,390,667**	**1,220,457**
Cash and cash equivalents		**71,881**	**62,152**
Interbank investments	**3b and 4**	**277,042**	**196,909**
Money market		233,426	169,332
Money market – Assets Guaranteeing Technical Provisions	8b	1,504	1,066
Interbank deposits		42,112	26,511
Securities and derivative financial instruments	**3c, 3d and 5**	**402,676**	**363,880**
Own portfolio		128,296	85,505
Subject to repurchase commitments		17,622	35,468
Pledged in guarantee		5,968	7,893
Securities under resale agreements with free movement		4,005	3,628
Deposited with the Central Bank of Brazil		5,673	3,572
Derivative financial instruments		37,374	17,764
Assets guaranteeing technical provisions	8b	203,738	210,050
Interbank accounts		**107,440**	**135,116**
Pending settlement		39,184	43,466
Central Bank of Brazil deposits		67,772	91,248
National Housing System (SFH)		-	4
Correspondents		22	41
Interbank onlending		462	357
Interbranch accounts		**277**	**373**
Loan, lease and other credit operations	**6**	**343,748**	**313,282**
Operations with credit granting characteristics	3e	365,523	333,017
(Provision for Loan Losses)	3f	(21,775)	(19,735)
Other receivables - Sundry	**10a**	**185,728**	**146,254**
Other assets	**3g**	**1,875**	**2,491**
Assets held for sale		1,263	1,220
(Valuation allowance)		(666)	(642)
Unearned reinsurance premiums		10	6
Prepaid expenses	3g and 10c	1,268	1,907
Long term receivables		**554,232**	**481,665**
Interbank investments	**3b and 4**	**5,523**	**3,668**
Money market		34	162
Interbank deposits		5,489	3,506
Securities and derivative financial instruments	**3c, 3d and 5**	**203,309**	**181,406**
Own portfolio		86,070	93,082
Subject to repurchase commitments		29,346	34,240
Pledged in guarantee		5,910	2,771
Securities under resale agreements with free movement		26,831	16,589
Deposited with the Central Bank of Brazil		792	591
Derivative financial instruments		44,263	23,912
Assets guaranteeing technical provisions	8b	10,097	10,221
Interbank accounts		**17**	**9**
Pending settlement		12	9
National Housing System (SFH)		5	-
Loan, lease and other credit operations	**6**	**249,711**	**230,847**
Operations with credit granting characteristics	3e	274,176	250,000
(Provision for Loan Losses)	3f	(24,465)	(19,153)
Other receivables		**94,057**	**64,697**
Deferred tax assets	11b I	64,612	45,933
Sundry	10a	29,445	18,764
Other assets - Prepaid expenses	**3g and 10c**	**1,615**	**1,038**
Permanent assets		**37,599**	**36,591**
Investments	**3h**	**15,998**	**15,853**
Investments in associates and joint ventures		15,714	15,577
Other investments		496	485
(Allowance for losses)		(212)	(209)
Real estate in use	**3i and 13**	**6,355**	**6,412**
Fixe assets for use		4,271	4,301
Other fixed assets		14,678	14,153
(Accumulated depreciation)		(12,594)	(12,042)
Goodwill and Intangible assets	**3j, 3k and 14**	**15,246**	**14,326**
Goodwill		1,179	925
Intangible assets		28,038	25,876
(Accumulated amortization)		(13,971)	(12,475)
Total assets		**1,982,498**	**1,738,713**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 52

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In millions of Reais)

Liabilities and stockholders' equity	Note	03/31/2020	12/31/2019
Current liabilities		**1,101,105**	**954,996**
Deposits	**3b and 7b**	**394,089**	**334,197**
Demand deposits		101,711	82,306
Savings deposits		149,600	144,558
Interbank deposits		3,727	2,866
Time deposits		139,036	104,458
Other deposits		15	9
Deposits received under securities repurchase agreements	**3b and 7c**	**261,323**	**237,131**
Own portfolio		57,013	72,303
Third-party portfolio		193,034	148,021
Free portfolio		11,276	16,807
Funds from acceptances and issuance of securities	**3b and 7d**	**45,211**	**51,352**
Real estate, mortgage, credit and similar notes		37,658	41,567
Foreign loans through securities		7,083	9,210
Funding from structured operations certificates		470	575
Interbank accounts		**45,411**	**48,771**
Pending settlement		44,168	48,061
Correspondents		1,243	710
Interbranch accounts		**6,665**	**5,408**
Third-party funds in transit		6,490	5,294
Internal transfer of funds		175	114
Borrowing and onlending	**3b and 7e**	**81,621**	**63,796**
Borrowing		78,169	59,932
Onlending		3,452	3,864
Derivative financial instruments	**3d and 5f**	**42,647**	**18,825**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**2,763**	**3,068**
Other liabilities		**221,375**	**192,448**
Subordinated debt	7f	11,806	4,099
Sundry	10d	209,569	188,349
Long term liabilities		**742,842**	**638,171**
Deposits	**3b and 7b**	**212,661**	**172,863**
Interbank deposits		993	155
Time deposits		211,668	172,708
Deposits received under securities repurchase agreements	**3b and 7c**	**52,217**	**32,707**
Own portfolio		1,665	2,696
Free portfolio		50,552	30,011
Funds from acceptances and issuance of securities	**3b and 7d**	**108,935**	**92,217**
Real estate, mortgage, credit and similar notes		55,778	57,026
Foreign loans through securities		52,465	34,656
Funding from structured operations certificates		692	535
Borrowing and onlending	**3b and 7e**	**13,288**	**12,597**
Borrowing		6,092	4,813
Onlending		7,196	7,784
Derivative financial instruments	**3d and 5f**	**45,262**	**28,990**
Technical provision for insurance, pension plan and premium bonds	**3m and 8a**	**211,802**	**217,598**
Other liabilities		**98,677**	**81,199**
Subordinated debt	7f	40,962	38,711
Provision for deferred income tax and social contribution	11b II	4,937	6,294
Debt instruments eligible as capital	7f	23,487	16,652
Sundry	10d	29,291	19,542
Deferred income	**3q**	**3,286**	**2,698**
Capital		97,148	97,148
Capital reserves		1,671	1,979
Revenue reserves		29,730	36,568
Other comprehensive income	3c and 3d	(4,013)	(2,434)
(Treasury shares)		(912)	(1,274)
Total stockholders' equity of controlling shareholders	**15**	**123,624**	**131,987**
Non-controlling interests	15e	11,641	10,861
Total stockholders' equity		**135,265**	**142,848**
Total liabilities and stockholders' equity		**1,982,498**	**1,738,713**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 53

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2020	01/01 to 03/31/2019
Income related to financial operations		**55,542**	**36,148**
Loan, lease and other credit operations		24,339	18,994
Securities and derivative financial instruments		21,139	10,915
Financial income related to insurance, pension plan and premium bonds operations	8c	(4,777)	4,094
Foreign exchange operations		14,018	910
Compulsory deposits		823	1,235
Expenses related to financial operations		**(53,419)**	**(19,307)**
Money market		(24,359)	(13,322)
Financial expenses on technical provisions for insurance, pension plan and premium bonds	8c	4,807	(3,912)
Borrowing and onlending		(33,867)	(2,073)
Income related to financial operations before loan and losses		**2,123**	**16,841**
Result of provision for loan losses	**6**	**(10,189)**	**(3,372)**
Expenses for provision for loan losses		(10,872)	(4,158)
Income related to recovery of credits written off as loss		683	786
Gross income related to financial operations		**(8,066)**	**13,469**
Other operating revenues(expenses)		**(1,453)**	**(3,597)**
Commissions and Banking Fees	10e	10,373	9,445
Result from insurance, pension plan and premium bonds operations	8c	921	890
Personnel expenses	10f	(5,795)	(5,850)
Other administrative expenses	10g	(4,954)	(5,036)
Tax expenses	3p and 11a II	(549)	(1,822)
Equity in earnings of affiliates, joint ventures and other investments		303	241
Other operating revenues		454	404
Other operating expenses	10h	(2,206)	(1,869)
Operating income		**(9,519)**	**9,872**
Non-operating income		**328**	**(11)**
Income before taxes on income and profit sharing		**(9,191)**	**9,861**
Income tax and social contribution	**3p and 11a I**	**12,659**	**(2,969)**
Due on operations for the period		(4,372)	(1,957)
Related to temporary differences		17,031	(1,012)
Profit sharing – Management Members - Statutory	**16b**	**(22)**	**(92)**
Non-controlling interests	**15e**	**(45)**	**(90)**
Net income		**3,401**	**6,710**
Earnings per share - Basic	**18**		
Common		0.35	0.69
Preferred		0.35	0.69
Earnings per share - Diluted	**18**		
Common		0.35	0.69
Preferred		0.35	0.69
Weighted average number of shares outstanding - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,792,863,835	4,770,295,919
Weighted average number of shares outstanding - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,820,538,297	4,806,592,987

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 54

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Net income 3,446 6,800 Financial assets at available for sale (2,264) 331 Change in fair value (4,074) 533 Tax effect 1,810 (202) Hedge (2,402) (75) Cash flow hedge 5f V 243 90 Change in fair value 465 170 Tax effect (222) (80) Hedge of net investment in foreign operation 5f V (2,645) (165) Change in fair value (4,909) (290) Tax effect 2,264 125 Remeasurements of liabilities for post-employment benefits 11 (3) (2) Remeasurements 19 18 (1) Tax effect (7) Foreign exchange variation in foreign investments 3,076 14 Total other comprehensive income (1,579) 267 Total comprehensive income 1,867 7,067 Comprehensive income attributable to the owners of the parent company 1,822 6,977 Comprehensive income attributable to non-controlling interests 45 90 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 55 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Net income 3,446 6,800 Financial assets at available for sale (2,264) 331 Change in fair value (4,074) 533 Tax effect 1,810 (202) Hedge (2,402) (75) Cash flow hedge 5f V 243 90 Change in fair value 465 170 Tax effect (222) (80) Hedge of net investment in foreign operation 5f V (2,645) (165) Change in fair value (4,909) (290) Tax effect 2,264 125 Remeasurements of liabilities for post-employment benefits 11 (3) (2) Remeasurements 19 18 (1) Tax effect (7) Foreign exchange variation in foreign investments 3,076 14 Total other comprehensive income (1,579) 267 Total comprehensive income 1,867 7,067 Comprehensive income attributable to the owners of the parent company 1,822 6,977 Comprehensive income attributable to non-controlling interests 45 90 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 55

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Attributed to owners of the parent company											
					Other comprehensive income							
	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Cumulative translation adjustments abroad	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**37,384**	**159**	**(1,001)**	**2,516**	**(4,552)**	**-**	**131,757**	**12,367**	**144,124**
Transactions with owners	-	486	(364)	-	-	-	-	-	-	122	265	387
Result of delivery of treasury shares	-	486	345	-	-	-	-	-	-	831	-	831
Recognition of share-based payment plans	-	-	(709)	-	-	-	-	-	-	(709)	-	(709)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	265	265
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)	-	(7,285)
Unclaimed dividends	-	-	-	-	-	-	-	-	13	13	-	13
Total comprehensive income	-	-	-	-	331	(3)	14	(75)	6,710	6,977	90	7,067
Net income	-	-	-	-	-	-	-	-	6,710	6,710	90	6,800
Other comprehensive income	-	-	-	-	331	(3)	14	(75)	-	267	-	267
Appropriations:												
Legal reserve	-	-	-	335	-	-	-	-	(335)	-	-	-
Statutory reserves	-	-	-	3,981	-	-	-	-	(3,981)	-	-	-
Dividends	-	-	-	863	-	-	-	-	(2,407)	(1,544)	(224)	(1,768)
Balance at 03/31/2019	**97,148**	**(1,334)**	**1,559**	**25,063**	**490**	**(1,004)**	**2,530**	**(4,627)**	**-**	**119,825**	**12,498**	**132,323**
Change in the period	**-**	**486**	**(364)**	**(12,321)**	**331**	**(3)**	**14**	**(75)**	**-**	**(11,932)**	**131**	**(11,801)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**36,568**	**1,262**	**(1,338)**	**1,974**	**(4,332)**	**-**	**131,987**	**10,861**	**142,848**
Transactions with owners	-	362	(308)	-	-	-	-	-	-	54	1,249	1,303
Result of delivery of treasury shares	-	362	200	-	-	-	-	-	-	562	-	562
Recognition of share-based payment plans	-	-	(508)	-	-	-	-	-	-	(508)	-	(508)
(Increase) / Decrease to the owners of the parent company (Note 15)	-	-	-	-	-	-	-	-	-	-	1,249	1,249
Other	-	-	-	(21)	-	-	-	-	-	(21)	-	(21)
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	39	39	-	39
Total comprehensive income	-	-	-	-	(2,264)	11	3,076	(2,402)	3,401	1,822	45	1,867
Net income	-	-	-	-	-	-	-	-	3,401	3,401	45	3,446
Other comprehensive income	-	-	-	-	(2,264)	11	3,076	(2,402)	-	(1,579)	-	(1,579)
Appropriations:												
Legal reserve	-	-	-	170	-	-	-	-	(170)	-	-	-
Statutory reserves	-	-	-	2,420	-	-	-	-	(2,420)	-	-	-
Dividends	-	-	-	404	-	-	-	-	(850)	(446)	(514)	(960)
Balance at 03/31/2020	**97,148**	**(912)**	**1,671**	**29,730**	**(1,002)**	**(1,327)**	**5,050**	**(6,734)**	**-**	**123,624**	**11,641**	**135,265**
Change in the period	**-**	**362**	**(308)**	**(6,838)**	**(2,264)**	**11**	**3,076**	**(2,402)**	**-**	**(8,363)**	**780**	**(7,583)**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 56

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In millions of Reais)

	Note	01/01 to 03/31/2020	01/01 to 03/31/2019
Adjusted net income		**22,795**	**14,808**
Net income		3,401	6,710
Adjustments to net income:		19,394	8,098
Share-based payment		(439)	(561)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		534	(398)
Effects of changes in exchange rates on cash and cash equivalents		10,131	1,458
Provision for loan losses	6c	10,872	4,158
Interest and foreign exchange income related to operations with subordinated debt		14,555	725
Change in technical provisions for insurance, pension plan and premium bonds	8c	3,075	3,384
Depreciation and amortization		1,202	1,099
Expense from update / charges on the provision for civil, labor, tax claims and legal obligations	9b	242	334
Provision for civil, labor, tax claims and legal obligations	9b	705	89
Interest income related to escrow deposits	9b	(100)	(52)
Deferred taxes (excluding hedge tax effects)		(2,603)	1,121
Equity in earnings of affiliates, joint ventures and other investments		(303)	(241)
Income from foreign exchange and income related to available for sale securities		(11,728)	(2,309)
Income from foreign exchange and income related to held to maturity securities		(6,121)	(775)
Income from sale of available for sale financial assets		301	17
Income from sale of investments, assets held for sale and fixed assets		(76)	46
Income from non-controlling interests	15e	45	90
Other	2c	(898)	(87)
Change in assets and liabilities		**5,682**	**(24,955)**
(Increase) / decrease in assets		**(153,966)**	**(15,775)**
Interbank investments		(81,988)	(1,032)
Securities and derivative financial instruments (assets / liabilities)		(7,209)	(257)
Compulsory deposits with the Central Bank of Brazil		23,476	2,869
Interbank and interbranch accounts (assets / liabilities)		2,186	519
Loan, lease and other credit operations		(60,301)	(15,488)
Other receivables and other assets		(30,130)	(2,386)
(Decrease) / increase in liabilities		**159,648**	**(9,180)**
Deposits		99,690	(1,937)
Deposits received under securities repurchase agreements		43,702	(15,208)
Funds for issuance of securities		10,577	5,474
Borrowing and onlending		18,516	1,682
Technical provision for insurance, pension plan and premium bonds		(9,088)	515
Other liabilities		(747)	2,302
Deferred income		588	41
Payment of income tax and social contribution		(3,590)	(2,049)
Net cash provided by / (used in) operating activities		**28,477**	**(10,147)**
Dividends / Interest on capital received from associates and joint ventures		20	36
Funds received from sale of available for sale securities		6,524	5,448
Funds received from redemption of held to maturity securities		1,304	1,438
(Purchase) / Disposal of assets held for sale		67	(25)
Disposal of investments		(12)	81
Disposal of fixed assets		192	11
(Purchase) of available for sale securities		(8,879)	(8,879)
(Purchase) of held to maturity securities		(251)	(51)
(Purchase) of investments		(6)	(1)
(Purchase) of fixed assets	13	(289)	(344)
(Purchase) of intangible assets	14	(958)	(606)
Net cash provided by / (used in) investing activities		**(2,288)**	**(2,892)**
Subordinated debt obligations raisings		3,149	3,050
Subordinated debt obligations redemptions		(911)	(507)
Change in non-controlling interests		1,062	204
Income from delivery of treasury shares	15a	493	683
Dividends and interest on capital paid to non-controlling interests		(327)	(164)
Dividends and interest on capital paid		(9,795)	(16,932)
Net cash provided by / (used in) financing activities		**(6,329)**	**(13,666)**
Net increase / (decrease) in cash and cash equivalents		**19,860**	**(26,705)**
Cash and cash equivalents at the beginning of the period		62,152	100,901
Effects of changes in exchange rates on cash and cash equivalents		(10,131)	(1,458)
Cash and cash equivalents at the end of the period	3a	71,881	72,738
Cash		38,276	30,376
Interbank deposits		3,355	5,157
Securities purchased under agreements to resell - Collateral held		30,250	37,205

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 57

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	Note	01/01 to 03/31/2020	01/01 to 03/31/2019
Income		**57,429**	**43,503**
Financial operations		55,542	36,148
Commissions and Banking Fees	10e	10,373	9,445
Result from insurance, pension plan and premium bonds operations		921	890
Result from loan losses	6	(10,189)	(3,372)
Other		782	392
Expenses		**(55,625)**	**(21,176)**
Financial operations		(53,419)	(19,307)
Other		(2,206)	(1,869)
Inputs purchased from third parties		**(3,672)**	**(3,827)**
Materials, energy and others	10g	(68)	(86)
Third-party services	10g	(1,187)	(1,086)
Other		(2,417)	(2,655)
Data processing and telecommunications	10g	(921)	(1,070)
Advertising, promotions and publication	10g	(261)	(283)
Installations		(430)	(459)
Transportation	10g	(94)	(88)
Security	10g	(172)	(193)
Travel expenses	10g	(52)	(51)
Other		(487)	(511)
Gross added value		**(1,868)**	**18,500**
Depreciation and amortization	10g	**(940)**	**(881)**
Net added value produced by the company		**(2,808)**	**17,619**
Added value received through transfer - Results of equity method		**303**	**241**
Total added value to be distributed		**(2,505)**	**17,860**
Distribution of added value		**(2,505)**	**17,860**
Personnel		**5,183**	**5,266**
Compensation		3,948	4,019
Benefits		1,031	1,010
FGTS – government severance pay fund		204	237
Taxes, fees and contributions		**(11,476)**	**5,466**
Federal		(11,870)	5,114
Municipal		394	352
Return on third parties' capital - Rent		**342**	**328**
Return on capital		**3,446**	**6,800**
Dividends and interest on capital		850	2,407
Retained earnings / (loss) attributable to controlling shareholders		2,551	4,303
Retained earnings / (loss) attributable to non-controlling shareholders		45	90

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 58

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In millions of Reais)

Assets	Note	03/31/2020	12/31/2019
Current assets		**25,950**	**26,358**
Cash and cash equivalents		**6,070**	**6,736**
Interbank investments - Interbank deposits	**3b and 4**	**13,629**	**5,470**
Securities and derivative financial instruments - Own portfolio	**3c, 3d and 5**	**1,892**	**8,782**
Other receivables		**4,334**	**5,347**
Income receivable		3,413	3,563
Sundry		921	1,784
Other assets – Prepaid expenses	**3g**	**25**	**23**
Long term receivables		**58,935**	**42,217**
Interbank investments – Interbank deposits	**3b and 4**	**55,137**	**38,887**
Securities and derivative financial instruments	**3c, 3d and 5**	**3**	**6**
Other receivables		**3,795**	**3,324**
Deferred tax assets	11b I	949	304
Deposits in guarantee for contingent, provisions and legal obligations		70	63
Sundry		2,776	2,957
Permanent assets		**113,033**	**113,772**
Investments - Investments in subsidiaries	**3h and 12**	**113,033**	**113,772**
Total assets		**197,918**	**182,347**

Liabilities and stockholders' equity			
Current liabilities		**12,551**	**5,096**
Other liabilities		**12,551**	**5,096**
Social and statutory		486	803
Tax and social security obligations	3n and 3p	128	185
Subordinated debt	7f	11,912	4,082
Sundry		25	26
Long term liabilities		**61,478**	**45,007**
Funds from acceptances and issuance of securities	**3b and 7d**	**7,842**	**-**
Other liabilities		**53,636**	**45,007**
Tax and social security obligations	3n and 3p	298	16
Subordinated debt	7f	29,427	27,878
Provisions civil and labor		224	256
Provision for deferred income tax and social contribution	11b II	197	205
Debt instruments eligible as capital	7f	23,487	16,652
Sundry		3	-
Stockholders' equity	**15**	**123,889**	**132,244**
Capital		97,148	97,148
Capital reserves		1,671	1,979
Revenue reserves		26,508	34,846
Other comprehensive income	3c and 3d	(526)	(455)
(Treasury shares)		(912)	(1,274)
Total liabilities and stockholders' equity		**197,918**	**182,347**

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 59

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2020	01/01 to 03/31/2019
Income related to financial operations		**1,310**	**1,505**
Securities and derivative financial instruments		1,310	1,505
Expenses related to financial operations		**(789)**	**(734)**
Money market		(789)	(734)
Gross income related to financial operations		**521**	**771**
Other operating revenues (expenses)		**717**	**5,837**
Personnel expenses		(30)	(42)
Other administrative expenses		(59)	(48)
Tax expenses	11a II	(68)	(109)
Equity in earnings of subsidiaries	12a	867	6,039
Other operating revenues (expenses)		7	(3)
Operating income		**1,238**	**6,608**
Non-operating income		**224**	**15**
Income before taxes on income and profit sharing		**1,462**	**6,623**
Income tax and social contribution	**3p**	**422**	**(115)**
Due on operations for the period		(215)	(138)
Related to temporary differences		637	23
Profit sharing – Management Members - Statutory		**(4)**	**(8)**
Net income		**1,880**	**6,500**
Earnings per share - Basic			
Common		0.19	0.67
Preferred		0.19	0.67
Earnings per share - Diluted			
Common		0.19	0.67
Preferred		0.19	0.67
Weighted average number of shares outstanding - Basic			
Common		4,958,290,359	4,958,290,359
Preferred		4,792,863,835	4,770,295,919
Weighted average number of shares outstanding - Diluted			
Common		4,958,290,359	4,958,290,359
Preferred		4,820,538,297	4,806,592,987

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 60

ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Net income 1,880 6,500 Financial assets at available for sale (2,264) 331 Tax effect 4 - Associates / Subsidiaries (2,268) 331 Hedge (911) 100 Cash flow hedge 5f V 294 92 Tax effect (3) - Associates / Subsidiaries 297 92 Hedge of net investment in foreign operation 5f V (1,205) 8 Associates / Subsidiaries (1,205) 8 Remeasurements of liabilities for post-employment benefits 19 11 (3) Associates / Subsidiaries 11 (3) Foreign exchange variation in foreign investments 3,093 14 Change in fair value 922 30 Tax effect (19) - Associates / Subsidiaries 2,190 (16) Total other comprehensive income (71) 442 Total comprehensive income 1,809 6,942 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 61 ITAÚ UNIBANCO HOLDING S.A. Statement of Comprehensive Income (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Net income 1,880 6,500 Financial assets at available for sale (2,264) 331 Tax effect 4 - Associates / Subsidiaries (2,268) 331 Hedge (911) 100 Cash flow hedge 5f V 294 92 Tax effect (3) - Associates / Subsidiaries 297 92 Hedge of net investment in foreign operation 5f V (1,205) 8 Associates / Subsidiaries (1,205) 8 Remeasurements of liabilities for post-employment benefits 19 11 (3) Associates / Subsidiaries 11 (3) Foreign exchange variation in foreign investments 3,093 14 Change in fair value 922 30 Tax effect (19) - Associates / Subsidiaries 2,190 (16) Total other comprehensive income (71) 442 Total comprehensive income 1,809 6,942 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 61

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity (Note 15)
(In millions of Reais)

	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
					Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Cumulative translation adjustments abroad	Gains and losses – Hedge [(1)]		
Balance at 01/01/2019	**97,148**	**(1,820)**	**1,923**	**35,380**	**159**	**(1,001)**	**1,623**	**(1,549)**	**-**	**131,863**
Transactions with owners	-	486	(364)	-	-	-	-	-	-	122
Result of delivery of treasury shares	-	486	345	-	-	-	-	-	-	831
Recognition of share-based payment plans	-	-	(709)	-	-	-	-	-	-	(709)
Dividends - declared after 2018 - R$ 1.0507 per share	-	-	-	(10,215)	-	-	-	-	-	(10,215)
Interest on capital - declared after 2018 - R$ 0.7494 per share	-	-	-	(7,285)	-	-	-	-	-	(7,285)
Unclaimed dividends	-	-	-	-	-	-	-	-	14	14
Total comprehensive income	-	-	-	-	331	(3)	14	100	6,500	6,942
Net income	-	-	-	-	-	-	-	-	6,500	6,500
Other comprehensive income	-	-	-	-	-	-	30	-	-	30
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	331	(3)	(16)	100	-	412
Appropriations:										
Legal reserve	-	-	-	325	-	-	-	-	(325)	-
Statutory reserves	-	-	-	3,782	-	-	-	-	(3,782)	-
Dividends	-	-	-	863	-	-	-	-	(2,407)	(1,544)
Balance at 03/31/2019	**97,148**	**(1,334)**	**1,559**	**22,850**	**490**	**(1,004)**	**1,637**	**(1,449)**	**-**	**119,897**
Change in the period	**-**	**486**	**(364)**	**(12,530)**	**331**	**(3)**	**14**	**100**	**-**	**(11,966)**
Balance at 01/01/2020	**97,148**	**(1,274)**	**1,979**	**34,846**	**1,262**	**(1,338)**	**1,082**	**(1,461)**	**-**	**132,244**
Transactions with owners	-	362	(308)	-	-	-	-	-	-	54
Result of delivery of treasury shares	-	362	200	-	-	-	-	-	-	562
Recognition of share-based payment plans	-	-	(508)	-	-	-	-	-	-	(508)
Dividends - declared after 2019 - R$ 0.4832 per share	-	-	-	(4,709)	-	-	-	-	-	(4,709)
Interest on capital - declared after 2019 - R$ 0.5235 per share	-	-	-	(5,102)	-	-	-	-	-	(5,102)
Unclaimed dividends and Interest on capital	-	-	-	-	-	-	-	-	39	39
Total comprehensive income	-	-	-	-	(2,264)	11	3,093	(911)	1,880	1,809
Net income	-	-	-	-	-	-	-	-	1,880	1,880
Other comprehensive income	-	-	-	-	4	-	903	(3)	-	904
Portion of other comprehensive income from investments in associates and subsidiaries	-	-	-	-	(2,268)	11	2,190	(908)	-	(975)
Appropriations:										-
Legal reserve	-	-	-	94	-	-	-	-	(94)	-
Statutory reserves	-	-	-	975	-	-	-	-	(975)	-
Dividends	-	-	-	404	-	-	-	-	(850)	(446)
Balance at 03/31/2020	**97,148**	**(912)**	**1,671**	**26,508**	**(1,002)**	**(1,327)**	**4,175**	**(2,372)**	**-**	**123,889**
Change in the period	**-**	**362**	**(308)**	**(8,338)**	**(2,264)**	**11**	**3,093**	**(911)**	**-**	**(8,355)**

(1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 62

ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Adjusted net income (2,789) 13,763 Net income 6,500 1,880 Adjustments to net income: (9,289) 11,883 (439) Share-based payment (561) Interest and foreign exchange expense related to operations with subordinated debt 650 13,812 Deferred taxes (23) (637) Equity in earnings of subsidiaries 12 (867) (6,039) Amortization of goodwill 11 11 3 Effects of changes in exchange rates on cash and cash equivalents (3,327) Change in assets and liabilities 13,449 (9,479) (Increase) / decrease in interbank investments 23,156 (24,409) (Increase) / decrease in securities and derivative financial instruments 448 6,893 (Increase) / decrease in other receivables and other assets 641 748 Increase / (decrease) in deposits (10,136) - Increase / (decrease) in funds for issuance of securities 7,842 (1) Increase / (decrease) in other liabilities (646) (542) Payment of income tax and social contribution (11) (13) Net cash provided by / (used in) operating activities 10,660 4,284 Dividends and interest on capital received 290 1,253 (Purchase) / disposal of investments - 700 Net cash provided by / (used in) investing activities 290 1,953 Subordinated debt obligations raisings 3,050 3,149 Subordinated debt obligations redemptions (350) (747) Income from delivery of treasury shares 493 683 Dividends and interest on capital paid (16,932) (9,795) Net cash provided by / (used in) financing activities (13,549) (6,900) Net increase / (decrease) in cash and cash equivalents (663) (2,599) Cash and cash equivalents at the beginning of the period 6,736 3,646 Effects of changes in exchange rates on cash and cash equivalents (3) 3,327 Cash and cash equivalents at the end of the period 3a 6,070 4,374 Cash 44 59 Securities purchased under agreements to resell - Collateral held 6,026 4,315 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 63 ITAÚ UNIBANCO HOLDING S.A. Statement of Cash Flows (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Adjusted net income (2,789) 13,763 Net income 6,500 1,880 Adjustments to net income: (9,289) 11,883 (439) Share-based payment (561) Interest and foreign exchange expense related to operations with subordinated debt 650 13,812 Deferred taxes (23) (637) Equity in earnings of subsidiaries 12 (867) (6,039) Amortization of goodwill 11 11 3 Effects of changes in exchange rates on cash and cash equivalents (3,327) Change in assets and liabilities 13,449 (9,479) (Increase) / decrease in interbank investments 23,156 (24,409) (Increase) / decrease in securities and derivative financial instruments 448 6,893 (Increase) / decrease in other receivables and other assets 641 748 Increase / (decrease) in deposits (10,136) - Increase / (decrease) in funds for issuance of securities 7,842 (1) Increase / (decrease) in other liabilities (646) (542) Payment of income tax and social contribution (11) (13) Net cash provided by / (used in) operating activities 10,660 4,284 Dividends and interest on capital received 290 1,253 (Purchase) / disposal of investments - 700 Net cash provided by / (used in) investing activities 290 1,953 Subordinated debt obligations raisings 3,050 3,149 Subordinated debt obligations redemptions (350) (747) Income from delivery of treasury shares 493 683 Dividends and interest on capital paid (16,932) (9,795) Net cash provided by / (used in) financing activities (13,549) (6,900) Net increase / (decrease) in cash and cash equivalents (663) (2,599) Cash and cash equivalents at the beginning of the period 6,736 3,646 Effects of changes in exchange rates on cash and cash equivalents (3) 3,327 Cash and cash equivalents at the end of the period 3a 6,070 4,374 Cash 44 59 Securities purchased under agreements to resell - Collateral held 6,026 4,315 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 63

ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Income 2,104 1,507 Financial operations 1,310 1,505 Other 794 2 Expenses (787) (749) Financial operations (789) (734) Other 2 (15) Inputs purchased from third parties (58) (48) Third-party services (12) (12) Advertising, promotions and publication (16) (22) Expenses for financial system services (21) (9) Other (9) (5) Gross added value 1,259 710 Deprecitation and amortization (11) (11) Net added value produced by the company 1,248 699 Added value received through transfer - Results of equity method 12 867 6,039 Total added value to be distributed 2,115 6,738 Distribution of added value 2,115 6,738 Personnel 19 26 Compensation 18 25 Benefits 1 1 Taxes, fees and contributions - Federal 215 212 Return on third parties’ capital - Rent 1 - Return on capital 1,880 6,500 Dividends and interest on capital 850 2,407 Retained earnings for the period 1,030 4,093 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 64 ITAÚ UNIBANCO HOLDING S.A. Statement of Added Value (In millions of Reais) 01/01 to 01/01 to Note 03/31/2020 03/31/2019 Income 2,104 1,507 Financial operations 1,310 1,505 Other 794 2 Expenses (787) (749) Financial operations (789) (734) Other 2 (15) Inputs purchased from third parties (58) (48) Third-party services (12) (12) Advertising, promotions and publication (16) (22) Expenses for financial system services (21) (9) Other (9) (5) Gross added value 1,259 710 Deprecitation and amortization (11) (11) Net added value produced by the company 1,248 699 Added value received through transfer - Results of equity method 12 867 6,039 Total added value to be distributed 2,115 6,738 Distribution of added value 2,115 6,738 Personnel 19 26 Compensation 18 25 Benefits 1 1 Taxes, fees and contributions - Federal 215 212 Return on third parties’ capital - Rent 1 - Return on capital 1,880 6,500 Dividends and interest on capital 850 2,407 Retained earnings for the period 1,030 4,093 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 64

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements At 03/31/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 03/31 of 2020 and 2019 for income statement accounts (In millions of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on May 04, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 65 ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements At 03/31/2020 and 12/31/2019 for balance sheet accounts and From 01/01 to 03/31 of 2020 and 2019 for income statement accounts (In millions of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These individual and consolidated financial statements were approved by the Board of Directors on May 04, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 65

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 66 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information contained in the financial statements and accompanying notes is consistent with the management accounts. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As required by the sole paragraph of article 7 of BACEN Circular 3,068, of November 8, 2001, securities classified as held for trading (Note 3c) are shown in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. Leases are shown at present value in the Consolidated Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Consolidated Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns which it has the power to influence. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Shareholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 3I) and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects. The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivatives Financial Instruments in the Consolidated Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 66

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We list below the main companies which together represent over 95% of total consolidated assets:

		Functional currency [1]	Country of Incorporation	Activity	Interest in voting capital %		Interest in total capital %	
					03/31/2020	12/31/2019	03/31/2020	12/31/2019
In Brazil								
Banco Itaú BBA S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	33.22%	33.22%	33.22%	33.22%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 2c)	Chilean Peso	Chile	Financial institution	38.14%	38.14%	38.14%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US Dollar.

(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 67

c) Business development Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of minority interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 68 c) Business development Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of minority interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 68

Acquisition of minority interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 69 Acquisition of minority interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which the shareholders subscribed their respective shares of the holding company XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 69

Note 3 – Significant accounting policies a) Cash and cash equivalents - it is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than 90 days. b) Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counter-entry to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counter-entry to a specific account in stockholders’ equity; · Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 70 Note 3 – Significant accounting policies a) Cash and cash equivalents - it is defined as cash, current accounts with banks and financial investments with maturity equal to or shorter than 90 days. b) Interbank investments, Remunerated restricted Credits held at the Brazilian Central Bank (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular nº. 3,068, of November 08, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded. They are measured at fair value, with a counter-entry to the results for the period; · Available for sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counter-entry to a specific account in stockholders’ equity; · Held to maturity securities – Securities, other than non-redeemable shares, which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value. Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific account in stockholders’ equity. Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, according to BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer’s request, for the bank’s own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; · Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 70

e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING CONSOLIDATED values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 71 e) Loans, leases and other credit operations (operations with lending characteristics) – These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears in the financial companies, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Provision for loan losses - The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which include the following: · Provisions are recorded from the date on which loans are granted, based on the customer’s risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default; · Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months. The criteria for setting up a provision for Financial Guarantees issued are based on the Expected Loss model. g) Other assets – They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 3m) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years. h) Investments – Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. i) Fixed assets - Are booked at their acquisition cost less accumulated depreciation and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. Residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each year. ITAÚ UNIBANCO HOLDING CONSOLIDATED values its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less selling costs and its value in use. For valuation purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Valuation may be made at individual asset level when the fair value less selling costs can be reliably determined. j) Goodwill – Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 71

The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 14. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and premium bonds operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL or FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contract in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 72 The units or cash flow generating units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing the recoverable amount. The breakdown of intangible assets is described in Note 14. k) Intangible assets – Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of-use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years. Intangible assets with definite useful lives are amortized under the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in an interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and premium bonds operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of actuarial liability is subject to various uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on past experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review the actuarial liability. The resulting adjustments, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured’s will, which may cause economic loss when it occurs. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL or FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contract in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 72

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 73 If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A provision for premium shortfalls is recognized if the estimated amount of shortfalls exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Obligations, Tax and Social Security Proceedings – these are potential rights and obligations arising from past events for which realization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow for adequate measurement even if there is uncertainty as to the ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the Consolidated Balance Sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Balance Sheet, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. The amount of escrow deposits is adjusted in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results. Legal Obligations, Tax and Social Security Proceedings Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 73

o) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution represented by deferred tax assets and liabilities is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in the period in which they occur. s) Foreign currency translation I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 74 o) Provision for Financial Guarantees Issued – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income Tax and Social Contribution – There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the period in question. Deferred income tax and social contribution represented by deferred tax assets and liabilities is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as tax on marking available for sale financial assets to fair value, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under Other administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) interest received in advance on which there is no prospect of demand for payment and which depends only on the passage of time to be appropriated to effective income, and (ii) the negative goodwill on acquisition of investments, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to a defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in stockholders’ equity in the period in which they occur. s) Foreign currency translation I - Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in an associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges and hedge of net investments in foreign operations, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 74

Note 4 - Interbank investments

	03/31/2020						12/31/2019	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market – Securities purchased under agreements to resell	**110,061**	**153,615**	**-**	**34**	**263,710**	**83.4**	**196,720**	**84.6**
Collateral held [1]	21,634	17,202	-	34	38,870	12.3	35,341	15.2
Collateral repledge	86,107	106,647	-	-	192,754	61.0	142,134	61.1
Assets received as collateral with right to sell or repledge	10,918	12,798	-	-	23,716	7.5	6,645	2.9
Assets received as collateral without right to sell or repledge	75,189	93,849	-	-	169,038	53.5	135,489	58.2
Short position	2,320	29,766	-	-	32,086	10.1	19,245	8.3
Money market – Assets guaranteeing technical provisions - SUSEP (Note 8b)	**1,504**	**-**	**-**	**-**	**1,504**	**0.5**	**1,066**	**0.5**
Interbank deposits	**33,541**	**7,569**	**4,357**	**5,489**	**50,956**	**16.1**	**34,576**	**14.9**
Total [2] [3]	**145,106**	**161,184**	**4,357**	**5,523**	**316,170**	**100.0**	**232,362**	**100.0**
% per maturity date	45.9	51.0	1.4	1.7	100.0			
Total – 12/31/2019	**45,312**	**180,093**	**3,289**	**3,668**	**232,362**			
% per maturity date	19.5	77.5	1.4	1.6	100.0			

(1) *Includes R$ 11,057 (R$ 8,544 at 12/31/2019) related to Money market - Securities purchased under agreements to resell with right to sell or repledge, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil;*

(2) *Includes a securities valuation allowance in the amount of R$ (7) (R$ (6) at 12/31/2019);*

(3) *Comprises Interbank investments with maturity equal to or less than 90 days, which are presented in the heading Cash and Cash Equivalents in the balance sheet.*

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market - Securities purchased under agreements to resell – Collateral held falling due in up to 30 days amounting to R$ 6,026 (R$ 6,724 at 12/31/2019), Interbank deposits with maturity from 31 to 180 days amounting to R$ 5,298 (R$ 5,470 12/31/2019), with maturity from 181 to 365 days amounting to R$ 8,331 and over 365 days amounting to R$ 55,137 (R$ 38,887 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 75

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives financial instruments type, maturity and portfolio already adjusted to their respective fair values.

a) Summary per maturity

	03/31/2020											12/31/2019
	Cost	Adjustment to fair value reflected in: Results	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**189,214**	**171**	**984**	**190,369**	**31.3**	**7,624**	**42**	**9,728**	**18,105**	**24,316**	**130,554**	**172,451**
Financial treasury bills	32,952	1	-	32,953	5.4	-	-	873	7,621	3,542	20,917	32,345
National treasury bills	36,322	99	206	36,627	6.0	7,557	-	6,092	83	13,883	9,012	40,351
National treasury notes	69,625	126	691	70,442	11.6	10	42	2,697	1,289	6,890	59,514	65,201
National treasury / securitization	148	-	38	186	0.0	-	-	-	-	-	186	192
Brazilian external debt bonds	50,167	(55)	49	50,161	8.3	57	-	66	9,112	1	40,925	34,362
Government securities - abroad	**46,233**	**(58)**	**(114)**	**46,061**	**7.6**	**4,129**	**4,824**	**6,461**	**16,331**	**5,020**	**9,296**	**39,110**
Germany	29	-	-	29	0.0	-	-	-	29	-	-	23
Argentina	809	(45)	-	764	0.1	626	-	65	57	9	7	317
Chile	16,071	1	91	16,163	2.7	1,793	1,011	563	6,874	1,486	4,436	12,320
Colombia	6,690	(10)	(23)	6,657	1.1	141	64	403	2,251	2	3,796	4,621
Korea	3,425	-	-	3,425	0.6	389	376	1,065	1,595	-	-	3,427
Spain	4,980	-	-	4,980	0.8	-	-	864	1,690	2,426	-	4,984
United States	3,032	-	12	3,044	0.5	255	510	1,224	-	399	656	2,978
Italy	-	-	-	-	0.0	-	-	-	-	-	-	329
Mexico	7,711	(2)	15	7,724	1.3	575	2,653	1,524	2,950	-	22	7,609
Paraguay	2,832	-	(197)	2,635	0.4	281	194	661	703	588	208	1,783
Peru	7	-	-	7	0.0	-	-	-	-	-	7	9
Uruguay	647	(2)	(12)	633	0.1	69	16	92	182	110	164	710
Corporate securities	**92,752**	**(1,507)**	**(1,976)**	**89,269**	**14.8**	**10,755**	**3,827**	**2,775**	**6,830**	**7,598**	**57,484**	**87,519**
Shares	5,995	(1,264)	82	4,813	0.8	4,813	-	-	-	-	-	5,975
Rural product note	6,141	-	(13)	6,128	1.0	171	380	440	1,279	785	3,073	5,420
Bank deposit certificates	1,246	-	2	1,248	0.2	610	162	319	82	74	1	2,880
Real estate receivables certificates	6,386	(2)	(56)	6,328	1.0	7	2	-	6	380	5,933	7,291
Fund quotas	**4,284**	**11**	**-**	**4,295**	**0.8**	**4,295**	**-**	**-**	**-**	**-**	**-**	**4,231**
Credit rights	1,649	-	-	1,649	0.3	1,649	-	-	-	-	-	2,863
Fixed income	1,117	-	-	1,117	0.2	1,117	-	-	-	-	-	1,054
Variable income	1,518	11	-	1,529	0.3	1,529	-	-	-	-	-	314
Debentures	50,161	(49)	(1,730)	48,382	8.0	100	2,311	623	1,828	2,894	40,626	47,316
Eurobonds and other	8,389	(201)	(120)	8,068	1.3	415	859	1,055	769	569	4,401	5,742
Financial bills	2,165	(1)	(6)	2,158	0.4	9	52	262	548	1,006	281	2,440
Promissory notes	6,427	-	(115)	6,312	1.0	7	55	75	2,260	1,864	2,051	4,994
Other	1,558	(1)	(20)	1,537	0.3	328	6	1	58	26	1,118	1,230
PGBL / VGBL fund quotas (1)	**198,649**	**-**	**-**	**198,649**	**32.8**	**198,649**	**-**	**-**	**-**	**-**	**-**	**204,530**
Subtotal - securities	**526,848**	**(1,394)**	**(1,106)**	**524,348**	**86.5**	**221,157**	**8,693**	**18,964**	**41,266**	**36,934**	**197,334**	**503,610**
Trading securities	309,703	(1,394)	-	308,309	50.9	211,186	289	9,183	12,429	13,606	61,616	303,994
Available for sale securities	163,766	-	(1,106)	162,660	26.8	7,038	8,402	7,861	22,182	20,976	96,201	163,510
Held to maturity securities (2)	53,379	-	-	53,379	8.8	2,933	2	1,920	6,655	2,352	39,517	36,106
Derivative financial instruments	**44,146**	**37,491**	**-**	**81,637**	**13.5**	**11,055**	**7,508**	**6,300**	**12,511**	**7,579**	**36,684**	**41,676**
Total securities and derivative financial instruments (assets)	**570,994**	**36,097**	**(1,106)**	**605,985**	**100.0**	**232,212**	**16,201**	**25,264**	**53,777**	**44,513**	**234,018**	**545,286**
Derivative financial instruments (liabilities)	**(49,624)**	**(38,285)**	**-**	**(87,909)**	**100.0**	**(9,555)**	**(9,407)**	**(7,889)**	**(15,796)**	**(8,496)**	**(36,766)**	**(47,815)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a);

(2) Unrecorded adjustment to fair value in the amount of R$ 2,261 (R$ 3,109 at 12/31/2019), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (48) of impairment losses of Available for Sales securities (R$ (274) from 01/01 to 03/31/2019). The result related to securities and derivative financial instruments totaled R$ 465 (R$ 113 from 01/01 to 03/31/2019).

In this quarter, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 76

b) Summary by portfolio

	03/31/2020							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - Brazil	**118,187**	**23,671**	**29,191**	**1,135**	**6,465**	**-**	**11,720**	**190,369**
Financial treasury bills	24,233	4,987	1	600	1,583	-	1,549	32,953
National treasury bills	28,297	8,302	9	19	-	-	-	36,627
National treasury notes	44,803	10,382	-	204	4,882	-	10,171	70,442
National treasury / Securitization	186	-	-	-	-	-	-	186
Brazilian external debt bonds	20,668	-	29,181	312	-	-	-	50,161
Government securities - abroad	**37,443**	**536**	**1,645**	**6,437**	**-**	**-**	**-**	**46,061**
Germany	29	-	-	-	-	-	-	29
Argentina	717	6	-	41	-	-	-	764
Chile	15,795	307	-	61	-	-	-	16,163
Colombia	4,799	-	1,645	213	-	-	-	6,657
Korea	1,694	-	-	1,731	-	-	-	3,425
Spain	1,926	-	-	3,054	-	-	-	4,980
United States	2,540	-	-	504	-	-	-	3,044
Mexico	6,901	-	-	823	-	-	-	7,724
Paraguay	2,405	223	-	7	-	-	-	2,635
Peru	7	-	-	-	-	-	-	7
Uruguay	630	-	-	3	-	-	-	633
Corporate securities	**58,736**	**22,761**	**-**	**4,306**	**-**	**-**	**3,466**	**89,269**
Shares	4,800	-	-	13	-	-	-	4,813
Rural product note	6,128	-	-	-	-	-	-	6,128
Bank deposit certificates	897	-	-	1	-	-	350	1,248
Real estate receivables certificates	6,328	-	-	-	-	-	-	6,328
Fund quotas	**4,027**	**-**	**-**	**123**	**-**	**-**	**145**	**4,295**
Credit rights	1,649	-	-	-	-	-	-	1,649
Fixed income	849	-	-	123	-	-	145	1,117
Variable income	1,529	-	-	-	-	-	-	1,529
Debentures	20,207	22,761	-	4,141	-	-	1,273	48,382
Eurobonds and other	8,040	-	-	28	-	-	-	8,068
Financial bills	487	-	-	-	-	-	1,671	2,158
Promissory notes	6,312	-	-	-	-	-	-	6,312
Other	1,510	-	-	-	-	-	27	1,537
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**198,649**	**198,649**
Subtotal - securities	**214,366**	**46,968**	**30,836**	**11,878**	**6,465**	**-**	**213,835**	**524,348**
Trading securities	80,152	14,919	2,817	1,042	5,672	-	203,707	308,309
Available for sale securities	101,595	32,049	11,420	10,524	793	-	6,279	162,660
Held to maturity securities	32,619	-	16,599	312	-	-	3,849	53,379
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**81,637**	**-**	**81,637**
Total securities and derivative financial instruments (assets)	**214,366**	**46,968**	**30,836**	**11,878**	**6,465**	**81,637**	**213,835**	**605,985**
Total securities and derivative financial instruments (assets) – 12/31/2019	**178,587**	**69,708**	**20,217**	**10,664**	**4,163**	**41,676**	**220,271**	**545,286**

(*) Represent securities deposited with Contingent Liabilities (Note 9e), Stock Exchanges and the Clearing Houses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 77

c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term. 03/31/2020 12/31/2019 Adjustment to Cost fair value (in Fair value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Fair value results) Government securities - Brazil 91,376 171 9 1,547 29.7 5,066 42 7 ,760 10,672 12,266 5 5,741 8 3,371 Financial treasury bills 3 2,934 1 3 2,935 10.7 - - 873 7,620 3 ,542 20,900 32,096 National treasury bills 16,177 99 16,276 5.3 5 ,056 - 4,269 83 4,954 1,914 1 7,628 National treasury notes 3 8,365 126 3 8,491 12.5 10 42 2 ,596 807 3 ,769 31,267 29,936 Brazilian external debt bonds 3,900 (55) 3,845 1.2 - - 22 2,162 1 1 ,660 3,711 Government securities - abroad 3,656 (58) 3,598 1.2 670 26 471 439 128 1,864 1,576 Argentina 809 (45) 764 0.2 626 - 65 57 9 7 317 Chile 533 1 534 0.2 35 10 11 171 96 211 488 Colombia 1,222 (10) 1,212 0.4 - - 126 139 2 945 409 United States 839 - 839 0.3 - - 183 - - 656 141 Mexico 24 (2) 22 0.0 - - - - - 22 58 Paraguay 3 - 3 0.0 - - - - - 3 2 Peru 7 - 7 0.0 - - - - - 7 9 Uruguay 219 (2) 217 0.1 9 16 86 72 21 13 152 Corporate securities 16,022 (1,507) 1 4,515 4.7 6,801 221 952 1,318 1 ,212 4 ,011 1 4,517 Shares 3 ,422 (1,264) 2,158 0.7 2 ,158 - - - - - 3,299 Bank deposit certificates 844 - 844 0.3 478 156 148 40 21 1 454 Real estate receivables certificates 70 (2) 68 0.0 - - - - - 68 396 Fund quotas 4,015 11 4 ,026 1.3 4 ,026 - - - - - 4 ,000 Credit rights 1 ,649 - 1 ,649 0.5 1,649 - - - - - 2,864 Fixed income 848 - 848 0.3 848 - - - - - 822 Variable income 1,518 11 1 ,529 0.5 1,529 - - - - - 314 Debentures 2,245 (49) 2 ,196 0.7 9 7 81 211 433 1 ,455 2 ,071 Eurobonds and other 3,470 (201) 3,269 1.1 107 - 460 546 39 2 ,117 2,082 Financial bills 1,820 (1) 1 ,819 0.6 9 52 262 515 700 281 2 ,101 Other 136 (1) 135 0.0 14 6 1 6 19 89 114 PGBL / VGBL fund quotas 1 98,649 - 198,649 64.4 198,649 204,530 Total 3 09,703 (1,394) 308,309 100.0 211,186 289 9 ,183 12,429 1 3,606 61,616 303,994 % per maturity date 68.5 0.1 3.0 4.0 4.4 20.0 Total – 12/31/2019 303,430 563 303,994 100.0 219,504 1,680 2,065 8,574 16,729 55,442 % per maturity date 72.2 0.6 0.7 2.8 5.5 18.2 At 03/31/2020, ITAÚ UNIBANCO HOLDING’s portfolio comprises National Treasury Notes in the amount of R$ 1,892 with maturity over 365 days (R$ 8,782 in National Treasury Notes at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 78 c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and fair value and by maturity term. 03/31/2020 12/31/2019 Adjustment to Cost fair value (in Fair value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Fair value results) Government securities - Brazil 91,376 171 9 1,547 29.7 5,066 42 7 ,760 10,672 12,266 5 5,741 8 3,371 Financial treasury bills 3 2,934 1 3 2,935 10.7 - - 873 7,620 3 ,542 20,900 32,096 National treasury bills 16,177 99 16,276 5.3 5 ,056 - 4,269 83 4,954 1,914 1 7,628 National treasury notes 3 8,365 126 3 8,491 12.5 10 42 2 ,596 807 3 ,769 31,267 29,936 Brazilian external debt bonds 3,900 (55) 3,845 1.2 - - 22 2,162 1 1 ,660 3,711 Government securities - abroad 3,656 (58) 3,598 1.2 670 26 471 439 128 1,864 1,576 Argentina 809 (45) 764 0.2 626 - 65 57 9 7 317 Chile 533 1 534 0.2 35 10 11 171 96 211 488 Colombia 1,222 (10) 1,212 0.4 - - 126 139 2 945 409 United States 839 - 839 0.3 - - 183 - - 656 141 Mexico 24 (2) 22 0.0 - - - - - 22 58 Paraguay 3 - 3 0.0 - - - - - 3 2 Peru 7 - 7 0.0 - - - - - 7 9 Uruguay 219 (2) 217 0.1 9 16 86 72 21 13 152 Corporate securities 16,022 (1,507) 1 4,515 4.7 6,801 221 952 1,318 1 ,212 4 ,011 1 4,517 Shares 3 ,422 (1,264) 2,158 0.7 2 ,158 - - - - - 3,299 Bank deposit certificates 844 - 844 0.3 478 156 148 40 21 1 454 Real estate receivables certificates 70 (2) 68 0.0 - - - - - 68 396 Fund quotas 4,015 11 4 ,026 1.3 4 ,026 - - - - - 4 ,000 Credit rights 1 ,649 - 1 ,649 0.5 1,649 - - - - - 2,864 Fixed income 848 - 848 0.3 848 - - - - - 822 Variable income 1,518 11 1 ,529 0.5 1,529 - - - - - 314 Debentures 2,245 (49) 2 ,196 0.7 9 7 81 211 433 1 ,455 2 ,071 Eurobonds and other 3,470 (201) 3,269 1.1 107 - 460 546 39 2 ,117 2,082 Financial bills 1,820 (1) 1 ,819 0.6 9 52 262 515 700 281 2 ,101 Other 136 (1) 135 0.0 14 6 1 6 19 89 114 PGBL / VGBL fund quotas 1 98,649 - 198,649 64.4 198,649 204,530 Total 3 09,703 (1,394) 308,309 100.0 211,186 289 9 ,183 12,429 1 3,606 61,616 303,994 % per maturity date 68.5 0.1 3.0 4.0 4.4 20.0 Total – 12/31/2019 303,430 563 303,994 100.0 219,504 1,680 2,065 8,574 16,729 55,442 % per maturity date 72.2 0.6 0.7 2.8 5.5 18.2 At 03/31/2020, ITAÚ UNIBANCO HOLDING’s portfolio comprises National Treasury Notes in the amount of R$ 1,892 with maturity over 365 days (R$ 8,782 in National Treasury Notes at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 78

d) Available for sale securities

See below the composition of the portfolio of available for sale securities by type, stated at cost and fair value and by maturity term.

	03/31/2020										12/31/2019
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**50,388**	**984**	**51,372**	**31.7**	**87**	**-**	**112**	**953**	**10,080**	**40,140**	**59,150**
Financial treasury bills	18	-	18	0.0	-	-	-	1	-	17	249
National treasury bills	15,851	206	16,057	9.9	30	-	-	-	8,929	7,098	18,517
National treasury notes	24,084	691	24,775	15.3	-	-	68	482	1,151	23,074	28,095
National treasury / Securitization	148	38	186	0.1	-	-	-	-	-	186	192
Brazilian external debt bonds	10,287	49	10,336	6.4	57	-	44	470	-	9,765	12,097
Government securities - abroad	**42,235**	**(114)**	**42,121**	**25.9**	**3,318**	**4,798**	**5,926**	**15,775**	**4,892**	**7,412**	**37,184**
Germany	29	-	29	0.0	-	-	-	29	-	-	23
Chile	15,538	91	15,629	9.6	1,758	1,001	552	6,703	1,390	4,225	11,832
Colombia	5,146	(23)	5,123	3.2	-	64	213	1,995	-	2,851	3,877
Korea	3,425	-	3,425	2.1	389	376	1,065	1,595	-	-	3,427
Spain	4,980	-	4,980	3.1	-	-	864	1,690	2,426	-	4,984
United States	2,193	12	2,205	1.4	255	510	1,041	-	399	-	2,837
Italy	-	-	-	0.0	-	-	-	-	-	-	329
Mexico	7,687	15	7,702	4.7	575	2,653	1,524	2,950	-	-	7,552
Paraguay	2,829	(197)	2,632	1.6	281	194	661	703	588	205	1,781
Uruguay	408	(12)	396	0.2	60	-	6	110	89	131	542
Corporate securities	**71,143**	**(1,976)**	**69,167**	**42.4**	**3,633**	**3,604**	**1,823**	**5,454**	**6,004**	**48,649**	**67,176**
Shares	2,573	82	2,655	1.6	2,655	-	-	-	-	-	2,676
Rural product note	6,141	(13)	6,128	3.8	171	380	440	1,279	785	3,073	5,420
Bank deposit certificates	402	2	404	0.2	132	6	171	42	53	-	2,426
Real estate receivables certificates	1,103	(56)	1,047	0.6	-	-	-	-	-	1,047	1,243
Fund quotas of fixed income	269	-	269	0.2	269	-	-	-	-	-	231
Debentures	47,910	(1,730)	46,180	28.3	91	2,304	542	1,617	2,461	39,165	45,239
Eurobonds and other	4,919	(120)	4,799	3.0	308	859	595	223	530	2,284	3,660
Financial bills	345	(6)	339	0.2	-	-	-	33	306	-	339
Promissory notes	6,427	(115)	6,312	3.9	7	55	75	2,260	1,864	2,051	4,994
Other	1,054	(20)	1,034	0.6	-	-	-	-	5	1,029	948
Total	**163,766**	**(1,106)**	**162,660**	**100.0**	**7,038**	**8,402**	**7,861**	**22,182**	**20,976**	**96,201**	**163,510**
% per maturity date					4.3	5.2	4.8	13.6	12.9	59.2	
Total – 12/31/2019	**159,881**	**3,629**	**163,510**	**100.0**	**6,485**	**4,174**	**13,095**	**13,594**	**27,511**	**98,651**	
% per maturity date					4.0	2.6	8.0	8.3	16.8	60.3	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 79

e) Held to maturity securities

See below the composition of the portfolio of held to maturity securities by type, stated at cost and by maturity term. An added/(reduced) value of R$ 112 (R$ (229) at 12/31/2019) is included in the carrying value, not considered in results.

	03/31/2020									12/31/2019	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Carrying value	Fair value
Government securities - Brazil	**47,450**	**88.9**	**2,471**	**-**	**1,856**	**6,480**	**1,970**	**34,673**	**49,846**	**29,929**	**32,937**
National treasury bills	4,294	8.0	2,471	-	1,823	-	-	-	4,347	4,206	4,289
National treasury notes	7,176	13.4	-	-	33	-	1,970	5,173	8,586	7,170	8,854
Brazilian external debt bonds	35,980	67.5	-	-	-	6,480	-	29,500	36,913	18,553	19,794
Government securities - abroad	**342**	**0.6**	**141**	**-**	**64**	**117**	**-**	**20**	**346**	**351**	**352**
Colombia	322	0.6	141	-	64	117	-	-	317	335	327
Uruguay	20	-	-	-	-	-	-	20	29	16	25
Corporate securities	**5,587**	**10.5**	**321**	**2**	**-**	**58**	**382**	**4,824**	**5,445**	**5,826**	**5,926**
Real estate receivables certificates	5,213	9.8	7	2	-	6	380	4,818	5,073	5,652	5,752
Debentures	6	-	-	-	-	-	-	6	6	6	6
Other	368	0.7	314	-	-	52	2	-	366	168	168
Total (*)	**53,379**	**100.0**	**2,933**	**2**	**1,920**	**6,655**	**2,352**	**39,517**	**55,637**	**36,106**	**39,215**
% per maturity date			5.5	-	3.6	12.6	4.4	73.9			
Total – 12/31/2019	**36,106**	**100.0**	**82**	**41**	**221**	**4,430**	**6,530**	**24,802**			
% per maturity date			0.2	0.1	0.6	12.4	18.1	68.6			

(*) In order to reflect the current risk management strategy, in the period ended at 03/31/2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government Securities – Brazil, being R$ 2,178 from Trading Securities and R$ 9,715 from Available for Sale Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 80

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 18,853 (R$ 12,315 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 81 f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 18,853 (R$ 12,315 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 81

I - Derivatives Summary

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	03/31/2020										12/31/2019
	Cost	Adjustments to fair value (in results / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Asset											
Swaps – adjustment receivable	16,046	29,097	45,143	55.3	505	443	1,127	5,352	4,727	32,989	26,458
Option agreements	7,162	6,808	13,970	17.1	3,500	3,059	1,921	3,506	1,384	600	8,418
Forwards (onshore)	3,561	21	3,582	4.4	1,933	944	235	451	19	-	2,012
Credit derivatives	1,483	394	1,877	2.3	-	1	3	1	12	1,860	167
NDF - Non Deliverable Forward	15,631	638	16,269	19.9	5,002	3,058	3,006	3,195	1,401	607	4,446
Other Derivative Financial Instruments	263	533	796	1.0	115	3	8	6	36	628	175
Total	**44,146**	**37,491**	**81,637**	**100.0**	**11,055**	**7,508**	**6,300**	**12,511**	**7,579**	**36,684**	**41,676**
% per maturity date					13.5	9.2	7.7	15.3	9.4	44.9	
Total – 12/31/2019	**19,710**	**21,966**	**41,676**	**100.0**	**6,942**	**5,589**	**2,184**	**3,049**	**5,361**	**18,551**	
% per maturity date					16.7	13.4	5.2	7.3	12.9	44.5	

	03/31/2020										12/31/2019
	Cost	Adjustments to fair value (in results / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(24,594)	(29,807)	(54,401)	61.9	(722)	(1,702)	(2,147)	(9,654)	(6,581)	(33,595)	(32,927)
Option agreements	(9,564)	(6,123)	(15,687)	17.8	(3,299)	(4,826)	(2,441)	(3,384)	(1,094)	(643)	(9,033)
Forwards (onshore)	(1,702)	-	(1,702)	1.9	(1,702)	-	-	-	-	-	(754)
Credit derivatives	(182)	(2,077)	(2,259)	2.6	-	-	-	-	(20)	(2,239)	(40)
NDF - Non Deliverable Forward	(13,566)	(239)	(13,805)	15.7	(3,832)	(2,879)	(3,288)	(2,756)	(782)	(268)	(4,971)
Other Derivative Financial Instruments	(16)	(39)	(55)	0.1	-	-	(13)	(2)	(19)	(21)	(90)
Total	**(49,624)**	**(38,285)**	**(87,909)**	**100.0**	**(9,555)**	**(9,407)**	**(7,889)**	**(15,796)**	**(8,496)**	**(36,766)**	**(47,815)**
% per maturity date					10.9	10.7	9.0	17.9	9.7	41.8	
Total – 12/31/2019	**(24,844)**	**(22,971)**	**(47,815)**	**100.0**	**(6,630)**	**(7,161)**	**(1,940)**	**(3,094)**	**(9,456)**	**(19,534)**	
% per maturity date					13.9	15.0	4.0	6.5	19.8	40.8	

The result of derivative financial instruments in the period totaled R$ (2,903) (R$ 602 from 01/01 to 03/31/2019).
In ITAÚ UNIBANCO HOLDING, fair values related to the Derivatives contract positions, involving Shares, in asset position totaled R$ 3 (R$ 6 at 12/31/2019), with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 82

II - Derivatives by index and Risk Fator

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in results / stockholders' equity)	Fair value	
	03/31/2020	12/31/2019	03/31/2020	03/31/2020	03/31/2020	12/31/2019
Futures contracts	**693,099**	**664,884**	-	-	-	-
Purchase commitments	**185,595**	**325,468**	-	-	-	-
Shares	2,161	1,084	-	-	-	-
Commodities	220	76	-	-	-	-
Interest	157,187	301,898	-	-	-	-
Foreign currency	26,027	22,410	-	-	-	-
Commitments to sell	**507,504**	**339,416**	-	-	-	-
Shares	3,617	1,163	-	-	-	-
Commodities	1,259	1,049	-	-	-	-
Interest	458,231	308,824	-	-	-	-
Foreign currency	44,397	28,380	-	-	-	-
Swap contracts			**(8,548)**	**(710)**	**(9,258)**	**(6,469)**
Asset position	**1,255,881**	**1,094,378**	**16,046**	**29,097**	**45,143**	**26,458**
Commodities	58	574	-	-	-	9
Interest	1,233,332	1,075,534	12,327	27,144	39,471	24,409
Foreign currency	22,491	18,270	3,719	1,953	5,672	2,040
Liability position	**1,255,881**	**1,094,378**	**(24,594)**	**(29,807)**	**(54,401)**	**(32,927)**
Shares	33	49	(2)	-	(2)	(9)
Commodities	-	855	-	-	-	(12)
Interest	1,228,504	1,068,660	(17,462)	(29,551)	(47,013)	(31,238)
Foreign currency	27,344	24,814	(7,130)	(256)	(7,386)	(1,668)
Option contracts	**1,597,032**	**1,724,465**	**(2,402)**	**685**	**(1,717)**	**(615)**
Purchase commitments - long position	**191,304**	**245,802**	**4,347**	**4,500**	**8,847**	**6,147**
Shares	16,492	11,491	485	(48)	437	784
Commodities	666	268	13	11	24	17
Interest	118,792	188,110	358	(299)	59	83
Foreign currency	55,354	45,933	3,491	4,836	8,327	5,263
Commitments to sell - long position	**626,734**	**626,187**	**2,815**	**2,308**	**5,123**	**2,271**
Shares	17,973	12,294	1,231	2,612	3,843	356
Commodities	311	228	8	11	19	3
Interest	555,438	568,442	344	828	1,172	1,400
Foreign currency	53,012	45,223	1,232	(1,143)	89	512
Purchase commitments - short position	**159,891**	**176,985**	**(6,852)**	**(4,102)**	**(10,954)**	**(6,662)**
Shares	14,720	10,594	(234)	49	(185)	(634)
Commodities	441	235	(15)	(3)	(18)	(18)
Interest	91,104	129,647	(363)	339	(24)	(52)
Foreign currency	53,626	36,509	(6,240)	(4,487)	(10,727)	(5,958)
Commitments to sell - short position	**619,103**	**675,491**	**(2,712)**	**(2,021)**	**(4,733)**	**(2,371)**
Shares	14,515	11,152	(570)	(2,190)	(2,760)	(306)
Commodities	491	485	(12)	(47)	(59)	(11)
Interest	556,975	621,405	(337)	(770)	(1,107)	(1,316)
Foreign currency	47,122	42,449	(1,793)	986	(807)	(738)
Forward operations (onshore)	**14,346**	**5,134**	**1,859**	**21**	**1,880**	**1,258**
Purchases receivable	**1,585**	**668**	**1,585**	**(11)**	**1,574**	**640**
Shares	774	488	774	(11)	763	481
Interest	811	160	811	-	811	159
Foreign currency	-	20	-	-	-	-
Purchases payable obligations	-	**660**	**(811)**	-	**(811)**	**(160)**
Interest	-	-	(811)	-	(811)	(160)
Foreign currency	-	660	-	-	-	-
Sales deliverable	**11,871**	**1,653**	**1,976**	**32**	**2,008**	**1,372**
Shares	1,105	786	1,087	7	1,094	779
Interest	-	-	889	-	889	593
Foreign currency	10,766	867	-	25	25	-
Sales receivable obligations	**890**	**2,153**	**(891)**	-	**(891)**	**(594)**
Shares	1	-	(2)	-	(2)	-
Interest	889	592	(889)	-	(889)	(593)
Foreign currency	-	1,561	-	-	-	(1)
Credit derivatives	**15,708**	**12,739**	**1,301**	**(1,683)**	**(382)**	**127**
Asset position	**7,664**	**9,878**	**1,483**	**394**	**1,877**	**167**
Shares	1,417	2,307	(1)	43	42	134
Commodities	3	27	-	-	-	2
Interest	6,244	7,423	1,484	351	1,835	27
Foreign currency	-	121	-	-	-	4
Liability position	**8,044**	**2,861**	**(182)**	**(2,077)**	**(2,259)**	**(40)**
Shares	2,503	719	(56)	(1,493)	(1,549)	(20)
Commodities	35	2	8	(12)	(4)	-
Interest	5,506	2,140	(134)	(572)	(706)	(20)
NDF - Non Deliverable Forward	**357,795**	**295,508**	**2,065**	**399**	**2,464**	**(525)**
Asset position	**182,978**	**138,772**	**15,631**	**638**	**16,269**	**4,446**
Commodities	182	570	24	3	27	33
Foreign currency	182,796	138,202	15,607	635	16,242	4,413
Liability position	**174,817**	**156,736**	**(13,566)**	**(239)**	**(13,805)**	**(4,971)**
Commodities	975	316	(220)	12	(208)	(11)
Foreign currency	173,842	156,420	(13,346)	(251)	(13,597)	(4,960)
Other derivative financial instruments	**7,288**	**6,783**	**247**	**494**	**741**	**85**
Asset position	**6,566**	**5,541**	**263**	**533**	**796**	**175**
Shares	386	84	2	32	34	2
Interest	6,178	5,456	261	385	646	169
Foreign currency	2	1	-	116	116	4
Liability position	**722**	**1,242**	**(16)**	**(39)**	**(55)**	**(90)**
Shares	655	784	(13)	(12)	(25)	(54)
Interest	66	458	(3)	(25)	(28)	(18)
Foreign currency	1	-	-	(2)	(2)	(18)
		Asset	**44,146**	**37,491**	**81,637**	**41,676**
		Liability	**(49,624)**	**(38,285)**	**(87,909)**	**(47,815)**
		Total	**(5,478)**	**(794)**	**(6,272)**	**(6,139)**

Derivatives contracts mature as follows (in days)

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	03/31/2020	12/31/2019
Future contracts	191,566	279,144	136,588	85,801	693,099	664,884
Swap contracts	29,326	118,145	335,391	773,019	1,255,881	1,094,378
Option contracts	269,265	796,976	480,857	49,934	1,597,032	1,724,465
Forwards (onshore)	8,047	5,300	979	20	14,346	5,134
Credit derivatives	-	6,005	282	9,421	15,708	12,739
NDF - Non Deliverable Forward	159,035	115,576	62,934	20,250	357,795	295,508
Other derivative financial instruments	-	459	585	6,244	7,288	6,783

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 83

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2020						
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**407,344**	**16,749**	**1,387,617**	**12,645**	**572**	**66,627**	**-**
Over-the-counter market	**285,755**	**1,239,132**	**209,415**	**1,701**	**15,136**	**291,168**	**7,288**
Financial institutions	284,346	990,079	163,542	9	15,135	185,594	5,569
Companies	1,409	224,722	45,311	1,692	1	103,947	1,719
Individuals	-	24,331	562	-	-	1,627	-
Total	**693,099**	**1,255,881**	**1,597,032**	**14,346**	**15,708**	**357,795**	**7,288**
Total – 12/31/2019	**664,884**	**1,094,378**	**1,724,465**	**5,134**	**12,739**	**295,508**	**6,783**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 84

IV - Credit derivatives

See below the composition of the Credit Derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	03/31/2020			12/31/2019		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,415)	1,627	(7,788)	(6,283)	2,295	(3,988)
TRS	(4,666)	-	(4,666)	(4,161)	-	(4,161)
Total	**(14,081)**	**1,627**	**(12,454)**	**(10,444)**	**2,295**	**(8,149)**

The effect of the risk received on the reference equity (Note 21c) was R$75 (R$ 57 at 12/31/2019).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 85

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR / UF*/ TPM* / Selic and foreign exchange rate.
*UF - (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	03/31/2020					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	47,965	(2,762)	(3,172)	49,083	(2,762)
Hedge of assets transactions	5,653	-	155	155	5,822	155
Hedge of asset-backed securities under repurchase agreements	29,157	-	828	828	30,432	828
Hedge of UF - denominated assets	9,739	-	22	22	9,717	24
Hedge of funding	-	5,036	(97)	(93)	4,940	(97)
Hedge of loan operations	278	-	16	16	262	18
Variable costs risks						
Hedge of highly probable forecast transactions	15,635	-	(126)	(126)	15,635	(126)
Foreign exchange risk						
Hedge of highly probable forecast transactions	985	-	46	253	985	46
Total	**61,447**	**53,001**	**(1,918)**	**(2,117)**	**116,876**	**(1,914)**

Strategies	12/31/2019					
	Hedge Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	24,068	(2,830)	(3,395)	25,026	(2,836)
Hedge of syndicated loan						
Hedge of assets transactions	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	30,896	-	520	520	32,130	523
Hedge of UF - denominated assets	12,588	-	6	6	12,582	5
Hedge of funding	-	4,617	(27)	(22)	4,590	(27)
Hedge of loan operations	269	-	12	12	257	14
Foreign exchange risk						
Hedge of highly probable forecast transactions	32,200	-	16	16	32,009	16
Variable costs risks						
Hedge of highly probable forecast transactions	294	-	(11)	179	294	(11)
Total	**81,811**	**28,685**	**(2,223)**	**(2,593)**	**112,544**	**(2,225)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 86

Hedge Instruments	03/31/2020						
	Notional amount	Book value [(1)]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [(2)]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [(3)]							
Futures	85,337	147	-	(1,779)	(1,779)	-	(156)
Swap	14,919	5,036	10,021	(55)	(59)	4	-
Foreign exchange risk [(4)]							
Futures	16,620	-	870	(80)	(80)	-	-
Total	**116,876**	**5,183**	**10,891**	**(1,914)**	**(1,918)**	**4**	**(156)**

Hedge Instruments	12/31/2019						
	Notional amount	Book value [(1)]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [(2)]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [(3)]							
Futures	62,812	-	14	(2,222)	(2,219)	(3)	(870)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk [(4)]							
Futures	32,303	-	156	5	5	-	-
Options							
Total	**112,544**	**4,617**	**13,028**	**(2,225)**	**(2,223)**	**(2)**	**(870)**

(1) Recorded under heading Derivative financial instruments;

(2) Recorded under heading Other comprehensive income;

(3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange;

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,262) (R$(1,285) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 87

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	03/31/2020						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	9,537	-	9,921	-	384	9,537	(392)
Hedge of funding	-	8,513	-	9,361	(848)	8,513	846
Hedge of available for sale securities	20,874	-	21,130	-	256	20,856	(256)
Total	**30,411**	**8,513**	**31,051**	**9,361**	**(208)**	**38,906**	**198**

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in value recognized in income (*)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of available for sale securities	17,633	-	18,456	-	823	18,492	(816)
Total	**25,019**	**7,436**	**26,098**	**8,195**	**320**	**33,314**	**(305)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 88

Hedge Instruments	03/31/2020				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	20,411	1,799	-	377	(8)
Other Derivatives	18,495	-	18,935	(179)	(2)
Total (2)	**38,906**	**1,799**	**18,935**	**198**	**(10)**

Hedge Instruments	12/31/2019				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	15,202	766	443	390	8
Other Derivatives	18,112	-	17,343	(695)	7
Total (2)	**33,314**	**766**	**17,786**	**(305)**	**15**

(1) Recorded under heading Derivative Financial Instruments;

(2) In the period, the amount of R$ 26 is no longer qualified as hedge, with effect on result of R$ (13) (R$ 900 at 12/31/2019, with effect on result of R$ (28) from 01/01 to 12/31/2019).

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 89

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	03/31/2020					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	16,476	(10,002)	(10,002)	24,946	(10,052)
Total	**-**	**16,476**	**(10,002)**	**(10,002)**	**24,946**	**(10,052)**

Strategies	12/31/2019					
	Hedge item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,396	(5,032)	(5,032)	16,947	(5,082)
Total	**-**	**14,396**	**(5,032)**	**(5,032)**	**16,947**	**(5,082)**

(*) Recorded under heading Other comprehensive income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 90

Hedge Instruments	03/31/2020						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
Futures	44,203	-	120	(16,246)	(16,188)	(58)	-
Forward	(3,950)	3,960	-	366	360	6	-
NDF - Non Deliverable Forward	(15,203)	-	336	5,555	5,551	4	-
Financial Assets	(104)	104	-	273	275	(2)	-
Total	**24,946**	**4,064**	**456**	**(10,052)**	**(10,002)**	**(50)**	**-**

Hedge Instruments	12/31/2019						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
Futures	32,966	228	-	(9,279)	(9,221)	(58)	-
Forward	(2,990)	2,977	-	367	361	6	-
NDF - Non Deliverable Forward	(11,525)	260	-	3,561	3,557	4	-
Financial Assets	(1,504)	1,523	-	269	271	(2)	-
Total	**16,947**	**4,988**	**-**	**(5,082)**	**(5,032)**	**(50)**	**-**

(1) Recorded under heading Derivative financial instruments;

(2) Recorded under heading Other comprehensive income;

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 91

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	03/31/2020							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,779	1,824	8,849	-	4,099	532	-	**49,083**
Hedge of highly probable forecast transactions	16,620	-	-	-	-	-	-	**16,620**
Hedge of assets transactions	1,853	3,969	-	-	-	-	-	**5,822**
Hedge of assets denominated in UF	9,655	62	-	-	-	-	-	**9,717**
Hedge of funding (Cash flow)	2,635	-	-	1,870	183	252	-	**4,940**
Hedge of loan operations (Cash flow)	24	207	31	-	-	-	-	**262**
Hedge of loan operations (Market risk)	474	2,909	2,437	780	1,089	1,358	490	**9,537**
Hedge of funding (Market risk)	-	296	426	547	154	4,981	2,109	**8,513**
Hedge of available for sale securities	5,543	831	436	779	3,009	5,593	4,665	**20,856**
Hedge of asset-backed securities under repurchase agreements	12,368	10,203	7,128	-	733	-	-	**30,432**
Hedge of net investment in foreign operations (*)	24,946	-	-	-	-	-	-	**24,946**
Total	**107,897**	**20,301**	**19,307**	**3,976**	**9,267**	**12,716**	**7,264**	**180,728**

	12/31/20119							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	6,005	4,412	1,627	8,464	-	4,518	-	**25,026**
Hedge of highly probable forecast transactions	32,303	-	-	-	-	-	-	**32,303**
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	**5,656**
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	**12,582**
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	**4,590**
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	**257**
Hedge of loan operations (Market risk)	381	2,490	1,248	993	623	1,111	540	**7,386**
Hedge of funding (Market risk)	299	152	375	423	129	4,220	1,838	**7,436**
Hedge of available for sale securities	4,723	2,362	933	1,097	2,400	3,651	3,326	**18,492**
Hedge of asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	**32,130**
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	**16,947**
Total	**79,100**	**34,936**	**7,054**	**18,244**	**3,313**	**14,454**	**5,704**	**162,805**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 92

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2020 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	(0.1)	7.6
Currency Coupon	Foreign Exchange Coupon Rates	0.2	(22.0)	(41.0)
Foreign Currency	Foreign Exchange Rates	(0.8)	(255.8)	(481.8)
Price Indices	Inflation Coupon Rates	(1.0)	(24.4)	(50.0)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	0.9	(15.1)	36.3
Other	Exposures that do not fall under the definitions above	-	(2.1)	(3.5)
Total		**(0.7)**	**(319.5)**	**(532.4)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	03/31/2020 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(9.9)	(980.7)	(1,923.3)
Currency Coupon	Foreign Exchange Coupon Rates	(3.3)	(254.6)	(490.0)
Foreign Currency	Foreign Exchange Rates	3.3	(268.9)	(456.8)
Price Indices	Inflation Coupon Rates	(3.5)	(184.9)	(349.4)
TR	TR Coupon Rates	0.4	(58.2)	(144.9)
Equities	Prices of Equities	2.2	(45.5)	(24.4)
Other	Exposures that do not fall under the definitions above	-	(1.8)	(0.7)
Total		**(10.8)**	**(1,794.6)**	**(3,389.5)**

(*) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

- **Scenario I:** Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II:** Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor;
- **Scenario III:** Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 93

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	03/31/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**294,469**	**99,996**	**57,737**	**34,075**	**15,852**	**6,549**	**4,910**	**7,050**	**10,695**	**531,333**	**470,500**
Loans and discounted trade receivables	131,399	79,010	42,807	27,941	14,160	4,410	4,143	4,359	9,684	317,913	279,821
Financing	79,815	13,528	12,009	4,703	1,193	1,640	387	1,980	617	115,872	99,176
Farming financing	7,512	730	809	67	24	15	21	2	33	9,213	9,613
Real estate financing	75,743	6,728	2,112	1,364	475	484	359	709	361	88,335	81,890
Lease operations	**1,483**	**3,451**	**2,025**	**718**	**142**	**82**	**56**	**73**	**83**	**8,113**	**7,452**
Credit card operations	**428**	**75,052**	**4,523**	**3,467**	**1,470**	**780**	**1,027**	**886**	**4,298**	**91,931**	**98,430**
Advance on exchange contracts (1)	**4,103**	**629**	**767**	**172**	**55**	**21**	**30**	**2**	**-**	**5,779**	**4,531**
Other sundry receivables (2)	**61**	**440**	**2**	**49**	**68**	**26**	**217**	**1,544**	**136**	**2,543**	**2,104**
Total operations with credit granting characteristics	**300,544**	**179,568**	**65,054**	**38,481**	**17,587**	**7,458**	**6,240**	**9,555**	**15,212**	**639,699**	**583,017**
Financial guarantees provided (3)										**70,301**	**66,720**
Total with Financial guarantees provided	**300,544**	**179,568**	**65,054**	**38,481**	**17,587**	**7,458**	**6,240**	**9,555**	**15,212**	**710,000**	**649,737**
Total operations with credit granting characteristics at 12/31/2019	**260,095**	**182,650**	**56,511**	**35,108**	**13,668**	**6,676**	**5,630**	**8,436**	**14,243**	**583,017**	

(1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored;

(3) Recorded in Offsetting accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 94

II – By maturity and risk level

In this quarter we present a new distribution method for the Supplementary Provision by risk level. For better comparability, the balance of the previous year considers the same criterion.

	03/31/2020										12/31/2019
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [(1) (2)]										
Falling due installments	-	-	2,243	2,208	1,686	1,919	1,946	1,382	3,900	15,284	12,917
01 to 30	-	-	94	101	80	71	68	71	226	711	612
31 to 60	-	-	82	93	75	58	64	60	204	636	576
61 to 90	-	-	82	85	71	80	74	59	215	666	587
91 to 180	-	-	201	238	222	299	180	220	482	1,842	1,461
181 to 365	-	-	357	378	294	302	263	264	812	2,670	2,343
Over 365 days	-	-	1,427	1,313	944	1,109	1,297	708	1,961	8,759	7,338
Overdue installments	-	-	1,228	1,443	1,339	1,265	1,983	2,011	8,457	17,726	15,643
01 to 14	-	-	11	39	30	40	29	33	86	268	224
15 to 30	-	-	1,013	212	165	90	111	89	188	1,868	1,499
31 to 60	-	-	204	1,028	242	216	380	167	301	2,538	2,001
61 to 90	-	-	-	125	812	118	297	170	426	1,948	1,851
91 to 180	-	-	-	39	90	717	1,045	1,478	1,474	4,843	4,475
181 to 365	-	-	-	-	-	84	121	74	5,745	6,024	5,426
Over 365 days	-	-	-	-	-	-	-	-	237	237	167
Subtotal (a)	-	-	3,471	3,651	3,025	3,184	3,929	3,393	12,357	33,010	28,560
Subtotal 12/31/2019	-	-	2,766	2,961	2,579	2,439	3,571	3,163	11,081	28,560	
	Non-overdue operations										
Falling due installments	298,657	177,372	60,918	34,179	14,321	4,006	2,218	5,895	2,742	600,308	551,214
01 to 30	35,254	42,825	9,851	6,155	1,757	553	281	383	478	97,537	82,347
31 to 60	16,043	17,099	4,486	2,113	425	106	104	193	381	40,950	49,820
61 to 90	17,160	12,567	4,144	1,671	477	159	123	464	142	36,907	30,944
91 to 180	33,701	24,225	8,551	3,909	831	257	220	250	289	72,233	69,105
181 to 365	41,640	25,137	10,662	5,781	1,219	442	310	1,704	369	87,264	76,336
Over 365 days	154,859	55,519	23,224	14,550	9,612	2,489	1,180	2,901	1,083	265,417	242,662
Overdue up to 14 days	1,887	2,196	665	651	241	268	93	267	113	6,381	3,243
Subtotal (b)	300,544	179,568	61,583	34,830	14,562	4,274	2,311	6,162	2,855	606,689	554,457
Subtotal - 12/31/2019	260,095	182,650	53,745	32,147	11,089	4,237	2,059	5,273	3,162	554,457	
Total Portfolio (a + b)	300,544	179,568	65,054	38,481	17,587	7,458	6,240	9,555	15,212	639,699	583,017
Existing allowance	(849)	(1,639)	(2,161)	(4,302)	(4,428)	(3,728)	(4,368)	(9,553)	(15,212)	(47,083)	(39,747)
Minimum	-	(898)	(651)	(1,154)	(1,759)	(2,237)	(3,120)	(6,688)	(15,212)	(31,719)	(28,865)
Financial Guarantees Provided [(3)]	-	-	-	-	-	-	-	-	-	(843)	(859)
Additional [(4)] (new type)	(849)	(741)	(1,510)	(3,148)	(2,669)	(1,491)	(1,248)	(2,865)	-	(14,521)	(10,023)
Additional [(4)] (previous)	-	-	-	-	(3,316)	(5,220)	(3,120)	(2,865)	-	(14,521)	(10,023)
Total Portfolio at 12/31/2019	260,095	182,650	56,511	35,108	13,668	6,676	5,630	8,436	14,243	583,017	
Existing allowance at 12/31/2019	(165)	(994)	(1,527)	(3,504)	(3,387)	(2,994)	(3,693)	(8,381)	(14,243)	(39,747)	
Minimum	-	(913)	(565)	(1,053)	(1,367)	(2,003)	(2,815)	(5,906)	(14,243)	(28,865)	
Financial Guarantees Provided [(3)]	-	-	-	-	-	-	-	-	-	(859)	
Additional [(4)] (new type)	(165)	(81)	(962)	(2,451)	(2,020)	(991)	(878)	(2,475)	-	(10,023)	
Additional [(4)] (previous)	-	-	-	-	(6)	(4,672)	(2,815)	(2,530)	-	(10,023)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;

(2) The balance of non-accrual operations amounts to R$ 23,488 (R$ 20,818 at 12/31/2019);

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet;

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 95

III – By business sector

	03/31/2020	%	12/31/2019	%
Public Sector	**2,355**	**0.4%**	**1,190**	**0.2%**
Petrochemical and chemical	882	0.1%	199	0.0%
State and local governments	1,003	0.2%	682	0.1%
Sundry	470	0.1%	309	0.1%
Private sector	**637,344**	**99.6%**	**581,827**	**99.8%**
Companies	**329,842**	**51.5%**	**281,111**	**48.2%**
Sugar and alcohol	4,511	0.7%	3,963	0.7%
Agribusiness and fertilizers	22,011	3.4%	18,067	3.1%
Food and beverage	19,251	3.0%	16,814	2.9%
Banks and other financial institutions	12,565	2.1%	10,635	1.8%
Capital assets	6,088	1.0%	5,062	0.9%
Pulp and paper	1,491	0.2%	1,693	0.3%
Publishing and printing	1,306	0.2%	1,196	0.2%
Electronic and IT	6,116	1.0%	5,311	0.9%
Packaging	3,272	0.5%	2,565	0.4%
Energy and sewage	7,688	1.2%	7,279	1.2%
Education	2,455	0.4%	2,214	0.4%
Pharmaceuticals and cosmetics	7,444	1.2%	6,319	1.1%
Real estate agents	24,117	3.8%	21,265	3.6%
Entertainment and tourism	6,039	0.9%	5,297	0.9%
Wood and furniture	4,310	0.7%	3,341	0.6%
Construction materials	6,047	0.9%	4,854	0.8%
Steel and metallurgy	10,484	1.6%	8,764	1.5%
Media	628	0.1%	717	0.1%
Mining	5,716	0.9%	4,603	0.8%
Infrastructure work	9,257	1.5%	8,468	1.4%
Oil and gas (*)	7,073	1.1%	5,990	1.0%
Petrochemical and chemical	11,671	1.8%	9,699	1.7%
Health care	3,695	0.6%	3,419	0.6%
Insurance, reinsurance and pension plans	17	0.0%	13	0.0%
Telecommucations	2,841	0.4%	2,749	0.5%
Third sector	677	0.1%	1,732	0.3%
Tradings	2,388	0.4%	1,842	0.3%
Transportation	22,178	3.5%	19,159	3.3%
Domestic appliances	3,171	0.5%	2,396	0.4%
Vehicles and autoparts	16,282	2.5%	12,599	2.2%
Clothing and shoes	5,432	0.8%	4,412	0.8%
Commerce - sundry	23,255	3.6%	20,373	3.5%
Industry - sundry	12,390	1.9%	9,148	1.6%
Sundry services	44,992	7.0%	38,729	6.6%
Sundry	12,984	2.0%	10,424	1.8%
Individuals	**307,502**	**48.1%**	**300,716**	**51.6%**
Credit cards	90,215	14.1%	96,663	16.6%
Mortgage loans	79,772	12.5%	73,952	12.7%
Consumer loans / checking account	117,493	18.4%	110,470	18.9%
Vehicles	20,022	3.1%	19,631	3.4%
Grand total	**639,699**	**100.0%**	**583,017**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	03/31/2020		12/31/2019	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	29,152	(208)	29,460	(236)
Sundry bank guarantees	24,800	(493)	24,275	(511)
Other financial guarantees provided	9,719	(107)	7,819	(71)
Tied to the distribution of marketable securities by Public Offering	1,408	(1)	-	-
Restricted to bids, auctions, service provision or execution of works	3,738	(25)	3,636	(26)
Restricted to international trade of goods	824	(8)	948	(13)
Restricted to supply of goods	660	(1)	582	(2)
Total	**70,301**	**(843)**	**66,720**	**(859)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 96

b) Credit concentration

Loan, lease and other credit operations (*)	03/31/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	6,966	1.0	5,389	0.8
10 largest debtors	34,885	4.9	29,340	4.5
20 largest debtors	51,296	7.2	44,712	6.9
50 largest debtors	82,509	11.6	71,975	11.1
100 largest debtors	113,673	16.0	97,705	15.1

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	03/31/2020		12/31/2019	
	Risk	% of total	Risk	% of total
Largest debtor	10,339	1.2	6,509	0.8
10 largest debtors	61,278	7.0	49,106	6.3
20 largest debtors	95,914	10.9	76,529	9.9
50 largest debtors	155,765	17.8	126,915	16.4
100 largest debtors	207,465	23.6	169,379	21.9

(*) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Provision for Financial Guarantees Provided

	01/01 to 03/31/2020	01/01 to 12/31/2019
Opening balance	**(39,747)**	**(34,261)**
Net increase for the period	(10,872)	(23,896)
Minimum	(6,390)	(20,252)
Financial Guarantees Provided	16	277
Additional (1)	(4,498)	(3,921)
Write-Off	4,920	18,328
Other, mainly foreign exchange	(1,384)	82
Closing balance (2)	**(47,083)**	**(39,747)**
Minimum (3)	(31,719)	(28,865)
Financial Guarantees Provided (4)	(843)	(859)
Additional	(14,521)	(10,023)
Existing provision	**(47,083)**	**(39,747)**
Provision delay	(12,978)	(11,523)
Provision aggravated	(11,471)	(10,828)
Provision potential	(22,634)	(17,396)

(1) At 03/31/2010 the increase in the Provision for Expected Loan Loss – Supplementary is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 22);

(2) The provision for loan losses regarding the lease portfolio amounts to: R$ (259) (R$ (273) at 12/31/2019);

(3) At 12/31/2019 comprises R$ (272)related to change in models, and the impact is offset by Additional Provision;

(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 03/31/2020, the balance of the provision regarding the loan portfolio is equivalent to 7.4% (6.8% at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 97

d) Renegotiation of credits

	03/31/2020			12/31/2019		
	Portfolio [1]	Provision for Loan Losses	%	Portfolio [1]	Provision for Loan Losses	%
Total renegotiated loans	31,663	(11,964)	37.8%	28,051	(11,018)	39.3%
(-) Renegotiated loans overdue up to 30 days[2]	(13,119)	3,188	24.3%	(11,266)	3,053	27.1%
Renegotiated loans overdue over 30 days[2]	18,544	(8,776)	47.3%	16,785	(7,965)	47.5%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 103 (R$ 98 at 12/31/2019);
(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	03/31/2020			12/31/2019	01/01 to 03/31/2020	01/01 to 03/31/2019
	0 - 30	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets						
Loan operations	3,595	6,573	10,168	8,734	1,616	134
Liabilities - restricted operations on assets						
Foreign borrowing through securities	3,594	6,573	10,167	8,739	(1,609)	(126)
Net revenue from restricted operations					**7**	**8**

At 03/31/2020 and 12/31/2019 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 98

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	03/31/2020				12/31/2019			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	748	762	747	761	1,244	1,282	1,243	1,281
Working capital	1,087	1,087	1,106	1,106	1,211	1,212	1,207	1,208
Other (2)	-	-	-	-	-	-	1	1
Total	**1,835**	**1,849**	**1,853**	**1,867**	**2,455**	**2,494**	**2,451**	**2,490**

(1) Under Other liabilities Sundry;

(2) Assignment of operations that had already been written down to losses.

From 01/01 to 03/31/2020 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 65, net of the Provision for Loan Losses (no movement from 01/01 to 03/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 99

Note 7 – Funding, borrowing and onlending

a) Summary

	03/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	297,803	45,519	50,767	212,661	606,750	507,060
Deposits received under securities repurchase agreements	252,703	2,847	5,773	52,217	313,540	269,838
Funds from acceptance and issuance of securities	10,606	21,294	13,311	108,935	154,146	143,569
Borrowing and onlending	7,112	39,074	35,435	13,288	94,909	76,393
Subordinated debt	5,294	-	6,512	64,449	76,255	59,462
Total	**573,518**	**108,734**	**111,798**	**451,550**	**1,245,600**	**1,056,322**
% per maturity date	46.0	8.7	9.0	36.3	**100.0**	
Total – 12/31/2019	**514,333**	**105,622**	**70,620**	**365,747**	**1,056,322**	
% per maturity date	48.7	10.0	6.7	34.6	**100.0**	

b) Deposits

	03/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Remunerated deposits	**196,077**	**45,519**	**50,767**	**212,661**	**505,024**	**424,745**
Time deposits	45,053	44,064	49,919	211,668	350,704	277,166
Savings accounts	149,600	-	-	-	149,600	144,558
Interbank	1,424	1,455	848	993	4,720	3,021
Non-remunerated deposits	**101,726**	**-**	**-**	**-**	**101,726**	**82,315**
Demand deposits	101,711	-	-	-	101,711	82,306
Other deposits	15	-	-	-	15	9
Total	**297,803**	**45,519**	**50,767**	**212,661**	**606,750**	**507,060**
% per maturity data	49.1	7.5	8.4	35.0	**100.0**	
Total – 12/31/2019	**272,447**	**38,873**	**22,877**	**172,863**	**507,060**	
% per maturity date	53.7	7.7	4.5	34.1	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 100

c) **Deposits received under securities repurchase agreements**

	03/31/2020					12/31/2019
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**54,234**	**984**	**1,795**	**1,665**	**58,678**	**74,999**
Government securities	23,425	-	-	-	23,425	51,509
Corporate Securities	17,735	-	-	-	17,735	17,665
Own issue	177	981	1,581	1,427	4,166	5,258
Foreign	12,897	3	214	238	13,352	567
Third-party portfolio	**193,034**	**-**	**-**	**-**	**193,034**	**148,021**
Free portfolio	**5,435**	**1,863**	**3,978**	**50,552**	**61,828**	**46,818**
Total	**252,703**	**2,847**	**5,773**	**52,217**	**313,540**	**269,838**
% per maturity date	80.6	0.9	1.8	16.7	**100.0**	
Total – 12/31/2019	**231,310**	**4,121**	**1,700**	**32,707**	**269,838**	
% per maturity date	85.8	1.5	0.6	12.1	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 101

d) Funds from acceptance and issuance of securities

	03/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**8,861**	**17,832**	**10,965**	**55,778**	**93,436**	**98,593**
Financial bills	4,954	7,994	5,411	42,681	61,040	65,433
Real estate credit bills	559	2,087	749	1,298	4,693	7,635
Rural credit bills	3,348	7,751	4,805	6,507	22,411	21,205
Guaranteed real estate bills	-	-	-	5,292	5,292	4,320
Securities obligations abroad	**1,726**	**3,197**	**2,160**	**52,465**	**59,548**	**43,866**
Brazil risk note programme	-	292	482	12,641	13,415	5,352
Structure note issued	102	634	1,400	4,588	6,724	5,253
Bonds	1,440	1,606	177	25,451	28,674	24,762
Fixed rate notes	-	75	5	6,503	6,583	5,192
Eurobonds	126	-	-	16	142	116
Mortgage notes	51	-	17	157	225	212
Other	7	590	79	3,109	3,785	2,979
Funding from Structured Operations Certificates (*)	**19**	**265**	**186**	**692**	**1,162**	**1,110**
Total	**10,606**	**21,294**	**13,311**	**108,935**	**154,146**	**143,569**
% per maturity date	6.9	13.8	8.6	70.7	**100.0**	
Total – 12/31/2019	**4,294**	**31,401**	**15,657**	**92,217**	**143,569**	
% per maturity date	3.0	21.9	10.9	64.2	**100.0**	

(*) At 03/31/2020, the fair value of the funding from Structured Operations Certificates issued is R$ 1,217 (R$ 1,204 at 12/31/2019).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme in the amount of R$ 7,842, with maturity over 365 days, totaled R$ 7,842 (with no amount at 12/31/2019)

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores , section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 0.31% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	03/31/2020	12/31/2019
Real state loans	6,068	5,001
Government securities - Brazil	173	287
Total asset portfolio	**6,241**	**5,289**
Total adjusted asset portfolio	**6,242**	**5,275**
Liabilities for issue of LIGs	**5,292**	**4,320**
Remuneration of the Fiduciary Agent	**-**	**-**

II - Requirements of asset portfolio

	03/31/2020	12/31/2019
Breakdown	**97.2%**	**94.8%**
Sufficiency		
Notional amount	117.9%	122.1%
Present value under stress	107.6%	124.7%
Weighted average term		
Of the asset portfolio	119.6 monthly	118.5 monthly
Of outstandings LIGs	32.0 monthly	32.4 monthly
Liquidity		
Net assets	173	287

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 102

e) **Borrowing and onlending**

	03/31/2020					12/31/2019
	0-30	**31-180**	**181-365**	**Over 365 days**	**Total**	**Total**
Borrowing	**6,773**	**37,457**	**33,939**	**6,092**	**84,261**	**64,745**
In Brazil	1,282	-	2	-	1,284	2,301
Foreign (*)	5,491	37,457	33,937	6,092	82,977	62,444
Onlending - In Brazil – official institutions	**339**	**1,617**	**1,496**	**7,196**	**10,648**	**11,648**
BNDES	129	549	533	3,527	4,738	5,091
FINAME	195	880	894	3,191	5,160	5,727
Other	15	188	69	478	750	830
Total	**7,112**	**39,074**	**35,435**	**13,288**	**94,909**	**76,393**
% per maturity date	7.5	41.2	37.3	14.0	**100.0**	
Total – 12/31/2019	**6,280**	**27,130**	**30,386**	**12,597**	**76,393**	
% per maturity date	8.2	35.5	39.8	16.5	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

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f) Subordinated debt, including perpetual debts

	03/31/2020					12/31/2019
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	-	-	-	5,182	5,182	5,089
Euronotes	5,294	-	6,514	29,154	40,962	31,952
(-) Transaction costs incurred (Note 3b)	-	-	(2)	(27)	(29)	(26)
Bonds	-	-	-	6,653	6,653	5,795
Debt instruments eligible as capital	-	-	-	23,487	23,487	16,652
Grand total	**5,294**	**-**	**6,512**	**64,449**	**76,255**	**59,462**
% per maturity date	6.9	0.0	8.5	84.6	**100.0**	
Total – 12/31/2019	**2**	**4,097**	**-**	**55,363**	**59,462**	
% per maturity date	0.0	6.9	0.0	93.1	**100.0**	

ITAÚ UNIBANCO HOLDING's portfolio is composed of Subordinated Euronotes with maturity within 0 to 30 days amounting to R$ 5,347, with maturity within 31 to 180 days with no amount as of that date (R$ 4,082 at 12/31/2019), with maturity within 181 to 365 days amounting to R$ 6,565 and over 365 days amounting to R$ 29,427 (R$ 27,878 at 12/31/2019), totaling R$ 41,339 (R$ 31,960 at 12/31/2019) and Debt Instruments Eligible as Capital with maturity over 365 days amounting to R$ 23,487 (R$ 16,652 at 12/31/2019).

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Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	03/31/2020	12/31/2019
Subordinated financial bills - BRL (*)						
	1	2012	2020	111% of CDI	-	2
	20			IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,137	4,994
	20			IGPM + 4.63%	31	30
				Total	**5,182**	**5,089**
Subordinated euronotes - USD (*)						
	1,000	2010	2020	6.2%	5,294	4,048
	1,000		2021	5.75%	5,265	4,153
	750	2011	2021	5.75% to 6.2%	3,927	3,033
	550	2012	2021	6.2%	2,859	2,217
	2,625		2022	5.5% to 5.65%	13,630	10,775
	1,870		2023	5.13%	9,801	7,578
	20	2017		6.12%	-	81
	10	2018		6.5%	52	41
	10	2019	2029	4.5%	53	-
	10	2020	Perpetual	4.6%	52	-
				Total	**40,933**	**31,926**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	90	78
	177,560	2008	2033	3.50% to 4.92%	1,251	1,099
	97,962	2009	2035	4.75%	923	814
	1,060,250	2010	2032	4.35%	90	79
	1,060,250		2035	3.90% to 3.96%	207	182
	1,060,250		2036	4.48%	986	868
	1,060,250		2038	3.9%	718	632
	1,060,250		2040	4.15% to 4.29%	553	487
	1,060,250		2042	4.45%	270	237
	46,625	2014	2034	3.8%	352	309
				Total	**5,440**	**4,785**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	137	132
	146,000		2028	IPC + 2%	190	182
	689,272	2014	2024	LIB	886	696
				Total	**1,213**	**1,010**
Debt instruments eligible as capital - USD						
	1,230	2017	Perpetual	6.12%	6,513	4,974
	740	2018	Perpetual	6.5%	3,855	3,038
	740	2019	2029	4.5%	3,910	3,038
	690	2020	Perpetual	4.6%	3,603	-
				Total	**17,881**	**11,050**
Debt instruments eligible as capital - BRL						
	2,125	2019	Perpetual	114% of SELIC	2,290	2,265
	925			SELIC + 1.17% to 1.19%	939	989
	50		2028	CDI + 0.72%	51	50
	2,280		2029	CDI + 0.75%	2,326	2,298
				Total	**5,606**	**5,602**
Total					**76,255**	**59,462**

(*) Reference Equity on March 31, 2020 includes subordinated debts approved by BACEN prior to Resolution 4,192, of March 1, 2013, in the amount of R$ 45,870 (R$ 36,627 at 12/31/2019).

In February 2020, ITAÚ UNIBANCO HOLDING issued on the international market US$ 700 million in Perpetual Subordinated Notes. These Perpetual Subordinate Notes have a repurchase option as from 2025, and were approved by BACEN for composition of Supplementary Capital of ITAÚ UNIBANCO HOLDING CONSOLIDATED, according to the eligible value, with an increase of 0.4 p.p. in its Basel ratio.

The subordinated debts issued in November 2019 on the international market, US$ 750 million in Subordinated Notes, and on the domestic market R$ 2,330 in Financial Subordinated Notes that have a repurchase option as from 2024, were approved by BACEN for the composition of the Tier II Capital, according to the eligible value, increasing by 0.6 p.p. the Basel ratio of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Note 8 - Insurance, private pension plan and premium bonds operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is set up on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 106 Note 8 - Insurance, private pension plan and premium bonds operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, coinsurance accepted and selling expenses are accounted for on the issue of the insurance policy or over the life of the insurance cover, through the recognition or reversal of provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums paid in installments is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds and the respective technical provisions are recognized upon receipt. Technical provisions are aimed at reducing the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is set up on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 106

II - Premium Bonds: · Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 107 II - Premium Bonds: · Mathematical provision for premium bonds (PMC) - recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for prize draws to be held (PSR) - recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held; · Provision for prize draws payable (PSP) - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for prize draws (PCS) - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 107

a) Composition of the technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Unearned premiums (PPNG)	2,303	2,343	12	13	-	-	2,315	2,356
Mathematical provision of benefits to be granted (PMBAC) and benefits granted (PMBC)	17	204	206,459	212,274	-	-	206,476	212,478
Redemptions and other unsettled amounts (PVR)	13	13	288	318	-	-	301	331
Financial surplus (PEF)	2	2	610	610	-	-	612	612
Unsettled claims (PSL)	544	571	49	47	-	-	593	618
Claims / events incurred but not reported (IBNR)	272	277	22	22	-	-	294	299
Administrative (PDA) and related expenses (PDR)	28	28	89	89	2	4	119	121
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,439	3,434	3,439	3,434
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	11	12	11	12
Other provisions	134	134	271	271	-	-	405	405
Total technical provisions (a)	**3,313**	**3,572**	**207,800**	**213,644**	**3,452**	**3,450**	**214,565**	**220,666**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Interbank investments – money market	**359**	**280**	**508**	**240**	**637**	**546**	**1,504**	**1,066**
Securities and derivative financial instruments	**2,166**	**2,483**	**208,669**	**214,700**	**3,000**	**3,088**	**213,835**	**220,271**
PGBL / VGBL fund quotas (1)	**-**	**-**	**198,649**	**204,530**	**-**	**-**	**198,649**	**204,530**
Government securities - Brazil	-	-	160,397	171,059	-	-	160,397	171,059
National treasury bills, Financial treasury bills and National treasury notes	-	-	145,068	157,162	-	-	145,068	157,162
Repurchase agreements	-	-	15,329	13,897	-	-	15,329	13,897
Corporate securities	-	-	31,515	29,032	-	-	31,515	29,032
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	13,203	12,923	-	-	13,203	12,923
Financial treasury bills	-	-	18,281	16,074	-	-	18,281	16,074
Other	-	-	31	35	-	-	31	35
PGBL / VGBL fund quotas	-	-	6,433	4,036	-	-	6,433	4,036
Other Bonds (2)	-	-	304	403	-	-	304	403
Other government securities and private securities	**2,166**	**2,483**	**10,020**	**10,170**	**3,000**	**3,088**	**15,186**	**15,741**
Receivables from insurance and reinsurance operations (3)	**1,007**	**1,057**	**-**	**-**	**-**	**-**	**1,007**	**1,057**
Credit rights	808	844	-	-	-	-	808	844
Other credit	199	213	-	-	-	-	199	213
Total Guarantee Assets (b)	**3,532**	**3,820**	**209,177**	**214,940**	**3,637**	**3,634**	**216,346**	**222,394**
Total Excess Coverage (b-a)	**219**	**248**	**1,377**	**1,296**	**185**	**184**	**1,781**	**1,728**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilitie in Pension

(2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable;

(3) Recorded under Other receivables and Other assets.

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c) Financial and operating income Insurance Pension plan Premium bonds Total 01/01 to 03/31/2020 01/01 to 03/31/2019 01/01 to 03/31/2020 01/01 to 03/31/2019 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld Direct Reinsurance Withheld Direct Reinsurance Withheld 03/31/2020 03/31/2019 03/31/2020 03/31/2019 Financial income 9 - 9 45 - 45 50 - 50 114 - 114 (29) 23 30 182 Financial revenues 14 - 14 48 - 48 (4,808) - (4,808) 3,978 - 3,978 17 68 (4,777) 4,094 Financial expenses (5) - (5) (3) - (3) 4,858 - 4,858 (3,864) - (3,864) (46) (45) 4,807 (3,912) Operating income 759 (2) 757 728 8 736 46 3 49 44 1 45 115 109 921 890 Revenues from premiums and contributions 1,048 (7) 1,041 1,125 (9) 1,116 3,191 (1) 3,190 3,396 (1) 3,395 654 629 4,885 5,140 Changes in technical provisions 40 4 44 (59) 4 (55) (3,120) - (3,120) (3,330) - (3,330) 1 1 (3,075) (3,384) Expenses with claims, benefits, redemptions and prize draws (330) 1 (3 29) (3 43) 13 (3 30) (24) 4 (2 0) (2 1) 2 (1 9) (5 44) (5 23) (893) (872) (4) - (4) (10) - (10) (1) - (1) (1) - (1) - (1) (5) (12) Selling expenses 5 - 5 15 - 15 - - - - - - 4 3 9 18 Other operating revenues and expenses Total income 768 (2) 766 773 8 781 96 3 99 158 1 159 86 132 951 1,072 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 109 c) Financial and operating income Insurance Pension plan Premium bonds Total 01/01 to 03/31/2020 01/01 to 03/31/2019 01/01 to 03/31/2020 01/01 to 03/31/2019 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld Direct Reinsurance Withheld Direct Reinsurance Withheld 03/31/2020 03/31/2019 03/31/2020 03/31/2019 Financial income 9 - 9 45 - 45 50 - 50 114 - 114 (29) 23 30 182 Financial revenues 14 - 14 48 - 48 (4,808) - (4,808) 3,978 - 3,978 17 68 (4,777) 4,094 Financial expenses (5) - (5) (3) - (3) 4,858 - 4,858 (3,864) - (3,864) (46) (45) 4,807 (3,912) Operating income 759 (2) 757 728 8 736 46 3 49 44 1 45 115 109 921 890 Revenues from premiums and contributions 1,048 (7) 1,041 1,125 (9) 1,116 3,191 (1) 3,190 3,396 (1) 3,395 654 629 4,885 5,140 Changes in technical provisions 40 4 44 (59) 4 (55) (3,120) - (3,120) (3,330) - (3,330) 1 1 (3,075) (3,384) Expenses with claims, benefits, redemptions and prize draws (330) 1 (3 29) (3 43) 13 (3 30) (24) 4 (2 0) (2 1) 2 (1 9) (5 44) (5 23) (893) (872) (4) - (4) (10) - (10) (1) - (1) (1) - (1) - (1) (5) (12) Selling expenses 5 - 5 15 - 15 - - - - - - 4 3 9 18 Other operating revenues and expenses Total income 768 (2) 766 773 8 781 96 3 99 158 1 159 86 132 951 1,072 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 109

Note 9 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this period, in March 2020, the parties signed an amendment to the agreement instrument to extend the adhesion period for another 60 months and, thus, to cover a greater number of savers and, consequently, increase the termination of lawsuits. For effectiveness and validity this amendment, it needs to be approved by the STF, which is expected to occur in the second quarter of 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 110 Note 9 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this period, in March 2020, the parties signed an amendment to the agreement instrument to extend the adhesion period for another 60 months and, thus, to cover a greater number of savers and, consequently, increase the termination of lawsuits. For effectiveness and validity this amendment, it needs to be approved by the STF, which is expected to occur in the second quarter of 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 110

II- Labor claims

Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

III- Other Risks

These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Below are the changes in civil, labor and other risks provisions:

	03/31/2020				12/31/2019
	Civil	Labor	Other Risks	Total	Total
Opening balance	**3,633**	**8,579**	**976**	**13,188**	**11,820**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	(216)	(980)	-	(1,196)	(1,183)
Subtotal	**3,417**	**7,599**	**976**	**11,992**	**10,637**
Monetary restatement / charges	36	136	-	172	1,146
Changes in the period reflected in results (Note 10f and 10h)	184	534	(18)	700	4,289
Increase (*)	260	588	-	848	4,937
Reversal	(76)	(54)	(18)	(148)	(648)
Payment	(271)	(457)	-	(728)	(4,080)
Subtotal	**3,366**	**7,812**	**958**	**12,136**	**11,992**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	210	966	-	1,176	1,196
Closing balance (Note 10d)	**3,576**	**8,778**	**958**	**13,312**	**13,188**
Closing balance at 12/31/2019	**3,633**	**8,579**	**976**	**13,188**	

(*) On 12/31/2019 includes the effects of the Voluntary Severance Program.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 111

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax arguments, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	03/31/2020			12/31/2019
	Legal obligation (Note 11c)	Tax Lawsuits (Note 10d)	Total	Total
Opening balance	**4,835**	**3,431**	**8,266**	**6,793**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	-	(68)	(68)	(68)
Subtotal	**4,835**	**3,363**	**8,198**	**6,725**
Monetary restatement / charges	36	34	70	779
Changes in the period reflected in results	10	(5)	5	843
Increase	18	9	27	1,135
Reversal	(8)	(14)	(22)	(292)
Payment	(1,368)	(70)	(1,438)	(151)
Subtotal	**3,513**	**3,322**	**6,835**	**8,196**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	-	70	70	70
Closing balance	**3,513**	**3,392**	**6,905**	**8,266**
Closing balance at 12/31/2019	**4,835**	**3,431**	**8,266**	

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,915: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 716;
- PIS and COFINS – Calculation Basis – R$ 641: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 613.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 112

c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,083 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 266 (R$ 251 at 12/31/2019). II - Tax proceedings: The tax proceedings of possible loss totaled R$ 29,074, and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 4,771: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,147: the deductibility of raising costs (Interbank Deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Activities – R$ 3,392: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,363: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,168: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,735: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,173: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 675: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 646: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 972 (R$ 978 at 12/31/2019) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 113 c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,083 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 266 (R$ 251 at 12/31/2019). II - Tax proceedings: The tax proceedings of possible loss totaled R$ 29,074, and the main cases are described below: · INSS – Non-compensatory Amounts – R$ 4,771: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,147: the deductibility of raising costs (Interbank Deposits rates) for funds that were capitalized between Group companies; · ISS – Banking Activities – R$ 3,392: the levy and/or payment place of ISS for certain banking revenues are discussed; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,363: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,168: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,735: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,173: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 675: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits; · IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 646: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. d) Accounts receivables – Reimbursement of provisions The receivables balance arising from reimbursements of contingencies totals R$ 972 (R$ 978 at 12/31/2019) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of: Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 113

	03/31/2020				12/31/2019
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 10a)	1,540	2,422	9,345	13,307	14,520
Quotas	636	412	83	1,131	1,148
Surety	61	65	3,137	3,263	3,223
Insurance bond	1,791	967	12,785	15,543	14,867
Guarantee by government securities	17	-	257	274	96
Total	**4,045**	**3,866**	**25,607**	**33,518**	**33,854**

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 114

Note 10 - Breakdown of accounts a) Other receivables 03/31/2020 12/31/2019 131,928 96,036 Foreign exchange portfolio (Note 10b) Negotiation and intermediation of securities 38,760 26,728 Escrow - contingencies, provisions and legal obligations (Note 9e) 13,307 14,520 Taxes and contributions for offsetting 10,010 10,993 Operations without credit granting characteristics, net of provisions 3,980 3,785 Income receivable 3,780 3,465 Sundry - in Brazil 1,755 2,860 Receivables from insurance and reinsurance operations 1,255 1,347 Sundry - foreign 2,783 646 Net amount receivables from reimbursement of provisions (Note 9d) 972 978 Post-employment benefits plan assets (Note 19e) 712 717 5,931 2,943 Other 215,173 165,018 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 115 Note 10 - Breakdown of accounts a) Other receivables 03/31/2020 12/31/2019 131,928 96,036 Foreign exchange portfolio (Note 10b) Negotiation and intermediation of securities 38,760 26,728 Escrow - contingencies, provisions and legal obligations (Note 9e) 13,307 14,520 Taxes and contributions for offsetting 10,010 10,993 Operations without credit granting characteristics, net of provisions 3,980 3,785 Income receivable 3,780 3,465 Sundry - in Brazil 1,755 2,860 Receivables from insurance and reinsurance operations 1,255 1,347 Sundry - foreign 2,783 646 Net amount receivables from reimbursement of provisions (Note 9d) 972 978 Post-employment benefits plan assets (Note 19e) 712 717 5,931 2,943 Other 215,173 165,018 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 115

b) Foreign exchange portfolio 03/31/2020 12/31/2019 Assets - other receivables (Note 10a) 131,928 96,036 Exchange purchase pending settlement – foreign currency 62,140 41,854 Bills of exchange and term documents – foreign currency 3 14 Exchange sale rights – local currency 70,148 54,424 (Advances received) – local currency (363) (256) Liabilities – other liabilities (Note 2a and Note 10d) 130,016 97,281 Exchange sales pending settlement – foreign currency 68,436 55,077 Liabilities from purchase of foreign currency – local currency 61,342 42,000 Other 238 204 Offsetting accounts 3,943 3,201 Outstanding import credits – foreign currency 1,937 1,641 Confirmed export credits – foreign currency 2,006 1,560 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 116 b) Foreign exchange portfolio 03/31/2020 12/31/2019 Assets - other receivables (Note 10a) 131,928 96,036 Exchange purchase pending settlement – foreign currency 62,140 41,854 Bills of exchange and term documents – foreign currency 3 14 Exchange sale rights – local currency 70,148 54,424 (Advances received) – local currency (363) (256) Liabilities – other liabilities (Note 2a and Note 10d) 130,016 97,281 Exchange sales pending settlement – foreign currency 68,436 55,077 Liabilities from purchase of foreign currency – local currency 61,342 42,000 Other 238 204 Offsetting accounts 3,943 3,201 Outstanding import credits – foreign currency 1,937 1,641 Confirmed export credits – foreign currency 2,006 1,560 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 116

c) Prepaid expenses 03/31/2020 12/31/2019 Publicity and advertising 424 531 Commissions related to software maintenance 604 528 Commissions 252 266 43 51 Related to payroll loans 14 14 Related to insurance and pension plan 13 21 Related to vehicle financing Other 182 180 Credit Card Operating Expenses 764 956 Legal Protection Insurance 125 116 Municipal Tax 97 11 Other 617 537 Total 2,883 2,945 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 117 c) Prepaid expenses 03/31/2020 12/31/2019 Publicity and advertising 424 531 Commissions related to software maintenance 604 528 Commissions 252 266 43 51 Related to payroll loans 14 14 Related to insurance and pension plan 13 21 Related to vehicle financing Other 182 180 Credit Card Operating Expenses 764 956 Legal Protection Insurance 125 116 Municipal Tax 97 11 Other 617 537 Total 2,883 2,945 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 117

d) Other liabilities - Sundry

	03/31/2020	12/31/2019
Foreign exchange portfolio (Note 10b)	130,016	97,281
Payment Transactions	29,247	38,566
Tax and social security obligations (Note 11c)	8,823	12,411
Provisions for civil, labor, other risks and tax lawsuits (Note 9b)	16,704	16,620
Negotiation and intermediation of securities	23,186	18,060
Collection and payment of taxes and contributions	5,661	232
Social and statutory	1,862	5,089
Transactions related to credit assignments (Note 6f)	1,853	2,451
Provisions for sundry payments	2,873	3,127
Sundry creditors - foreign	7,433	3,484
Sundry creditors - in Brazil	2,569	2,220
Personnel provision	1,813	1,646
Funds to be released	1,550	1,470
Liabilities for official agreements and rendering of payment services	1,157	1,114
Provision financial guarantees provided (Note 6c)	843	859
Post-employment benefits plan liabilities (Note 19e)	1,817	1,800
Other	1,453	1,461
Total	**238,860**	**207,891**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 118

e) Commissions and Banking Fees 01/01 to 01/01 to 03/31/2020 03/31/2019 Credit and debit cards 3,692 3,831 Current account services 2,053 1,969 Asset management 2,070 1,595 1,894 1,416 Funds Consortia 176 179 Ad 679 657 Credit operations and Financial guarantees provided 337 323 Credit operations 342 334 Financial guarantees provided Collection services 474 467 Advisory services and Brokerage 773 346 Custody services 137 116 Other 495 464 10,373 9,445 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 119 e) Commissions and Banking Fees 01/01 to 01/01 to 03/31/2020 03/31/2019 Credit and debit cards 3,692 3,831 Current account services 2,053 1,969 Asset management 2,070 1,595 1,894 1,416 Funds Consortia 176 179 Ad 679 657 Credit operations and Financial guarantees provided 337 323 Credit operations 342 334 Financial guarantees provided Collection services 474 467 Advisory services and Brokerage 773 346 Custody services 137 116 Other 495 464 10,373 9,445 Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 119

f) Personnel expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Compensation (2,362) (2,482) Employees’ profit sharing (948) (1,026) Social benefits (1,006) (962) Charges (779) (806) Labor claims and termination of employees (623) (431) Training (25) (47) Share-based payment (Note 15f) (52) (96) Total (5,795) (5,850) g) Other administrative expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Third-party services (1,187) (1,086) Data processing and telecommunications (921) (1,070) Installations (772) (787) Depreciation and amortization (940) (881) Advertising, promotions and publicity (261) (283) Financial system services (219) (193) Security (172) (193) Transportation (94) (88) Materials (68) (86) Travel expenses (52) (51) Other (268) (318) (4,954) (5,036) Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 120 f) Personnel expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Compensation (2,362) (2,482) Employees’ profit sharing (948) (1,026) Social benefits (1,006) (962) Charges (779) (806) Labor claims and termination of employees (623) (431) Training (25) (47) Share-based payment (Note 15f) (52) (96) Total (5,795) (5,850) g) Other administrative expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Third-party services (1,187) (1,086) Data processing and telecommunications (921) (1,070) Installations (772) (787) Depreciation and amortization (940) (881) Advertising, promotions and publicity (261) (283) Financial system services (219) (193) Security (172) (193) Transportation (94) (88) Materials (68) (86) Travel expenses (52) (51) Other (268) (318) (4,954) (5,036) Total Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 120

h) Other operating expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Selling - credit cards (1,209) (1,064) Operations without no credit granting characteristics, net of provision (86) (106) Amortization of goodwill (122) (143) Provision for lawsuits (Note 9b) (180) 104 Civil (184) 31 Tax and social security obligations (14) (9) Other 18 82 Claims (138) (119) Refund of interbank costs (73) (70) Other (398) (471) Total (2,206) (1,869) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 121 h) Other operating expenses 01/01 to 01/01 to 03/31/2020 03/31/2019 Selling - credit cards (1,209) (1,064) Operations without no credit granting characteristics, net of provision (86) (106) Amortization of goodwill (122) (143) Provision for lawsuits (Note 9b) (180) 104 Civil (184) 31 Tax and social security obligations (14) (9) Other 18 82 Claims (138) (119) Refund of interbank costs (73) (70) Other (398) (471) Total (2,206) (1,869) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 121

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income [(1)]	20.00%
PIS [(2)]	0.65%
COFINS [(2)]	4.00%
ISS up to	5.00%

(1) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

(2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation:

Due on operations for the period	01/01 to 03/31/2020	01/01 to 03/31/2019
Income before income tax and social contribution	**(9,191)**	**9,861**
Charges (income tax and social contribution) at the rates in effect	4,136	(3,944)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	62	95
Foreign exchange variations on investments abroad	6,456	(72)
Interest on capital	726	862
Other nondeductible expenses net of non taxable income [(*)]	(15,752)	1,102
Income tax and social contribution expenses	**(4,372)**	**(1,957)**
Related to temporary differences		
Increase / (reversal) for the period	17,031	(1,018)
Increase / (reversal) of prior periods	-	6
(Expenses) / Income from deferred taxes	**17,031**	**(1,012)**
Total income tax and social contribution expenses	**12,659**	**(2,969)**

(*) Includes temporary (additions) and exclusions.

II - Tax expenses:

	01/01 to 03/31/2020	01/01 to 03/31/2019
PIS and COFINS	65	(1,362)
ISS	(355)	(318)
Other	(259)	(142)
Total	**(549)**	**(1,822)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (68) (R$ (109) from 01/01 to 03/31/2019) and are mainly composed of PIS and COFINS.

III -Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The results of these transactions are included in the calculation base of income tax and social contribution, in accordance with their nature, but the foreign exchange variations on investments abroad are not included, pursuant to the tax legislation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 122

b) Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Origin		Deferred Tax Assets			
	03/31/2020	12/31/2019	12/31/2019	Realization / Reversal	Increase	03/31/2020
Reflected in income			**44,171**	**(4,781)**	**22,413**	**61,803**
Provision for loan losses	67,218	59,790	25,941	(967)	4,209	29,183
Related to tax losses and social contribution loss carryforwards			2,142	-	1,403	3,545
Provision for profit sharing	1,974	5,174	2,162	(2,162)	865	865
Provision for devaluation of securities with permanent impairment	2,601	3,019	1,359	(254)	66	1,171
Adjustments to fair value of Trading securities and Derivative financial instruments	28,381	164	73	(73)	14,144	14,144
Adjustments of operations carried out on the futures settlement market	231	191	88	(88)	109	109
Goodwill on purchase of investments	1,356	1,356	353	(5)	5	353
Provision	14,367	14,232	6,208	(368)	439	6,279
Civil lawsuits	3,366	3,418	1,413	(129)	105	1,389
Labor claims	7,609	7,383	3,251	(201)	314	3,364
Tax and social security obligations	3,392	3,431	1,544	(38)	20	1,526
Legal liabilities	1,568	1,755	723	(574)	497	646
Provision related to health insurance operations	875	870	348	-	2	350
Other non-deductible provisions	11,882	10,938	4,774	(290)	674	5,158
Reflected in stockholders' equity			**1,762**	**(270)**	**1,317**	**2,809**
Adjustments to fair value of available for sale securities	2,853	107	47	-	1,314	1,361
Cash flow hedge	2,116	2,641	1,315	(262)	2	1,055
Post-employment benefits	873	891	400	(8)	1	393
Total (1) (2)	**136,295**	**101,128**	**45,933**	**(5,051)**	**23,730**	**64,612**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**63**	**(3)**	**-**	**60**

(1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(2) At 12/31/2019, deferred tax assets balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 2,670.

For ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 949 (R$ 304 at 12/31/2019) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 713 (R$ 112 at 12/31/2019), Administrative provisions of R$ 38 (R$ 66 at 12/31/2019), Provisions for legal, Tax and social security risks of R$ 92 (R$ 71 at 12/31/2019), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 21 (R$ 17 at 12/31/2019) and Adjustments to fair value of trading securities and Derivative financial instruments of R$ 48.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 123

II - Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2019	Realization / Reversal	Increase	03/31/2020
Reflected in income	**5,478**	**(3,030)**	**2,164**	**4,612**
Depreciation in excess – leasing	202	(25)	-	177
Restatement of escrow deposits for legal obligations and provision	1,531	(130)	8	1,409
Post-employment benefits	282	(60)	3	225
Adjustments to fair value of trading securities and derivative financial instruments	1,256	(1,256)	154	154
Adjustments of operations carried out on the future settlement market	1,460	(1,460)	1,670	1,670
Taxation of results abroad – capital gains	1	-	-	1
Other	746	(99)	329	976
Reflected in stockholders' equity	**816**	**(498)**	**7**	**325**
Adjustments to fair value of available for sale securities	807	(498)	6	315
Post-employment benefits	9	-	1	10
Total	**6,294**	**(3,528)**	**2,171**	**4,937**

At ITAÚ UNIBANCO HOLDING, Provisions for Deferred Income Tax and Social Contribution totaled R$ 197 (R$ 205 at 12/31/2019) and are mainly represented by Restatement of escrow deposits for legal obligations and contingent liabilities of R$ 6 (R$ 5 at 12/31/2019), Adjustments to fair value of trading securities and derivative financial instruments of R$ 1 (R$ 104 at 12/31/2019) and Temporary adjustments on differences between accounting GAAP in interest abroad of R$183 (R$ 91 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 124

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2020 12,848 21% 1 ,912 54% 14,760 23% 60 100% (1,772) 36% 1 3,048 22% 2021 16,081 27% 525 15% 16,606 26% - 0% (168) 3% 16,438 27% 2022 1 6,568 27% 279 8% 16,847 26% - 0% (125) 3% 16,722 28% 2023 6 ,276 10% 263 7% 6,539 10% - 0% (84) 2% 6 ,455 11% 2024 2 ,510 4% 244 7% 2,754 4% - 0% (205) 4% 2 ,549 4% acima de 2024 6,784 11% 322 9% 7 ,106 11% - 0% (2,583) 52% 4,523 8% Total 61,067 100% 3 ,545 100% 64,612 100% 60 100% (4,937) 100% 59,735 100% 58,608 3,437 62,045 59 (4,605) 5 7,499 Valor Presente (*) (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At 03/31/2020, deferred tax assets not accounted for correspond to R$ 781 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 125 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2020 12,848 21% 1 ,912 54% 14,760 23% 60 100% (1,772) 36% 1 3,048 22% 2021 16,081 27% 525 15% 16,606 26% - 0% (168) 3% 16,438 27% 2022 1 6,568 27% 279 8% 16,847 26% - 0% (125) 3% 16,722 28% 2023 6 ,276 10% 263 7% 6,539 10% - 0% (84) 2% 6 ,455 11% 2024 2 ,510 4% 244 7% 2,754 4% - 0% (205) 4% 2 ,549 4% acima de 2024 6,784 11% 322 9% 7 ,106 11% - 0% (2,583) 52% 4,523 8% Total 61,067 100% 3 ,545 100% 64,612 100% 60 100% (4,937) 100% 59,735 100% 58,608 3,437 62,045 59 (4,605) 5 7,499 Valor Presente (*) (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV- At 03/31/2020, deferred tax assets not accounted for correspond to R$ 781 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 125

c) Tax and social security obligations 03/31/2020 12/31/2019 Taxes and contributions on income payable 2,465 4,995 Other Taxes and Contributions payable 2,845 2,581 Legal liabilities (Note 9b IV) 3,513 4,835 Total (Note 10d) 8,823 12,411 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 426 (R$ 201 at 12/31/2019) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 410 (R$ 185 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 126 c) Tax and social security obligations 03/31/2020 12/31/2019 Taxes and contributions on income payable 2,465 4,995 Other Taxes and Contributions payable 2,845 2,581 Legal liabilities (Note 9b IV) 3,513 4,835 Total (Note 10d) 8,823 12,411 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security obligations totals R$ 426 (R$ 201 at 12/31/2019) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 410 (R$ 185 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 126

Note 12 - Investments - Change of investments - ITAÚ UNIBANCO HOLDING (1)

Companies	Functional currency	Balance at 12/31/2019 – Book value – Stockholders' equity	Balance at 12/31/2019 – Book value – Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Balance at 12/31/2019 – Book value – Adjustments to investor criteria (2)	Balance at 12/31/2019 – Unrealized results	Balance at 12/31/2019 – Goodwill	Balance at 12/31/2019 – Total	Changes 01/01 at 03/31/2020 – Amortization of goodwill	Changes 01/01 at 03/31/2020 – Dividends paid/accrued (3)	Changes – Equity in earnings of subsidiaries – Net Income / (Loss) for the period	Changes – Equity in earnings of subsidiaries – Adjustments to investor criteria (2)	Changes – Equity in earnings of subsidiaries – Unrealized results and other	Changes – Equity in earnings of subsidiaries – Total (4)	Changes – Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Changes – Adjustments in marketable securities of subsidiaries and other	Changes – Corporate Events (5)	Balance at 03/31/2020	Equity in earnings of subsidiaries from 01/01 to 03/31/2019
In Brazil		**105,107**	**(202)**	**912**	**(83)**	**-**	**105,734**	**-**	**-**	**303**	**(27)**	**2**	**278**	**1,273**	**(1,905)**	**-**	**105,380**	**5,876**
Itaú Unibanco S.A.		86,858	(194)	830	(43)	-	87,451	-	-	366	(25)	9	350	1,270	(1,633)	-	87,438	5,079
Banco Itaucard S.A.		11,239	(4)	7	(40)	-	11,202	-	-	(558)	-	(7)	(565)	1	(187)	-	10,451	546
Banco Itaú BBA S.A.		2,866	(4)	64	-	-	2,926	-	-	255	(2)	-	253	2	(85)	-	3,096	123
Itaú Consult. de Valores Mobiliários e Part. S.A.		2,642	-	-	-	-	2,642	-	-	104	-	-	104	-	-	-	2,746	63
Itaú Corretora de Valores S.A.		1,502	-	11	-	-	1,513	-	-	136	-	-	136	-	-	-	1,649	65
Foreign		**8,200**	**(435)**	**-**	**(9)**	**282**	**8,038**	**(11)**	**(1,101)**	**589**	**-**	**-**	**589**	**856**	**(18)**	**(700)**	**7,653**	**163**
Itaú Corpbanca	Chilean peso	3,689	(144)	-	-	282	3,827	(11)	(168)	(14)	-	1	(13)	470	(14)	-	4,091	-
BICSA Holdings, Ltd.	Chilean peso	2,166	(78)	-	(9)	-	2,079	-	(933)	157	-	(1)	156	165	-	(700)	767	(17)
Banco Itaú Uruguay S.A.	Uruguayan peso	2,016	(182)	-	-	-	1,834	-	-	374	-	-	374	190	(4)	-	2,394	133
OCA S.A.	Uruguayan peso	329	(31)	-	-	-	298	-	-	72	-	-	72	31	-	-	401	47
Grand total		**113,307**	**(637)**	**912**	**(92)**	**282**	**113,772**	**(11)**	**(1,101)**	**892**	**(27)**	**2**	**867**	**2,129**	**(1,923)**	**(700)**	**113,033**	**6,039**

(1) Itaú Unibanco Holding S.A. – Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 392 (R$ 8 from 01/01 to 03/31/2019) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income;

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies;

(3) Dividends approved and not paid are recorded as Dividends receivable;

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 14,922 (R$ (89) from 01/01 to 03/31/2019).

(5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss) for the period	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Common	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Preferred	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Quotas	Equity share in capital 03/31/2020 (%) – Voting	Equity share in capital 03/31/2020 (%) – Share
In Brazil								
Itaú Unibanco S.A.	61,925	87,474	367	2,932,936,995	2,840,549,071	-	100.00	100.00
Banco Itaucard S.A.	4,608	10,498	(558)	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,490	3,096	255	4,474,435	4,474,436	-	99.99	99.99
Itaú Consult. de Valores Mobiliários e Part. S.A.	1,329	2,746	104	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802	1,649	136	27,482,523	811,503	-	99.99	99.99
Foreign								
Itaú CorpBanca	11,352	17,011	(63)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, Ltd.	940	777	157	-	-	180,860,746	99.99	99.99
Banco Itaú Uruguay S.A.	530	2,395	374	4,465,133,954	-	-	100.00	100.00
OCA S.A.	18	401	72	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 127

Note 13 - Fixed assets for use

Fixed assets for use[*]	Fixed assets under construction	Real estate for use		Other fixed assets for use					Total
		Land	Buildings	Improvements	Installations for use	Furniture and equipment for use	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**733**	**898**	**2,970**	**2,498**	**1,730**	**1,169**	**7,148**	**1,335**	**18,481**
Acquisitions	117	1	2	18	3	9	127	12	289
Disposals	(17)	(21)	(41)	(2)	(5)	(8)	(133)	-	(227)
Exchange variation	-	2	12	95	12	47	73	8	249
Transfers	(71)	-	30	34	7	-	-	-	-
Other	2	(8)	(15)	(40)	(4)	(4)	232	8	171
Balance at 03/31/2020	**764**	**872**	**2,958**	**2,603**	**1,743**	**1,213**	**7,447**	**1,363**	**18,963**
Depreciation									
Balance at 12/31/2019	**-**	**-**	**(1,816)**	**(1,699)**	**(1,148)**	**(831)**	**(5,565)**	**(983)**	**(12,042)**
Depreciation expenses	-	-	(19)	(44)	(33)	(20)	(195)	(31)	(342)
Disposals	-	-	36	2	3	8	107	-	156
Exchange variation	-	-	(6)	(60)	(8)	(32)	(51)	(7)	(164)
Other	-	-	12	41	3	(26)	(211)	(8)	(189)
Balance at 03/31/2020	**-**	**-**	**(1,793)**	**(1,760)**	**(1,183)**	**(901)**	**(5,915)**	**(1,029)**	**(12,581)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	(27)	-	**(27)**
Increase	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 03/31/2020	**-**	**-**	**-**	**-**	**-**	**-**	**(27)**	**-**	**(27)**
Book value									
Balance at 03/31/2020	**764**	**872**	**1,165**	**843**	**560**	**312**	**1,505**	**334**	**6,355**
Balance at 12/31/2019	**733**	**898**	**1,154**	**799**	**582**	**338**	**1,556**	**352**	**6,412**

(*) The contractual commitments for the purchase of the fixed assets totaled R$ 62, achievable by 2020.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 128

Note 14 - Goodwill and Intangible assets

	Goodwill and intagible from acquisition	Intangible assets [(1)]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(2)]	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**10,894**	**2,508**	**5,751**	**5,716**	**2,917**	**27,786**
Acquisitions	278	-	226	356	98	958
Disposals	-	-	(70)	-	(3)	(73)
Exchange variation	990	71	387	-	170	1,618
Other	4	(4)	5	-	-	5
Balance at 03/31/2020	**12,166**	**2,575**	**6,299**	**6,072**	**3,182**	**30,294**
Amortization						
Balance at 12/31/2019	**(5,051)**	**(1,048)**	**(3,092)**	**(2,497)**	**(1,230)**	**(12,918)**
Amortization expenses [(3)]	(318)	(58)	(173)	(204)	(107)	(860)
Disposals	-	-	70	-	3	73
Exchange variation	(418)	(28)	(194)	-	(147)	(787)
Other	(4)	4	(2)	(13)	-	(15)
Balance at 03/31/2020	**(5,791)**	**(1,130)**	**(3,391)**	**(2,714)**	**(1,481)**	**(14,507)**
Impairment (Note 10h)						
Balance at 12/31/2019	-	-	**(171)**	**(370)**	-	**(541)**
Increase	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Exchange variation	-	-	-	-	-	-
Balance at 03/31/2020	-	-	**(171)**	**(370)**	-	**(541)**
Book value						
Balance at 03/31/2020	**6,375**	**1,445**	**2,737**	**2,988**	**1,701**	**15,246**
Balance at 12/31/2019	**5,843**	**1,459**	**2,488**	**2,849**	**1,687**	**14,326**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 180 achievable by 2020;

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (157) (R$ (121) from 01/01 to 03/31/2019) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 129

Note 15 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2020 Number Amount Common Preferred Total Residents in Brazil at 12/31/2019 4,931,023,416 1 ,665,657,332 6 ,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 3 1,782 Shares of capital stock at 12/31/2019 4,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Shares of capital stock at 03/31/2020 4 ,958,290,359 4,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 03/31/2020 4 ,925,351,482 1 ,808,270,897 6,733,622,379 6 6,723 Residents abroad at 03/31/2020 3 2,938,877 3 ,037,574,092 3,070,512,969 3 0,425 (1) - 58,533,585 58,533,585 (1,274) Treasury shares at 12/31/2019 Result of delivery of treasure shares - (16,657,293) (16,657,293) 362 (1) Treasury shares at 03/31/2020 - 41,876,292 41,876,292 (912) Outstanding shares at 03/31/2020 4,958,290,359 4 ,803,968,697 9 ,762,259,056 4 ,958,290,359 4,787,311,404 9,745,601,763 Outstanding shares at 12/31/2019 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares. 01/01 to 03/31/2020 Cost / Market value Common Preferred Average cost - 21.76 Market value at 03/31/2020 22 .08 23 .09 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 130 Note 15 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2020 Number Amount Common Preferred Total Residents in Brazil at 12/31/2019 4,931,023,416 1 ,665,657,332 6 ,596,680,748 65,366 Residents abroad at 12/31/2019 27,266,943 3,180,187,657 3,207,454,600 3 1,782 Shares of capital stock at 12/31/2019 4,958,290,359 4 ,845,844,989 9 ,804,135,348 9 7,148 Shares of capital stock at 03/31/2020 4 ,958,290,359 4,845,844,989 9 ,804,135,348 9 7,148 Residents in Brazil at 03/31/2020 4 ,925,351,482 1 ,808,270,897 6,733,622,379 6 6,723 Residents abroad at 03/31/2020 3 2,938,877 3 ,037,574,092 3,070,512,969 3 0,425 (1) - 58,533,585 58,533,585 (1,274) Treasury shares at 12/31/2019 Result of delivery of treasure shares - (16,657,293) (16,657,293) 362 (1) Treasury shares at 03/31/2020 - 41,876,292 41,876,292 (912) Outstanding shares at 03/31/2020 4,958,290,359 4 ,803,968,697 9 ,762,259,056 4 ,958,290,359 4,787,311,404 9,745,601,763 Outstanding shares at 12/31/2019 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares. 01/01 to 03/31/2020 Cost / Market value Common Preferred Average cost - 21.76 Market value at 03/31/2020 22 .08 23 .09 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 130

b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. The dividends calculated in the period totaled R$ 850 corresponding to 25% of consolidated net income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 131 b) Dividends Shareholders are entitled to a minimum mandatory dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. The dividends calculated in the period totaled R$ 850 corresponding to 25% of consolidated net income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 131

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 03/31/2020 12/31/2019 Capital reserves 1,671 1,979 Premium on subscription of shares 284 284 Share-based payment plan 1,386 1,694 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves 26,508 34,846 (1) Legal 11,420 11,326 (2) Statutory 15,088 13,709 (3) Special profit reserves - 9,811 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 ITAÚ UNIBANCO HOLDING 1,880 6 ,500 1 23,889 132,244 Amortization of goodwill 18 35 (268) (2 58) Conversion adjustments of foreign investments (Note 3s) 1 ,503 175 3 1 Foreign exchange variations of investments 17 - - - Hedge of net investments in foreign operations 2,694 305 3 1 Tax effects – hedge of net investments in foreign operations (1 ,208) (130) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 3,401 6,710 123,624 1 31,987 e) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 Itaú CorpBanca (Note 2c) 10,166 9,428 17 (2) Itaú CorpBanca Colombia S.A. (Note 2c) 419 403 - (25) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 526 487 (39) (34) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 430 420 (10) (16) Other 100 123 (13) (13) Total 11,641 10,861 (45) (90) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 132 c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING 03/31/2020 12/31/2019 Capital reserves 1,671 1,979 Premium on subscription of shares 284 284 Share-based payment plan 1,386 1,694 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves 26,508 34,846 (1) Legal 11,420 11,326 (2) Statutory 15,088 13,709 (3) Special profit reserves - 9,811 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 12/31/2019. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 ITAÚ UNIBANCO HOLDING 1,880 6 ,500 1 23,889 132,244 Amortization of goodwill 18 35 (268) (2 58) Conversion adjustments of foreign investments (Note 3s) 1 ,503 175 3 1 Foreign exchange variations of investments 17 - - - Hedge of net investments in foreign operations 2,694 305 3 1 Tax effects – hedge of net investments in foreign operations (1 ,208) (130) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 3,401 6,710 123,624 1 31,987 e) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 03/31/2019 Itaú CorpBanca (Note 2c) 10,166 9,428 17 (2) Itaú CorpBanca Colombia S.A. (Note 2c) 419 403 - (25) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 526 487 (39) (34) Luizacred S.A. Soc. de Crédito, Financiamento e Investimento 430 420 (10) (16) Other 100 123 (13) (13) Total 11,641 10,861 (45) (90) Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 132

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 03/31/2020	01/01 to 03/31/2019
Partner Plan (Note 10f)	(52)	(96)
Share-based plan	(92)	(111)
Total	**(144)**	**(207)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 03/31/2020	01/01 to 03/31/2019
	Quantity	Quantity
Opening balance	**39,305,211**	**48,871,182**
New	10,473,405	7,966,558
Delivered	(11,408,109)	(15,480,748)
Cancelled	-	(55,111)
Closing balance	**38,370,507**	**41,301,881**
Weighted average of remaining contractual life (years)	**2.46**	**2.36**
Market value weighted average (R$)	**23.37**	**25.49**

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 133

II - Variable Compensation

In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive's permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 03/31/2020	01/01 to 03/31/2019
	Quantity	Quantity
Opening balance	**20,220,934**	**25,016,145**
New	11,016,653	8,260,102
Delivered	(10,302,620)	(13,934,827)
Cancelled	(9,763)	(11,999)
Closing balance	**20,925,204**	**19,329,421**
Market value weighted average (R$)	**33.75**	**37.66**

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING had a Stock Option Plan ("Simple Options"), which was discontinued, and the last options were vested in 2019.

Simple options have the following characteristics:

a) **Exercise price:** calculated as the average price of shares in the last three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.

Change in the Simple options plan

	01/01 to 03/31/2020		01/01 to 03/31/2019	
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	-	-	**3,089,599**	**22.11**
Options vested at the end of the period	-	-	3,089,599	22.11
Options:				
Canceled / Forfeited (*)	-	-	(15,590)	29.51
Exercised	-	-	(518,953)	21.84
Closing balance	-	-	**2,555,056**	**22.30**
Options vested at the end of the period	-	-	2,555,056	22.30
Range of exercise prices		-		22.30
Weighted average of the remaining contractual life (in years)		-		0.75
Market value weighted average (R$)		-		**37.55**

(*) Refers to non-vesting based on the beneficiary's decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 134

Note 16 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.; (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute; (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 135 Note 16 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2b), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.; (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute; (3) Entity merged into Itaú para Educação e Cultura Foundation. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 135

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate Annual rate 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 12/31/2019 03/31/2020 03/31/2019 03/31/2020 03/31/2019 Interbank investments 74,788 51,077 803 1 ,260 - 1,000 - - Itaú Unibanco S.A. 3.65% 6 ,026 6 ,724 67 724 - - - - 5.83% to 6.36% Itaú Unibanco S.A. Grand Cayman Branch 14,428 11,165 187 158 - - - - Itaú Unibanco S.A. Nassau Branch 2.52% to 6.50% 54,334 33,188 549 378 - - - - Other - - - - - 1 ,000 - - Loans - - - - 959 83 13 13 2.35% to 6% / 2% CDI Alpargatas S.A. - - - - 416 30 11 1 Duratex S.A. - - - - CDI + 1.45% 501 - 1 - Other - - - - 113% CDI 42 53 1 12 Derivative financial instruments - assets and liabilities - - - (9 4) 123 99 (2) - Investment funds - - - (9 4) 123 99 (2) - Deposits - - - (1 29) - - - - Itaú Unibanco S.A. Nassau Branch - - - (1 29) - - - - Deposits received under securities repurchase agreements - - - - (8 61) (374) (28) (2) 76% to 97.5% CDI Duratex S.A. - - - - (1 45) (4 3) (1) - Other - - - - 75% to 101% CDI / 3.5% to 3.55% (7 16) (331) (26) (2) Amounts receivable from (payable to) related companies / Commissions and fees and other (4 07) (3 6) (3) - (1 17) (151) 9 15 administrative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. - - - - (25) (4 6) 3 2 Itaú Unibanco Foundation - Supplementary Pensions - - - - (93) (93) 11 13 Itaú Unibanco S.A. Nassau Branch (406) (3 5) - 3 - - - - Itaúsa Investimentos Itaú S.A. - - - - 1 1 2 2 Olímpia Promoção e Serviços S.A. - - - - (5) (5) (9) (6) Other (1) (1) (3) (3) 5 (8) 2 4 Rent revenues (expenses) - - - - - - (9) (12) FUNBEP - Multisponsored Association - - - - - - (1) (2) Itaú Unibanco Foundation - Supplementary Pensions - - - - - - (8) (9) Other - - - - - - - (1) Donation expenses - - - - - - - (35) Itaú para Educação e Cultura Foundation - - - - - - - (3 5) Sponsorship expenses - - - - 20 29 (3) (4) Itaú Cubo Coworking Association - - - - 20 29 (3) (4) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED, present Assets of R$ 49, Liabilities of R$ (6,272) and Result of R$ 146 (R$ 49, R$ (5,758) at 12/31/2019 and R$ (11) from 01/01 to 03/31/2019, respectively). In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1) (R$ (2) from 01/01 to 03/31/2019) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 136 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate Annual rate 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2020 12/31/2019 03/31/2020 12/31/2019 03/31/2020 03/31/2019 03/31/2020 03/31/2019 Interbank investments 74,788 51,077 803 1 ,260 - 1,000 - - Itaú Unibanco S.A. 3.65% 6 ,026 6 ,724 67 724 - - - - 5.83% to 6.36% Itaú Unibanco S.A. Grand Cayman Branch 14,428 11,165 187 158 - - - - Itaú Unibanco S.A. Nassau Branch 2.52% to 6.50% 54,334 33,188 549 378 - - - - Other - - - - - 1 ,000 - - Loans - - - - 959 83 13 13 2.35% to 6% / 2% CDI Alpargatas S.A. - - - - 416 30 11 1 Duratex S.A. - - - - CDI + 1.45% 501 - 1 - Other - - - - 113% CDI 42 53 1 12 Derivative financial instruments - assets and liabilities - - - (9 4) 123 99 (2) - Investment funds - - - (9 4) 123 99 (2) - Deposits - - - (1 29) - - - - Itaú Unibanco S.A. Nassau Branch - - - (1 29) - - - - Deposits received under securities repurchase agreements - - - - (8 61) (374) (28) (2) 76% to 97.5% CDI Duratex S.A. - - - - (1 45) (4 3) (1) - Other - - - - 75% to 101% CDI / 3.5% to 3.55% (7 16) (331) (26) (2) Amounts receivable from (payable to) related companies / Commissions and fees and other (4 07) (3 6) (3) - (1 17) (151) 9 15 administrative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. - - - - (25) (4 6) 3 2 Itaú Unibanco Foundation - Supplementary Pensions - - - - (93) (93) 11 13 Itaú Unibanco S.A. Nassau Branch (406) (3 5) - 3 - - - - Itaúsa Investimentos Itaú S.A. - - - - 1 1 2 2 Olímpia Promoção e Serviços S.A. - - - - (5) (5) (9) (6) Other (1) (1) (3) (3) 5 (8) 2 4 Rent revenues (expenses) - - - - - - (9) (12) FUNBEP - Multisponsored Association - - - - - - (1) (2) Itaú Unibanco Foundation - Supplementary Pensions - - - - - - (8) (9) Other - - - - - - - (1) Donation expenses - - - - - - - (35) Itaú para Educação e Cultura Foundation - - - - - - - (3 5) Sponsorship expenses - - - - 20 29 (3) (4) Itaú Cubo Coworking Association - - - - 20 29 (3) (4) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED, present Assets of R$ 49, Liabilities of R$ (6,272) and Result of R$ 146 (R$ 49, R$ (5,758) at 12/31/2019 and R$ (11) from 01/01 to 03/31/2019, respectively). In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (1) (R$ (2) from 01/01 to 03/31/2019) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 136

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 03/31/2020 03/31/2019 Fees (127) (138) Profit sharing (22) (92) Post-employment benefits (4) (4) Share-based payment plan (49) (81) (315) Total (202) Total amounts related to stock-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 137 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 03/31/2020 03/31/2019 Fees (127) (138) Profit sharing (22) (92) Post-employment benefits (4) (4) Share-based payment plan (49) (81) (315) Total (202) Total amounts related to stock-based payment plan, personnel expenses and post-employment benefits is detailed in Notes 15f, 10f and 19, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 137

Note 17 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		03/31/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Assets					
Cash and cash equivalents	(a)	71,881	71,881	62,152	62,152
Central Bank of Brazil Deposits	(a)	67,772	67,772	91,248	91,248
Money market	(a)	265,214	265,214	197,786	197,786
Interbank deposits	(b)	50,956	51,161	34,576	34,616
Trading securities	(c)	308,309	308,309	303,994	303,994
Available for sale securities	(c)	162,660	162,660	163,510	163,510
Held to maturity securities	(c)	53,379	55,637	36,106	39,215
Derivatives financial instruments	(c)	81,637	81,637	41,676	41,676
Loan, lease and other credit operations	(d)	638,856	647,174	582,158	591,429
(Provision for loan losses)		(46,240)	(46,240)	(38,888)	(38,888)
Liabilities					
Deposits	(b)	606,750	606,796	507,060	507,111
Deposits received under securities repurchase agreements	(a)	313,540	313,540	269,838	269,838
Funds from acceptances and issuance of securities	(b)	154,146	154,170	143,569	143,663
Borrowings and onlending	(b)	94,909	94,959	76,393	76,479
Derivatives financial instruments	(c)	87,909	87,909	47,815	47,815
Subordinated debts	(b)	76,255	74,622	59,462	61,428
Financial guarantees		843	843	859	859

(*) In this quarter, the result of Derivative Financial Instruments, as well as Adjustment to Fair Value of Securities (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 22).

The methods and assumptions used to estimate the fair value are defined below:

a) **Cash and cash equivalents, Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

b) **Interbank deposits, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debts** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives Financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

- **Swaps:** The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Derivatives:** They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 138

d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 139 d) Loan, lease and other credit operations – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. Trading securities and Available for sale securities Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING CONSOLIDATED does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 139

Distribution by Levels

The following table presents the breakdown of fair value hierarchy levels.

	03/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading securities	94,795	212,833	681	308,309	87,925	215,591	478	303,994
Government securities - Brazil	86,590	4,957	-	91,547	79,927	3,444	-	83,371
Financial treasury bills	32,935	-	-	32,935	32,096	-	-	32,096
National treasury bills	16,276	-	-	16,276	17,628	-	-	17,628
National treasury notes	33,534	4,957	-	38,491	26,492	3,444	-	29,936
Brazilian external debt bonds	3,845	-	-	3,845	3,711	-	-	3,711
Government securities - abroad	3,598	-	-	3,598	1,576	-	-	1,576
Argentina	764	-	-	764	317	-	-	317
Chile	534	-	-	534	488	-	-	488
Colombia	1,212	-	-	1,212	409	-	-	409
United States	839	-	-	839	141	-	-	141
Mexico	22	-	-	22	58	-	-	58
Paraguay	3	-	-	3	2	-	-	2
Peru	7	-	-	7	9	-	-	9
Uruguay	217	-	-	217	152	-	-	152
Corporate securities	4,607	9,227	681	14,515	6,422	7,617	478	14,517
Shares	1,729	429	-	2,158	2,875	424	-	3,299
Bank deposit certificates	1	843	-	844	1	453	-	454
Real estate receivables certificates	-	-	68	68	-	-	396	396
Fund quotas	**1,425**	**2,601**	**-**	**4,026**	**318**	**3,682**	**-**	**4,000**
Credit rights	-	1,649	-	1,649	-	2,864	-	2,864
Fixed income	23	825	-	848	23	799	-	822
Variable income	1,402	127	-	1,529	295	19	-	314
Debentures	1,321	524	351	2,196	1,231	782	58	2,071
Eurobonds and other	131	2,976	162	3,269	1,997	79	6	2,082
Financial bills	-	1,819	-	1,819	-	2,101	-	2,101
Other	-	35	100	135	-	96	18	114
PGBL / VGBL fund quotas	-	198,649	-	198,649	-	204,530	-	204,530
Available for sale securities	96,984	58,154	7,522	162,660	100,878	53,142	9,490	163,510
Government securities - Brazil	50,040	1,146	186	51,372	58,105	853	192	59,150
Financial treasury bills	18	-	-	18	249	-	-	249
National treasury bills	16,057	-	-	16,057	18,517	-	-	18,517
National treasury notes	23,629	1,146	-	24,775	27,242	853	-	28,095
National treasury / securitization	-	-	186	186	-	-	192	192
Brazilian external debt bonds	10,336	-	-	10,336	12,097	-	-	12,097
Government securities - abroad	42,121	-	-	42,121	37,184	-	-	37,184
Germany	29	-	-	29	23	-	-	23
Chile	15,629	-	-	15,629	11,832	-	-	11,832
Colombia	5,123	-	-	5,123	3,877	-	-	3,877
Korea	3,425	-	-	3,425	3,427	-	-	3,427
Spain	4,980	-	-	4,980	4,984	-	-	4,984
United States	2,205	-	-	2,205	2,837	-	-	2,837
Italy	-	-	-	-	329	-	-	329
Mexico	7,702	-	-	7,702	7,552	-	-	7,552
Paraguay	2,632	-	-	2,632	1,781	-	-	1,781
Uruguay	396	-	-	396	542	-	-	542
Corporate securities	4,823	57,008	7,336	69,167	5,589	52,289	9,298	67,176
Shares	153	2,502	-	2,655	184	2,492	-	2,676
Rural product note	-	5,996	132	6,128	-	3,976	1,444	5,420
Bank deposit certificates	-	404	-	404	-	2,373	53	2,426
Real estate receivables certificates	-	-	1,047	1,047	-	-	1,243	1,243
Fixed income fund quotas	-	269	-	269	-	231	-	231
Debentures	4,513	39,271	2,396	46,180	3,813	35,415	6,011	45,239
Eurobonds and other	157	3,066	1,576	4,799	1,592	1,814	254	3,660
Mortgage notes	-	339	-	339	-	339	-	339
Promissory notes	-	4,530	1,782	6,312	-	4,712	282	4,994
Other	-	631	403	1,034	-	937	11	948

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	03/31/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	26	81,335	276	81,637	14	41,559	103	41,676
Swap contracts – Adjustment receivable	-	44,994	149	45,143	-	26,426	32	26,458
Option contracts	-	13,843	127	13,970	-	8,347	71	8,418
Forward contracts	-	3,582	-	3,582	-	2,012	-	2,012
Credit derivatives	-	1,877	-	1,877	-	167	-	167
NDF - Non Deliverable Forwards	-	16,269	-	16,269	-	4,446	-	4,446
Other derivative financial instruments	26	770	-	796	14	161	-	175
Liabilities	(27)	(87,714)	(168)	(87,909)	(7)	(47,723)	(85)	(47,815)
Swap contracts – Adjustment payable	-	(54,289)	(112)	(54,401)	-	(32,881)	(46)	(32,927)
Option contracts	-	(15,631)	(56)	(15,687)	-	(8,994)	(39)	(9,033)
Forward contracts	-	(1,702)	-	(1,702)	-	(754)	-	(754)
Credit derivatives	-	(2,259)	-	(2,259)	-	(40)	-	(40)
NDF - Non Deliverable Forwards	-	(13,805)	-	(13,805)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(27)	(28)	-	(55)	(7)	(83)	-	(90)

There were no significant transfers between Level 1 and Level 2 during the period of 03/31/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Measurement of Level 2 fair value based on pricing services and brokers

To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 140

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by:

- **Debentures:** When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers.

- **Financial Bills:** In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3.

- **Global and corporate securities:** The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING CONSOLIDATED provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Recurring changes in fair value of Level 3

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy: Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (Realized/unrealized)		Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**478**	**(15)**	**-**	**215**	**(358)**	**361**	**681**	**(36)**
Corporate securities	**478**	**(15)**	**-**	**215**	**(358)**	**361**	**681**	**(36)**
Real estate receivable certificate	396	(8)	-	38	(358)	-	68	(2)
Debentures	58	-	-	115	-	178	351	-
Eurobonds and other	6	(8)	-	62	-	102	162	(34)
Other	18	1	-	-	-	81	100	-
Available for sale securities	**9,490**	**2,412**	**(2,451)**	**3,809**	**(779)**	**(4,959)**	**7,522**	**(1,016)**
Government securities - Brazil	**192**	**(124)**	**118**	**-**	**-**	**-**	**186**	**38**
Corporate securities	**9,298**	**2,536**	**(2,569)**	**3,809**	**(779)**	**(4,959)**	**7,336**	**(1,054)**
Rural product note	1,444	10	(19)	301	(261)	(1,343)	132	(12)
Bank deposit certificate	53	-	-	-	(53)	-	-	-
Real estate receivable certificate	1,243	(145)	(51)	-	-	-	1,047	(56)
Debentures	6,011	2,637	(2,471)	1,628	(302)	(5,107)	2,396	(918)
Eurobonds and other	254	32	(3)	269	(152)	1,176	1,576	(45)
Promissory notes	282	5	(27)	1,611	(11)	(78)	1,782	(28)
Other	11	(3)	2	-	-	393	403	5

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 141

	Fair value at 12/31/2019	Total gains or losses (Realized/Unrealized)		Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2020	Total gains or losses (Realized/ unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivatives - Assets	**103**	**213**	**-**	**56**	**(87)**	**(9)**	**276**	**217**
Swap contracts – Adjustment receivable	32	117	-	9	(1)	(8)	149	147
Option contracts	71	96	-	47	(86)	(1)	127	70
Derivatives - Liabilities	**(85)**	**(115)**	**-**	**(39)**	**51**	**20**	**(168)**	**(135)**
Swap contracts – Adjustment payable	(46)	(83)	-	(4)	-	21	(112)	(105)
Option contracts	(39)	(32)	-	(35)	51	(1)	(56)	(30)

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		03/31/2020		12/31/2019	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(0.2)	(1.3)	(0.3)	(2.1)
	II	(4.2)	(32.3)	(8.5)	(52.3)
	III	(8.4)	(64.1)	(17.0)	(103.8)
Shares	I	-	-	-	-
	II	-	-	-	-
Nonlinear	I	(19.2)	-	(22.6)	-
	II	(32.4)	-	(43.2)	-

The following scenarios are used to measure sensitivity:

Interest rate
Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Shares
Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear
Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 142

Note 18 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 03/31/2020	01/01 to 03/31/2019
Net income attributable to owners of the parent company	**3,401**	**6,710**
Minimum non-cumulative dividends on preferred shares	(105)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**3,187**	**6,496**
Common	1,621	3,311
Preferred	1,566	3,185
Total net income available to equity owners:		
Common	1,729	3,420
Preferred	1,672	3,290
Weighted average number of shares outstanding		
Common	4,958,290,359	4,958,290,359
Preferred	4,792,863,835	4,770,295,919
Basic earnings per share – R$		
Common	0.35	0.69
Preferred	0.35	0.69

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 03/31/2020	01/01 to 03/31/2019
Net income available to preferred equity owners	**1,672**	**3,290**
Dividends on preferred shares after dilution effects	5	13
Net income available to preferred equity owners considering preferred shares after the dilution effect	**1,677**	**3,303**
Net income available to ordinary equity owners	**1,729**	**3,420**
Dividend on preferred shares after dilution effects	(5)	(13)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**1,724**	**3,407**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,820,538,297	4,806,592,987
Preferred	4,792,863,835	4,770,295,919
Incremental as per share-based payment plans	27,674,462	36,297,068
Diluted earnings per share – R$		
Common	0.35	0.69
Preferred	0.35	0.69

Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 18,864 preferred shares (there was no such effect at 03/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 143

Note 19 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;
- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and
- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Supplementary Pension - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan 002 benefit plan Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan ITAUCARD Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP Multisponsored Pension Fund	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 144

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	03/31/2020	03/31/2019
Discount rate [1]	7.64% p.a.	9.72% p.a.
Mortality table [2]	AT-2000	AT-2000
Turnover [3]	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used;
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables;
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 145

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Fixed income securities	**21,338**	**20,672**	**93.18%**	**90.93%**
Quoted in an active market	21,024	20,366	91.81%	89.59%
Non quoted in an active market	314	306	1.37%	1.34%
Variable income securities	**881**	**1,392**	**3.85%**	**6.12%**
Quoted in an active market	872	1,384	3.81%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**73**	**65**	**0.32%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	73	65	0.32%	0.29%
Real estate	**529**	**529**	**2.31%**	**2.33%**
Loans to participants	**77**	**74**	**0.34%**	**0.33%**
Total	**22,898**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to Group companies, with a fair value of R$ 445 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	03/31/2020			
	BD and CV Plans	**CD Plans**	**Other post-employment benefits**	**Total**
1 - Net assets of the plans	22,898	1,481	-	24,379
2 - Actuarial liabilities	(19,841)	-	(960)	(20,801)
3 - Asset restriction (*)	(3,822)	(861)	-	(4,683)
4 - Net amount recognized in the balance sheet (1+2+3)	**(765)**	**620**	**(960)**	**(1,105)**
Amount recognized in Assets (Note 10a)	92	620	-	712
Amount recognized in Liabilities (Note 10d)	(857)	-	(960)	(1,817)

	12/31/2019			
	BD and CV Plans	**CD Plans**	**Other post-employment benefits**	**Total**
1 - Net assets of the plans	22,732	1,475	-	24,207
2 - Actuarial liabilities	(19,713)	-	(967)	(20,680)
3 - Asset restriction (*)	(3,761)	(849)	-	(4,610)
4 - Net amount recognized in the balance sheet (1+2+3)	**(742)**	**626**	**(967)**	**(1,083)**
Amount recognized in Assets (Note 10a)	91	626	-	717
Amount recognized in Liabilities (Note 10d)	(833)	-	(967)	(1,800)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 146

f) Change in the net amount recognized in the balance sheet:

	03/31/2020								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset restriction	Recognized amount	Pension plan fund	Asset restriction	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**
Amounts recognized in income (1+2+3)	**433**	**(400)**	**(72)**	**(39)**	**27**	**(16)**	**11**	**(20)**	**(48)**
1 - Cost of current service	-	(25)	-	(25)	-	-	-	-	(25)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest [1]	433	(375)	(72)	(14)	27	(16)	11	(20)	(23)
Amounts recognized in stockholders´ equity (4+5+6)	**19**	**(32)**	**11**	**(2)**	**1**	**4**	**5**	**-**	**3**
4 - Effects on asset ceiling	-	-	11	11	-	4	4	-	15
5 - Remeasurements [2] [3]	-	-	-	-	1	-	1	-	1
6 - Exchange variation	19	(32)	-	(13)	-	-	-	-	(13)
Other (7+8+9+10)	**(286)**	**304**	**-**	**18**	**(22)**	**-**	**(22)**	**27**	**23**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(304)	304	-	-	-	-	-	27	27
9 - Contributions and investments from sponsor	16	-	-	16	(22)	-	(22)	-	(6)
10 - Contributions from parcipants	2	-	-	2	-	-	-	-	2
Amounts at end of the period	**22,898**	**(19,841)**	**(3,822)**	**(765)**	**1,481**	**(861)**	**620**	**(960)**	**(1,105)**

	12/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset restriction	Recognized amount	Pension plan fund	Asset restriction	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (1+2+3)	**1,769**	**(1,514)**	**(355)**	**(100)**	**151**	**(91)**	**60**	**(459)**	**(499)**
1 - Cost of current service	-	(75)	-	(75)	-	-	-	-	(75)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest [1]	1,769	(1,439)	(355)	(25)	151	(91)	60	(41)	(6)
Amounts recognized in stockholders´ equity (4+5+6)	**3,239**	**(3,884)**	**258**	**(387)**	**(178)**	**181**	**3**	**(261)**	**(645)**
4 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
5 - Remeasurements [2] [3]	3,245	(3,907)	(126)	(788)	(178)	5	(173)	(261)	(1,222)
6 - Exchange variation	(6)	23	-	17	-	-	-	-	17
Other (7+8+9+10)	**(1,084)**	**1,178**	**-**	**94**	**(102)**	**-**	**(102)**	**35**	**27**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,178)	1,178	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	84	-	-	84	(102)	-	(102)	-	(18)
10 - Contributions from parcipants	10	-	-	10	-	-	-	-	10
Amounts at end of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**

(1) Corresponds to the amount calculated at 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Asset Restriction), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a. (On 01/01/2019 the rate used was 9.72% p.a.);

(2) Remeasurements recorded in net assets and asset restriction correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 433 (R$ 5,014 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 147

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 03/31/2020	01/01 to 03/31/2019
Pension plan - FIU	52	7	14
Pension plan - FUNBEP	5	1	3
Total	**57**	**8**	**17**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837	866	894	922	952	5,190
Pension plan - FUNBEP	10.69	425	439	454	469	483	2,582
Other post-employment benefits	9.25	26	26	26	26	26	126
Total		**1,288**	**1,331**	**1,374**	**1,417**	**1,461**	**7,898**

(*) Average duration of plan's actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders' equity (*)**	**Present value of liability**	**Income**	**Stockholders' equity (*)**
Interest rate						
Increase by 0.5%	(977)	-	319	(36)	-	36
Decrease by 0.5%	1,104	-	(421)	41	-	(41)
Mortality rate						
Increase by 5%	(258)	-	88	(13)	-	13
Decrease by 5%	357	-	(94)	17	-	(17)
Medical inflation						
Increase by 1%	-	-	-	87	-	(87)
Decrease by 1%	-	-	-	(69)	-	69

(*) Net of effects of asset restriction.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 148

Note 20 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Tokyo Branch, Nassau Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch; Only at 03/31/2019: Itaú Unibanco S.A. New York Branch; Only at 03/31/2020 Itaú Unibanco S.A. Miami Branch.
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 03/31/2020	01/01 to 03/31/2019
Foreign branches	297	319
Latin America consolidated	774	389
Other foreign companies	401	233
Foreign consolidated	1,431	908

Note 21 – Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with defined policies and procedures.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 149

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 150 Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Foremost among BACEN’s requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I – Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 150

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED Note 5 – Securities and Derivative Financial Instruments (assets and liabilities). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 151 The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Rules and Policies, Reports. II - Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and the institution’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED Note 5 – Securities and Derivative Financial Instruments (assets and liabilities). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Marked to Market); and Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 151

· Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At March 31, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 762.8, with an increase in relation to prior year (R$ 278.3 at 12/ 31/2019) due to the increase in market volatility . The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 152 · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. At March 31, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 762.8, with an increase in relation to prior year (R$ 278.3 at 12/ 31/2019) due to the increase in market volatility . The document “Public Access Report – Market Risk“, which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. III – Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. IV – Operating risk The possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 152

The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V - Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 153 The managers of executive areas use corporate methods developed and supplied by the internal controls, compliance and operating risk area. As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports. V - Insurance, private pension and premium bonds risks The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and premium bonds operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operating risk. These risks are managed independently, according to their special characteristics. VI – Social and Environmental Risk ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities. Mitigation actions of social and environmental risk are carried out through processes mappings, internal controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, risks identified, prioritized and actions taken complement the management of this risk in ITAÚ UNIBANCO HOLDING CONSOLIDATED. The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by a specialized assessment of legal and risks control area. Business units also have their governance for approval of new products, including assessing the social and environmental risk, which ensures compliance in the new products and processes employed by the institution. Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for guide institutional views of social and environmental risk exposure related to ITAÚ UNIBANCO HOLDING CONSOLIDATED activities. Further details on environmental and social risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Reports / Pillar 3 and Index of Systemic and Global Importance / Risk and Capital Management – Pillar 3. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 153

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments;
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II Capital:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Referential Equity

	03/31/2020	12/31/2019
Stockholders' equity attributable to controlling interests	123,624	131,987
Non-controlling interests	11,934	11,110
Change in interest in subsidiaries in a capital transaction	270	259
Consolidated stockholders' equity (BACEN)	**135,828**	**143,356**
Common Equity Tier I prudential adjustments	(28,160)	(26,028)
Common Equity Tier I	**107,668**	**117,328**
Instruments Eligible to comprise Additional Tier I	17,201	11,266
Additional Tier I Prudential Adjustments	111	102
Additional Tier I Capital	**17,312**	**11,368**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**124,980**	**128,696**
Instruments Eligible to comprise Tier II	14,175	11,833
Tier II Prudential Adjustments	63	67
Tier II	**14,238**	**11,900**
Referential Equity (Tier I + Tier II)	**139,218**	**140,596**

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	03/31/2020	12/31/2019
Credit risk (RWA_{CPAD})(1)	917,107	784,730
Market risk (RWA_{MINT})(2)	33,934	25,002
Operational risk ($RWAP_{OPAD}$)(3)	92,476	81,568
Total risk-weighted assets	**1,043,517**	**891,300**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 154

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	03/31/2020	12/31/2019
Securities	52,734	54,715
Loan operations – Retail	139,669	139,522
Loan operations – Non-retail	313,534	274,324
Joint Liabilities - Retail	146	150
Joint Liabilities - Non-Retail	49,149	45,657
Loan commitments – Retail	39,662	37,700
Loan commitments – Non-retail	11,406	11,138
Derivatives – Future potential gain	5,684	4,787
Inermediation	1,791	2,422
Other exposures	303,332	214,315
Total	**917,107**	**784,730**

Market Risk

	03/31/2020	12/31/2019
Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD})	**39,942**	**28,328**
Operations subject to interest rate variation	**35,707**	**24,724**
Fixed rate denominated in reais	2,851	5,273
Foreign exchange coupons	17,726	13,118
Price index coupon	15,130	6,333
Interest rate coupon	-	-
Operations subject to commodity price variation	**1,343**	**1,087**
Operations subject to stock price variation	**490**	**1,162**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**2,402**	**1,355**
Minimum Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD}) (*) (a)	**31,954**	**22,662**
Market Risk Weighted Assets calculated based on internal methodology (b)	**33,934**	**25,002**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(6,008)**	**(3,326)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**33,934**	**25,002**

(*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

At 03/31/2020, RWA_{MINT} totaled R$ 33,934, that corresponds to the need of capital calculated through the internal methodology, above the value of 80% of RWA_{MPAD}, which totaled R$ 31,954.

Operational Risk

	03/31/2020	12/31/2019
Operational Risk-Weighted Assets (RWA_{OPAD})	**92,476**	**81,568**
Retail	14,431	14,005
Commercial	28,718	27,536
Corporate finance	3,416	2,746
Negotiation and sales	23,490	15,430
Payments and settlement	8,696	8,802
Financial agent services	4,596	4,641
Asset management	8,806	8,101
Retail brokerage	323	307

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 155

III – Capital adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 13.3% at March 31, 2020, 2.5 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the quarter and issuance of level 1 and level 2 debts.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 55,737, well above the ACP of R$ 36,523, and generously covered by available capital.

	03/31/2020				12/31/2019			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	46,958	107,668	4.5%	10.3%	40,108	117,328	4.5%	13.2%
Additional Tier I Capital	-	17,312	-	-	-	11,368	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**62,611**	**124,980**	**6.0%**	**12.0%**	**53,478**	**128,696**	**6.0%**	**14.4%**
Tier II	-	14,238	-	-	-	11,900	-	-
Referential Equity (Tier I + Tier II)	**83,481**	**139,218**	**8.0%**	**13.3%**	**71,304**	**140,596**	**8.0%**	**15.8%**
Amount Required for Additional Capital Buffers (ACP)	36,523		3.5%		31,195		3.5%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 03/31/2020 , fixed assets ratio reached 27.2%, showing a surplus of R$ 31,751.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

IV - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

More details on the Recovery Plan can be viewed at www.itau.com.br/investor-relations , section "Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3".

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 156

Note 22 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	03/31/2020	12/31/2019
Permanent foreign investments	72,730	78,230
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(133,169)	(145,611)
Net foreign exchange position	**(60,439)**	**(67,381)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) **"Coronavirus" COVID-19 relief efforts**

On April 06, 2020, ITAÚ UNIBANCO HOLDING CONSOLIDATED held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the new COVID-19 pandemic.

ITAÚ UNIBANCO HOLDING CONSOLIDATED is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic.

The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues.

Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING CONSOLIDATED has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations.

It is worth noting that ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements.

The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Securities and derivative financial instruments (assets and liabilities), 6 - Loan, lease and other credit operations and 17 – Fair value of financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 | 157

e) Subsequent Event A R$ 1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. ITAÚ UNIBANCO HOLDING adds the initiative “Todos pela Saúde” to other ones, such as the donation of R$ 250 million that has been allocated to different projects for improving Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protection masks, health equipment, hygiene kits, and food. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 158 e) Subsequent Event A R$ 1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the new Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. ITAÚ UNIBANCO HOLDING adds the initiative “Todos pela Saúde” to other ones, such as the donation of R$ 250 million that has been allocated to different projects for improving Brazil’s hospital infrastructure, in addition to the production and purchase of test kits, protection masks, health equipment, hygiene kits, and food. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 158

Report on review of parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ( Bank ) as at March 31, 2020 and the related statements of income, comprehensive income, changes in stockholders´ equity and cash flows for the three-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Consolidated ) as at March 31, 2020 and the related consolidated statements of income, comprehensive income, changes in stockholders´ equity and cash flows for the three- month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2020, and the parent company financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 159 Report on review of parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ( Bank ) as at March 31, 2020 and the related statements of income, comprehensive income, changes in stockholders´ equity and cash flows for the three-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Consolidated ) as at March 31, 2020 and the related consolidated statements of income, comprehensive income, changes in stockholders´ equity and cash flows for the three- month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2020, and the parent company financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank. Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 159

Other matters Statements of added value The financial statements referred to above include the parent company and consolidated statements of added value for the three-month period ended March 31, 2020. These statements are the responsibility of the Bank's management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - Statement of Value Added . Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole. São Paulo, May 4, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 160 Other matters Statements of added value The financial statements referred to above include the parent company and consolidated statements of added value for the three-month period ended March 31, 2020. These statements are the responsibility of the Bank's management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - Statement of Value Added . Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole. São Paulo, May 4, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 160

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2020 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), May 4, 2020. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 161 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2020 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), May 4, 2020. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA EDUARDO AZEVEDO DO VALLE Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 161

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to March 2020; b) read, discussed and agree with the Company’s financial statements for the period from January to March 2020 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), May 4, 2020. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 162 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for the period from January to March 2020; b) read, discussed and agree with the Company’s financial statements for the period from January to March 2020 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), May 4, 2020. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – March 31, 2020 162